EXHIBIT 10.25
-------------




                 IN THE UNITED STATES BANKRUPTCY COURT
                 FOR THE NORTHERN DISTRICT OF ILLINOIS
                           EASTERN DIVISION



In re:                            :    Chapter 11
                                  :
AMFAC HAWAII, LLC, et al.,        :    Jointly Administered
                                  :    Case No. 02-07637
     Debtors.                     :
                                  :    Honorable Bruce W. Black



            FIRST AMENDED DISCLOSURE STATEMENT WITH RESPECT
         TO JOINT PLAN OF REORGANIZATION OF AMFAC HAWAII, LLC,
            CERTAIN OF ITS SUBSIDIARIES AND FHT CORPORATION
                UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
         -----------------------------------------------------



Brad B. Erens (IL 6206864)             David S. Curry (IL 6184327)
JONES, DAY, REAVIS & POGUE             Richard G. Ziegler (IL 6209241)
77 West Wacker Drive                   MAYER, BROWN, ROWE & MAW
Chicago, Illinois 60601                190 South LaSalle Street
(312) 782-3939                         Chicago, Illinois 60603
                                       (312) 782-0600
Richard M. Cieri (OH 0032464)
JONES, DAY, REAVIS & POGUE             SPECIAL COUNSEL FOR FHT
North Point                            CORPORATION
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939


ATTORNEYS FOR DEBTORS AND
DEBTORS IN POSSESSION




Dated:  May 10, 2002



--------------------

     (1) The Debtors are the following 10 entities: Amfac Hawaii, LLC, Amfac Holdings Corp., Amfac Land Company, Limited, FHT Corporation, Kaanapali Development Corp., Kaanapali Estate Coffee, Inc., KDCW, Inc., Pioneer Mill Company, Limited, The Lihue Plantation Company, Limited and Waikele Golf Club, Inc.

I.   INTRODUCTION . . . . . . . . . . . . . . . . . . . . .     1
     A.    Holders of Claims Entitled to Vote . . . . . . .     3
     B.    Voting Procedures. . . . . . . . . . . . . . . .     4
     C.    Confirmation Hearing . . . . . . . . . . . . . .     4

II.  OVERVIEW OF THE PLAN . . . . . . . . . . . . . . . . .     5
     A.    Summary of and Rationale for the Plan. . . . . .     5
     B.    Summary of Distributions . . . . . . . . . . . .     7

III. KAANAPALI LAND AND THE REORGANIZED DEBTORS AFTER
     IMPLEMENTATION OF THE PLAN . . . . . . . . . . . . . .    16
     A.    Businesses . . . . . . . . . . . . . . . . . . .    16
     B.    Strategy . . . . . . . . . . . . . . . . . . . .    20
     C.    Projected Asset Sales. . . . . . . . . . . . . .    21
     D.    Management . . . . . . . . . . . . . . . . . . .    21
     E.    Discussion of Financial Projections and Other
           Projected Financial Data (unaudited) . . . . . .    22
     F.    Value of Reorganized Debtors . . . . . . . . . .    22

IV.  GENERAL INFORMATION ABOUT THE AHI DEBTORS. . . . . . .    24
     A.    Description and History of AHI Debtors' Business    24
     B.    Management . . . . . . . . . . . . . . . . . . .    24
     C.    Description of COLA Notes and Indenture. . . . .    24
     D.    Description of Northbrook Senior Claims. . . . .    26
     E.    Possible Challenges to the Northbrook Senior Claims 28
     F.    Other Liabilities. . . . . . . . . . . . . . . .    29
     G.    Financial Results - AHI and Subsidiaries . . . .    30
     H.    Non-Debtor AHI Subsidiaries. . . . . . . . . . .    30
     I.    Events Leading to Chapter 11 Filing. . . . . . .    30
     J.    Negotiation of the Plan. . . . . . . . . . . . .    31

V.   GENERAL INFORMATION ABOUT DEBTOR FHT CORPORATION . . .    31
     A.    Description and History of FHTC. . . . . . . . .    31
     B.    Description of Indebtedness Owed to AFI. . . . .    31
     C.    Events Leading to Chapter 11 Filing. . . . . . .    32

VI.  INFORMATION CONCERNING NORTHBROOK CORPORATION. . . . .    32
     A.    Business and History . . . . . . . . . . . . . .    32
     B.    Financial Information. . . . . . . . . . . . . .    33
     C.    Significant Assets and Liabilities . . . . . . .    33

VII. THE CHAPTER 11 CASES . . . . . . . . . . . . . . . . .    33
     A.    First Day Motions Filed. . . . . . . . . . . . .    33
     B.    Motion for Authority to Pay Critical Vendors . .    34
     C.    Other Significant Events Since Commencement
           of Chapter 11 Cases. . . . . . . . . . . . . . .    34

VIII.THE PLAN OF REORGANIZATION . . . . . . . . . . . . . .    34
     A.    Overview of Chapter 11 . . . . . . . . . . . . .    34
     B.    Overall Structure of the Plan. . . . . . . . . .    35
     C.    Classification and Treatment of Claims
           and Interests. . . . . . . . . . . . . . . . . .    35
     D.    Unclassified Claims. . . . . . . . . . . . . . .    39
     E.    No Waiver of Defenses Regarding Unimpaired Claims   40
     F.    Method of Distribution Under the Plan. . . . . .    40
     G.    Resolution of Disputed, Contingent and
           Unliquidated Claims. . . . . . . . . . . . . . .    44
     H.    Means for Implementation of the Plan . . . . . .    44
     I.    Treatment of Executory Contracts and
           Unexpired Leases . . . . . . . . . . . . . . . .    50
     J.    Confirmation and Effectiveness of the Plan . . .    51
     K.    Effect of Vacation of Confirmation Order . . . .    52
     L.    Effect of Plan Confirmation. . . . . . . . . . .    52
     M.    Summary of Other Provisions of the Plan. . . . .    55

IX.  CONFIRMATION AND CONSUMMATION PROCEDURE. . . . . . . .    57
     A.    Solicitation of Votes Generally. . . . . . . . .    57
     B.    The Confirmation Hearing . . . . . . . . . . . .    58
     C.    Confirmation . . . . . . . . . . . . . . . . . .    58

X.   RISK FACTORS TO BE CONSIDERED. . . . . . . . . . . . .    61

     A.    Certain Bankruptcy Considerations. . . . . . . .    61
     B.    Factors Affecting the Value of the Securities
           to Be Issued Under the Plan. . . . . . . . . . .    63
     C.    Risks Relating to the Reorganized Debtors. . . .    64
     D.    Special Note Regarding Forward-Looking Statements   72

XI.  CERTAIN OTHER LEGAL CONSIDERATIONS . . . . . . . . . .    72
     A.    Section 1145 of the Bankruptcy Code. . . . . . .    72
     B.    Registration and Rule 144. . . . . . . . . . . .    73

XII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN. .    73
     A.    General. . . . . . . . . . . . . . . . . . . . .    73
     B.    Certain U.S. Federal Income Tax Consequences
           to the Reorganized Debtors . . . . . . . . . . .    74
     C.    Federal Income Tax Consequences to Holders
           of Claims. . . . . . . . . . . . . . . . . . . .    76
     D.    Federal Income Tax Consequences to Holders
           of Class 5 General Unsecured Claims. . . . . . .    78
     E.    Tax Consequences of Ownership of Kaanapali
           Land Shares. . . . . . . . . . . . . . . . . . .    79
     F.    Information Reporting and Backup Withholding . .    79
     G.    Importance of Obtaining Professional Tax
           Assistance . . . . . . . . . . . . . . . . . . .    79

XIII.ALTERNATIVES TO CONFIRMATION AND CONSUMMATION
     OF THE PLAN. . . . . . . . . . . . . . . . . . . . . .    80

XIV. CONCLUSION AND RECOMMENDATION. . . . . . . . . . . . .    80


EXHIBITS
--------

EXHIBIT A  JOINT PLAN OF REORGANIZATION OF AMFAC HAWAII, LLC, CERTAIN
           OF ITS SUBSIDIARIES AND FHT CORPORATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

EXHIBIT B  ANNUAL REPORT ON FORM 10-K

EXHIBIT C  PROJECTED BALANCE SHEET

EXHIBIT D  LIQUIDATION ANALYSIS

EXHIBIT E  PROJECTIONS

EXHIBIT F  AUDITED FINANCIAL STATEMENTS OF NORTHBROOK

                           I.   INTRODUCTION

     Amfac Hawaii, LLC ("AHI") and the other above-captioned debtors (collectively with AHI, the "Debtors") submit this disclosure statement (the "Disclosure Statement") to Holders of Claims against and Interests in the Debtors in connection with the solicitation of acceptances of the First Amended Joint Plan of Reorganization of Amfac Hawaii, LLC, Certain of Its Subsidiaries and FHT Corporation Under Chapter 11 of the Bankruptcy Code, dated May 10, 2002, as the same may be amended (the "Plan"). Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan.

     The Debtors believe that the best way to maximize the value of their assets - and to generate the greatest recovery for all creditors as a group
- is to restructure around their land development business, principally their Kaanapali land holdings located on the Island of Maui. The Debtors also believe that the value of their land holdings will appreciate if they are able to continue efforts to obtain governmental entitlements permitting commercial and residential development of the land, assuming that such entitlements are granted.

     As a necessary step toward achieving these objectives, the AHI
Debtors have exited from unprofitable agricultural businesses. These measures have curtailed operating losses and eliminated large amounts of overhead expense. However, the AHI Debtors continue to carry extremely heavy levels of debt, and the burden of that debt is standing in the way of the AHI Debtors' ability to realize the potential value of their land holdings.

     The principal goal of the Plan, therefore, is to address the Debtors' debt burdens so that the Debtors can emerge from chapter 11 with a viable capital structure and with the resources necessary to operate their land development business. The Plan proposes to achieve this goal by converting the Northbrook Senior Indebtedness (approximately $188 million), the COLA Note Claims (approximately $142 million) and other liabilities into new equity (to the extent COLA Holders and certain other creditors so elect) of a reorganized entity, Kaanapali Land, LLC, a Delaware limited liability company ("Kaanapali Land"). Another goal of the Plan is to secure additional liquidity for the Debtors to help fund future operations. The Plan will achieve this goal through the Merger of FHT Corporation ("FHTC") with Northbrook Corporation ("Northbrook"), which will make the assets and liquidity of Northbrook available to the Debtors to help fund their land development business.

     The Plan also seeks to achieve a fair and equitable allocation of the Debtors' reorganization value among the competing stakeholders, taking into account that the current value of the Debtors' assets is estimated by the Debtors to be less than half of the Northbrook Senior Indebtedness, which management of the AHI Debtors has determined is senior to the COLA Note Claims. The Debtors believe this objective has been achieved through negotiation among Northbrook, the other Holders of the Northbrook Senior Claims and Bank One Trust Company, N.A., the Indenture Trustee, on behalf of the COLA Holders. Reflecting the results of that negotiation, the Plan allocates up to 15% of the pro forma economic value of the Reorganized Debtors to the COLA Holders, with the remaining 85% being allocated collectively to the Holders of the Northbrook Senior Claims and Pacific Trail Holdings, LLC ("Pacific Holdings"), the pre-Merger shareholder of Northbrook.

     FOR THE REASONS DISCUSSED IN THE ACCOMPANYING LETTER FROM THE INDENTURE TRUSTEE, THE INDENTURE TRUSTEE FULLY SUPPORTS CONFIRMATION OF THE PLAN. AS A RESULT, THE INDENTURE TRUSTEE ENCOURAGES ALL COLA HOLDERS TO FAVORABLY CONSIDER VOTING FOR THE PLAN.

     On [_____________], 2002, this Disclosure Statement was approved by the Bankruptcy Court as containing adequate information, as required by section 1125 of the Bankruptcy Code, to permit Holders of Impaired Claims and Interests to make an informed judgment in exercising their right to vote to accept or to reject the Plan. The Bankruptcy Court, however, has not conducted an independent review or investigation of the factual and financial matters described herein, nor has the Bankruptcy Court approved or ruled on the merits of the Plan.

     This Disclosure Statement describes certain aspects of the Plan, the Debtors' operations, the Debtors' projections with respect to their intended operations following implementation of the Plan and other related matters. For a complete understanding of the Plan, you should read the Disclosure Statement, the Plan and the exhibits and schedules thereto in their entirety.

     The Debtors believe that confirmation of the Plan and consummation of the restructuring provided for therein is in the best interests of the Debtors and their respective creditors and equity holders. Accordingly, the Debtors urge each creditor that is Impaired under, and entitled to vote with respect to, the Plan, to vote to accept the Plan. Detailed voting instructions are set forth in Section I.B. of this Disclosure Statement.
To be counted, a ballot containing your vote to accept or reject the Plan must be received by the Debtors' balloting agent, Logan & Company, Inc., no later than the balloting deadlines provided in the Ballot. PLEASE NOTE THAT TO THE EXTENT YOU ARE INSTRUCTED TO RETURN YOUR BALLOT TO YOUR NOMINEE YOU MUST LEAVE SUFFICIENT TIME FOR YOUR BALLOT TO BE PROCESSED BY YOUR NOMINEE AND SUBMITTED TO LOGAN & COMPANY, INC., THE DEBTORS' BALLOTING AGENT, BEFORE THE VOTING DEADLINE.

     THE DEBTORS STRONGLY URGE ACCEPTANCE OF THE PLAN.

     THE DEBTORS HAVE NEGOTIATED THE TERMS OF THIS PLAN WITH THE INDENTURE TRUSTEE FOR THE COLA NOTES. FOR THE REASONS DISCUSSED IN THE ACCOMPANYING LETTER FROM THE INDENTURE TRUSTEE, THE INDENTURE TRUSTEE FULLY SUPPORTS CONFIRMATION OF THE PLAN. AS A RESULT, THE INDENTURE TRUSTEE ENCOURAGES COLA HOLDERS TO FAVORABLY CONSIDER VOTING FOR THE PLAN.

     NO PERSON IS AUTHORIZED BY ANY OF THE DEBTORS IN CONNECTION WITH THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION REGARDING THIS DISCLOSURE STATEMENT OR THE PLAN OTHER THAN AS CONTAINED IN THIS DISCLOSURE STATEMENT AND THE EXHIBITS AND SCHEDULES ATTACHED HERETO.

     THE ACCURACY OF THE ACCOUNTING, FINANCIAL, ECONOMIC AND OTHER INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS THE EXCLUSIVE RESPONSIBILITY OF THE DEBTORS.

     THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION STATED HEREIN.

     THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING THE INFORMATION REGARDING THE HISTORY, BUSINESS AND OPERATIONS OF THE DEBTORS AND THE HISTORICAL FINANCIAL INFORMATION REGARDING THE DEBTORS IS INCLUDED FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN BUT, AS TO CONTESTED MATTERS AND ADVERSARY PROCEEDINGS, IS NOT TO BE CONSTRUED AS ADMISSIONS OR STIPULATIONS BUT RATHER AS STATEMENTS MADE IN SETTLEMENT NEGOTIATIONS.

     FOR THE CONVENIENCE OF CREDITORS AND EQUITY HOLDERS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN, BUT THE PLAN ITSELF QUALIFIES ALL SUMMARIES. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THE DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING. SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT OF THE APPLICABLE AGREEMENT.

     STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ABOUT THE DEBTORS' FUTURE OUTLOOK, PROSPECTS AND PLANS, INCLUDING THOSE THAT EXPRESS BELIEF, EXPECTATION, ESTIMATES OR INTENTIONS, AS WELL AS THOSE THAT ARE NOT STATEMENTS OF HISTORICAL FACT, ARE FORWARD LOOKING. THESE STATEMENTS ARE BASED ON THE DEBTORS' CURRENT EXPECTATIONS AND ASSUMPTIONS ABOUT THEIR BUSINESSES AND THE MARKETS IN WHICH THEY OPERATE. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE DEBTORS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE THOSE INDICATED IN THIS DISCLOSURE STATEMENT AS WELL AS OTHER RISKS AND UNCERTAINTIES THAT CANNOT PRESENTLY BE IDENTIFIED, AS WELL AS THE RISK FACTORS DISCUSSED IN THE DEBTORS' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THEIR MOST RECENT ANNUAL REPORT ON FORM 10-K, A COPY OF WHICH IS ATTACHED TO THIS DISCLOSURE STATEMENT AS EXHIBIT B. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT SPEAK ONLY AS OF THE DATE HEREOF, AND THE DEBTORS DISCLAIM ANY DUTY TO UPDATE THESE STATEMENTS.


A.   HOLDERS OF CLAIMS ENTITLED TO VOTE

     Under the Bankruptcy Code, classes of Claims that are unimpaired under a Chapter 11 plan are deemed to have accepted the plan and are not entitled to vote to accept or reject the plan. Classes of Claims that are not entitled to receive any distribution on account of their Claims are deemed to have rejected the plan and are not entitled to vote to accept or reject the plan.

     Under the terms of the Plan, the Holders of Claims and Interests in the following Classes are Impaired and the Holders of such Claims as of the date of approval of this Disclosure Statement (the "Voting Record Date") are entitled to vote to accept or reject the Plan:

           CLASS            DESCRIPTION
           -----            -----------

           Class 2          Northbrook Senior Claims

           Class 4          COLA Holder Claims

           Class 5          General Unsecured Claims against
                            the AHI Debtors

           Class 6          Intercompany Claims

           Class 8          AHI Interests

           Class 3A         AFI Claim

           Class 5A         Stock Interests

     Votes on the Plan are not being solicited from Holders of Priority Claims against the AHI Debtors (Class 1), Other Secured Claims against the AHI Debtors (Class 3), Convenience Claims (Class 5.1), Subsidiary Stock Interests (Class 7), Priority Claims against FHTC (Class 1A), Other Secured Claims against FHTC (Class 2A) and General Unsecured Claims against FHTC (Class 4A). Holders of such Claims and Interests will be conclusively presumed to have accepted the Plan.

     Under the Bankruptcy Code, a class of Claims accepts a plan if Holders of at least two-thirds in dollar amount and more than one-half in number of the Claims properly voted in that class, vote to accept the plan.

The confirmation process is described in more detail in Section IX of this Disclosure Statement.

B.   VOTING PROCEDURES

     If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. Please carefully follow the instructions set forth in the Ballot and vote and return your Ballot(s) to:
                      Logan & Company, Inc.
                      546 Valley Road
                      Upper Montclair, New Jersey 07043
                      Attn:  Amfac Hawaii Balloting Center

or, if you are a beneficial owner of a COLA Note and you receive a Ballot from your Nominee you should return the Ballot to such Nominee in accordance with the instructions provided with your Ballot.

     TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE RECEIVED BY LOGAN & COMPANY, INC. NO LATER THAN THE VOTING DEADLINE SPECIFIED IN THE BALLOTS (THE "VOTING DEADLINE").

     ANY BALLOT THAT IS EXECUTED BUT DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN WILL BE DEEMED TO CONSTITUTE AN ACCEPTANCE OF THE PLAN AND ANY BALLOT THAT IS NOT EXECUTED OR IN WHICH BOTH THE ACCEPTANCE AND REJECTION BOX IS CHECKED WILL BE CONSIDERED NULL AND VOID AND WILL NOT BE COUNTED.

     If you are a Holder of a Claim entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan or the procedures for voting on the Plan, please call Logan & Company, Inc., at 1-888-663-8893. For additional information on voting, see Section IX.A. of this Disclosure Statement.

C.   CONFIRMATION HEARING

     Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing to determine whether the Plan meets the requirements for confirmation established by section 1129 of the Bankruptcy Code. Any party in interest may object to confirmation of the Plan. The Bankruptcy Court has scheduled a hearing with respect to confirmation of the Plan for [_________], 2002 (the "Confirmation Hearing"). Notice of the Confirmation Hearing has been, or will be, provided to Holders of Claims and Interests or their representatives (the "Confirmation Notice"). Objections to confirmation must be filed with the Bankruptcy Court by [________], 2002 and served in accordance with the Confirmation Notice and are governed by Bankruptcy Rules 3020(b) and 9014 and local rules of the Bankruptcy Court. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

                       II.  OVERVIEW OF THE PLAN

     The following is an overview of certain material provisions of the Plan, which is attached hereto as Exhibit A. The following summaries of the material provisions of the Plan do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Plan, including all exhibits thereto.

A.   SUMMARY OF AND RATIONALE FOR THE PLAN

     The Debtors believe that the Plan presents the best opportunity to maximize the recovery of all creditors as a group. The starting point for this conclusion is the value of the AHI Debtors' assets. Currently, without governmental entitlements permitting development of their land holdings, the Debtors estimate the orderly sale value of their assets to be approximately $60 to $70 million, before taking into account costs of sale.

This estimate is based primarily on the Debtors' knowledge of recent sales of comparable land which the Debtors believe to be the best basis of valuing their property, although this methodology is one of a number of different valuation methods, each of which may produce differing results. Against that estimate of current value, the AHI Debtors have fixed, non-contingent liabilities in excess of $325 million. The Northbrook Senior Claims alone are approximately $188 million, and that debt is secured by liens on substantially all of the AHI Debtors' real property and related personal property. Also, management of the AHI Debtors has determined that all or substantially all of the Northbrook Senior Claims are "Senior Indebtedness" under the COLA Indenture dated March 14, 1989 (the "Indenture"). In light of the Northbrook Senior Claims, it is expected that no value would be available for distribution to the COLA Holders in the event of a liquidation of the AHI Debtors. Based on the foregoing, it is expected that a sale of the AHI Debtors' assets would not be sufficient to pay even 50% of the Northbrook Senior Claims. In addition, because the Northbrook Senior Claims are secured by the aforementioned liens, the General Unsecured Creditors of the AHI Debtors also would receive only a de minimis distribution, if any, in the event of a sale.

     In contrast, the Plan provides the prospect for a greater recovery for all creditors as a group. The prospect for greater recovery is further premised on the Debtors' business plan to restructure around their land development business, which will focus on development of their Kaanapali land holdings. (See Section III of this Disclosure Statement.) If the Plan is confirmed and the Debtors are able in the future to obtain entitlements for such land development, the value of the land is likely to increase. (See Section III.F. hereof, concerning valuation of the Reorganized Debtors). While the Debtors' management does not believe it is possible to accurately predict the extent to which the value of such land might increase, the holders of the Northbrook Senior Claims have decided to contribute liquidity to the Debtors under the Plan to help fund the Debtors' attempt to develop the land and increase the value thereof for the holders of such claims. (See Section VI.C. hereof concerning the contributions of assets under the Plan by Northbrook). As with any real estate investment, there are a variety of risks that could cause the expected appreciation or value to fail to materialize, or even cause the property to decrease in value. Nevertheless, the Debtors believe the Plan presents an opportunity to create substantially greater value for all creditors as a group than would be the case under any other scenario.

     As noted above, the Plan increases the likelihood that the AHI
Debtors will have the resources to carry out their business plan. First, through the merger of FHTC with Northbrook under the Plan, the assets and liquidity of Northbrook will be available to help fund ongoing development efforts. Second, the prospect for success is further enhanced by the Plan's elimination of the AHI Debtors' debt burden. Under the Plan, the entirety of the approximately $188 million of Northbrook Senior Claims and the approximately $142 million of COLA Note Claims are to be converted into equity, except to the extent COLA Holders elect to take a cash out payment of $35 per Class A or Class B COLA Note.

     The Plan also provides a greater possibility of recovery to the COLA Holders. It does so by giving each COLA Holder the right to elect to receive equity in a reorganized parent of AHI - Kaanapali Land - or to take, subject to certain limitations, a cash out payment of $35 per $500 face amount of a Class A COLA Note or a Class B COLA Note in full satisfaction of principal and accrued interest thereon. If the election to take equity is made, a COLA Holder will receive an equity interest in Kaanapali Land, in the form of the Class A Shares (other than AFI, which shall receive Class B Shares), with up to 15% of the pro forma equity value of Kaanapali Land being allocated, in the aggregate, to the COLA Holders, assuming for purposes of such calculation that all COLA Holders were to elect to receive equity and other unsecured creditors do not elect to receive any equity in Kaanapali Land. (2) To the extent other unsecured creditors do elect to receive equity, the COLA Holders and the Northbrook Senior Creditors will be diluted on an equivalent basis. As shareholders in Kaanapali Land, COLA Holders will have the opportunity to share in any appreciation in the value of Kaanapali Land that may be achieved from future land development efforts.

     If the cash out election is made, a COLA Holder will receive a cash payment equal to $35 per $500 face amount of Class A Note or Class B COLA
Note in full satisfaction of principal and accrued interest thereon, with payment to be made promptly after the Plan becomes effective. If more than 65% of the aggregate amount of COLAs elect the cash option (excluding COLA Notes held by AF Investors, LLC ("AFI"), which has agreed not to take the cash option and to take Class B Shares instead of Class A Shares), the electing Holders will receive a combination of cash and Class A shares, as further explained below. Under the Plan, General Unsecured Creditors in Class 5 also have the option to elect cash or equity. Moreover, because Class 5 creditors are not subject to the subordination provisions of the Indenture in favor of the Northbrook Senior Creditors, the Plan offers Class 5 Creditors a higher cash out option, equal to 15% of their Allowed Claims, payable six months after the Plan becomes effective. If the amount of cash payable to Class 5 Creditors under this option would exceed $300,000, those Class 5 Creditors electing the cash out option will receive a pro rata share of such $300,000 plus Class A Shares for the remainder of their Allowed Claim on the same basis as COLA Holders that elect to receive Class A Shares. The Plan does not give the Northbrook Senior Creditors a cash option. Finally, Allowed Class 5 Claims can elect to be in Class 5.1, the convenience class, and receive $500 on account of their Allowed Claims.

     The Plan's treatment of COLA Holders is the product of extensive negotiation between the Debtors, the Indenture Trustee and the Northbrook Senior Creditors. As a result of those negotiations, the Plan includes significant concessions from the Northbrook Senior Creditors. First, they have agreed as part of the Plan to convert the entirety of their $188 million senior debt Claim into equity, and by doing so, the Northbrook Senior Creditors, on a going forward basis, have aligned their interests with those of the COLA Holders that elect to receive equity. Second, the Northbrook Senior Creditors have agreed to waive the subordination and turnover provisions of the Indenture so that the COLA Holders can retain their distributions under the Plan even though the Northbrook Senior Creditors will not be paid in full. Third, they have agreed to cause Northbrook to contribute assets under the Plan through the merger of Northbrook with FHTC, which will provide additional liquidity to help fund the land development activities of the Reorganized Debtors. Finally, the compromises embodied in the Plan will benefit all parties by avoiding costly and protracted bankruptcy proceedings, the expense and delay of which might impair the Debtors' ability to execute their plan to develop the Kaanapali lands.

--------------------

     (2) As explained in Section VIII.H. of this Disclosure Statement, Kaanapali Land will be a limited liability company taxable as a corporation, and the Class A Shares and Class B Shares shall constitute membership interests in Kaanapali Land.

     Absent the consensual compromises contained in the Plan, the COLA Holders have no certain right to any recovery from the AHI Debtors. The Northbrook Senior Claims have priority both to the extent they are secured and because they are Senior Indebtedness under the Indenture. The Indenture subordinates any recovery for the COLA Holders to payment in full of Senior Indebtedness of the AHI Debtors which includes, among other things, the Northbrook Senior Claims. (3) For that reason, among others, the Indenture Trustee supports Confirmation of the Plan and therefore encourages COLA Holders to favorably consider voting for the Plan. If the Plan is not approved, the Northbrook Senior Creditors have indicated that they would attempt to seek to lift the automatic stay imposed by the Bankruptcy Code to foreclose on the assets securing their debt, which may lead to protracted litigation regarding such action. (See Section IV.D. regarding the Northbrook Senior Claims).

B.   SUMMARY OF DISTRIBUTIONS

     Under the Plan, Claims against and Interests in the Debtors are divided into Classes. Certain unclassified Claims, including
Administrative Claims and Priority Tax Claims, will be paid in full in cash or receive such other treatment that will not impair the Holders of such Claims under section 1124 of the Bankruptcy Code. All other Claims and all Interests will be divided into 14 Classes and will receive the distributions and recoveries (if any) described in the tables below.

     The Plan constitutes a plan of reorganization for each Debtor. For administrative convenience, the Plan places Claims against and Interests in the AHI Debtors into Classes 1 through 8 and the Claims against and Interests in FHTC in Classes 1A through 5A. The Plan is premised on the substantive consolidation of the AHI Debtors solely with respect to the voting and treatment of Classes 2, 4, 5 and 5.1. (See the discussion in Section VIII.H. of this Disclosure Statement.) The Plan does not contemplate substantive consolidation of the Debtors with respect to other Classes of Claims or Interests.




--------------------

   (3) The Indenture specifically contemplated that affiliates of the AHI Debtors may loan money to the AHI Debtors on a senior basis for any of the purposes permitted under the Indenture. The Northbrook Senior Claims derive from loans made in cash for such purposes.

     The following table briefly summarizes the classification and treatment of Claims and Interests with respect to the AHI Debtors:

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------
Class 1 (Priority Claims)         Class 1 is unimpaired by the Plan.
                                  Each Holder of an Allowed Priority
A Claim accorded priority in rightClaim is conclusively presumed to have
of payment under section 507(a)   accepted the Plan and is not entitled
of the Bankruptcy Code, other     to vote to accept or reject the Plan.
than an Administrative Expense
Claim or a Priority Tax Claim.    The legal, equitable and contractual
                                  rights of the Holders of Priority
                                  Claims are unaltered by the Plan.  On
                                  or as soon as reasonably practicable
                                  after (i) the Effective Date if such
                                  Priority Claim is an Allowed Priority
                                  Claim as of the Effective Date or (ii)
                                  the date on which such Priority Claim
                                  becomes an Allowed Priority Claim, each
                                  Holder of an Allowed Priority Claim
                                  shall receive in full satisfaction,
                                  settlement and release of and in
                                  exchange for such Priority Claim at the
                                  election of the Debtors (a) cash equal
                                  to the amount of such Priority Claim;
                                  (b) such other treatment as to which
                                  the Debtors or the Reorganized Debtors
                                  and the Holder of such Allowed Priority
                                  Claim have agreed upon in writing; or
                                  (c) treatment such that the Claim will
                                  not be impaired pursuant to section
                                  1124 of the Bankruptcy Code.

Estimated Amount of Allowed       Estimated Percentage Recovery:  100%
Claims:  approximately $300,000
--------------------------------------------------------------------------

Class 2  (Northbrook Senior       Class 2 is impaired and therefore
Claims)                           entitled to vote on the Plan.

Secured Claims and Unsecured      On the Effective Date, the
Claims against the AHI Debtors    Northbrook Senior Claims shall
held by (i) FHTC (approximately   be deemed to be Allowed Claims,
$100 million); (ii) AFI (approxi- and each Holder of a Northbrook
mately $57 million); and (iii)    Senior Claim (i) will receive in
Northbrook (approximately $31     full satisfaction, settlement of
million, including indebtedness   and in exchange for such Claim,
originally owed to Tobishima      its Pro Rata share of 1,270,203
Pacific, Inc.) on account of      Class B Shares, and (ii) shall
and pursuant to the Northbrook    be entitled to a release from the
Senior Debt Instruments.          Debtors.  The portion of the
                                  Class B Shares so distributed
                                  to FHTC shall, pursuant to the
                                  Plan, be reallocated to AFI, and
                                  the Class B Shares so distributed
                                  to Northbrook shall, pursuant to
                                  the Northbrook Merger Agreement,
                                  be retired and shall no longer
                                  be issued and outstanding Class B
                                  Shares.

                                  Estimated Percentage Range of
                                  Recovery:  approximately 22% - 26%,
Estimated Amount of Allowed       based upon estimated orderly sale
Claims:  approximately $188       value of the Kaanapali Land Shares
million                           as ofthe Effective Date.
--------------------------------------------------------------------------

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------

Class 3 (Other Secured Claims)    Class 3 is unimpaired by the
                                  Plan.  Each Holder of an
Secured Claims against an AHI     Allowed Other Secured Claim is
Debtor other than Claims in       conclusively presumed to have
Classes 2 and 4.                  accepted the Plan and is not
                                  entitled to vote to accept
                                  or reject the Plan.

                                  The legal, equitable and
                                  contractual rights of the
                                  Holders of Other Secured
                                  Claims are unaltered by the
                                  Plan.  On (i) the Effective
                                  Date if such Other Secured
                                  Claim is an Allowed Other
                                  Secured Claim or (ii) the
                                  date on which such Other
                                  Secured Claim becomes an
                                  Allowed Other Secured Claim,
                                  each Holder of an Allowed
                                  Other Secured Claim shall
                                  receive in full satisfaction,
                                  settlement of, and in
                                  exchange for, such Allowed
                                  Other Secured Claim, at the
                                  election of the Debtors:
                                  (a) reinstatement of the
                                  legal, equitable and con-
                                  tractual rights to which
                                  such Claim entitles the
                                  Holder thereof and payment
                                  in accordance with such
                                  legal, equitable and
                                  contractual rights; (b)
                                  such other treatment as to
                                  which the Holder of such
                                  Claim and the Debtors or
                                  Reorganized Debtors agree
                                  in writing; or (c) such Claim
                                  will be otherwise treated in
                                  any other manner such that it
                                  will not be impaired pursuant
                                  to section 1124 of the
                                  Bankruptcy Code.

Estimated Amount of Allowed       Estimated Percentage Recovery:  100%
Claims:  unliquidated claims
(not to exceed $750,000)
in respect of bonds
--------------------------------------------------------------------------

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------

Class 4 (COLA Note Claims)        Class 4 is impaired and therefore
                                  entitled to vote on the Plan.

Claims of COLA Holders based
on COLA Notes.                    On the Effective Date, the COLA
                                  Note Claims shall be deemed to be
                                  Allowed Claims in the aggregate
                                  amount of approximately $142,000,000,
                                  which includes principal plus accrued
                                  and unpaid interest through the
                                  Petition Date.  Each Holder of a
                                  COLA Note Claim will receive, at the
                                  Holder's election, one of the
                                  following alternative treatments
                                  in full satisfaction of and in
                                  exchange for such COLA Note Claim:
                                  (i) cash in an amount equal to $35
                                  per $500 face amount of Class A or
                                  Class B COLA Note in full satisfaction
                                  of principal and accrued and unpaid
                                  interest thereon; provided, however,
                                  that if the aggregate cash payments
                                  to COLA Holders would exceed
                                  $5,172,000, then each electing COLA
                                  Holder shall receive (x) its Pro Rata
                                  share of $5,172,000 and (y) Class A
                                  Shares on account of the balance of
                                  its COLA Note Claim on the same basis
                                  as provided in (ii) below; or
                                  (ii) if a COLA Holder does not receive
                                  the cash treatment set forth in clause
                                  (i), each COLA Holder shall receive one
                                  Class A Share for each $500 in
                                  principal of COLA Note Claims in full
                                  satisfaction of principal and accrued
                                  and unpaid interest on each Class A or
                                  Class B COLA Note represented thereby.
                                  In addition, Kaanapali Land shall enter
                                  into the Kaanapali Land Company
                                  Agreement which shall contain certain
                                  corporate governance provisions for the
                                  benefit of the Holders of the Class A
                                  Shares.

Estimated Amount of Allowed       Estimated Percentage Range
Claims:  approximately $142       of Recovery:  approximately 7%
million                           based on cash election where
                                  total payments are not greater
                                  than $5,172,000 - approximately 6.5%
                                  - 7.5%, based on the estimated orderly
                                  sale value of the Kaanapali Land Shares
                                  as of the Effective Date, if the cash
                                  election is not made.
-------------------------------------------------------------------------

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------

Class 5 (General Unsecured        Class 5 is impaired and therefore
Claims)                           entitled to vote on the Plan.


Unsecured Claims against an       Each Holder of an Allowed
AHI Debtor other than a COLA      General Unsecured Claim shall
Note Claim, an Intercompany Claim receive, in full satisfaction of
or the AFI Claim.                 and in exchange for its Allowed
                                  Claim, one of the following alternative
                                  treatments, at the election of the
                                  Holder of such Claim:

                                  (a) payment in cash from Kaanapali
                                  Land equal to 15% of the amount of the
                                  Allowed General Unsecured Claim,
                                  payable without interest on or as soon
                                  as practicable after the six month
                                  anniversary of the Effective Date,
                                  provided, however in no event shall
                                  Kaanapali Land be required to pay more
                                  than $300,000 in the aggregate to
                                  Holders of Class 5 Claims that elect a
                                  cash distribution.  If the aggregate of
                                  such payments will exceed $300,000,
                                  each electing creditor shall receive
                                  its Pro Rata share of $300,000 and on
                                  account of the balance of its Allowed
                                  Claim shall receive Class A Shares on
                                  the same basis as provided in clause
                                  (b) below; or

                                  (b) if a Holder of a Class 5 Allowed
                                  Claim does not receive the cash
                                  treatment set forth in clause (a), the
                                  Holder of a Class 5 Allowed Claim shall
                                  receive Class A Shares on an equivalent
                                  basis per dollar of Allowed Claim as
                                  COLA Holders that elect to receive
                                  Class A Shares.  In addition, Kaanapali
                                  Land shall enter into the Kaanapali
                                  Land Company Agreement, which contains
                                  certain corporate governance
                                  provisions, for the benefit of the
                                  Holders of Class A Shares.

                                  Estimated Percentage Range of Recovery:
                                  (i)  15% (undiscounted) if cash
Estimated Amount of Allowed       election is made, where total payments
Claims:  approximately $2         are not greater than $300,000;
million                           (ii)  approximately 6.5% - 7.5%, based
                                  on the estimated value of the Kaanapali
                                  Land Shares as of the Effective Date,
                                  if the cash election is not made.
-------------------------------------------------------------------------

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------

Class 5.1 (Convenience Claims)    Class 5.1 is unimpaired by the
                                  Plan.  Each Holder of a Con-
An unsecured, nonpriority Claim   venience Claim is conclusively
(other than a COLA Note Claim)    presumed to have accepted the
as of the Petition Date in the    Plan and is not entitled to vote
amount of $500 or less; provided, to accept or reject the Plan.
however, that if the Holder of
an unsecured, nonpriority Claim   On the Effective Date, each
(other than a COLA Note Claim)    Holder of an Allowed Convenience
in an amount greater than $500    Claim shall be entitled to
shall make an election to reduce  receive from Kaanapali Land in
such Claim to $500, such Claim    full satisfaction of and in
shall be treated as a Con-        exchange for such Claim, payment
venience Claim for all purposes.  of an Allowed Convenience Claim in full, in cash.
Estimated Amount of Allowed
Claims:  $[_______]               Estimated Percentage
                                  Recovery: 100%
-------------------------------------------------------------------------

Class 6 (Intercompany Claims)     Class 6 is impaired and therefore
                                  entitled to vote on the Plan.

Amounts owing for money borrowed  On the Effective Date, the or for goods and services renderedIntercompany Claims shall be
as reflected on the books and     discharged and extinguished and
records of any AHI Debtor as of   the Holders of the Intercompany
the Petition Date by any AHI      Claims shall not receive any
Debtor to another AHI Debtor.     distribution or retain any rights
                                  on account of such Claims.

Estimated Amount of Allowed       Estimated Percentage Recovery: 0%
Claims:  N/A

-------------------------------------------------------------------------

Class 7 (Subsidiary Stock         Class 7 is unimpaired by the Plan.
Interests)                        Each Holder of a Subsidiary Stock
                                  Interest is conclusively presumed
Equity interests held by AHI      to have accepted the Plan and is
in any AHI Subsidiary or by any   not entitled to vote to accept or
AHI Subsidiary in any other       reject the Plan.
AHI Subsidiary.

                                  The legal, equitable and con-
                                  tractual rights of Holders of
                                  Class 7 Interests are unaffected by
                                  the Merger Agreements and the Plan.

-------------------------------------------------------------------------

Class 8 (AHI Interests)           Class 8 is impaired and therefore
                                  entitled to vote on the Plan.
Equity interests of Northbrook
in AHI.                           After giving effect to the Northbrook
                                  Merger and the Kaanapali Land Merger,
                                  upon, or immediately following the
                                  Effective Date, the Interests of
                                  Northbrook in AHI shall become the
                                  Interests of Kaanapali Land in AHI.

-------------------------------------------------------------------------

     The following table briefly summarizes the classification and treatment of Claims and Interests with respect to FHTC:

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------

Class 1A (Priority Claims)        Class 1A is unimpaired by the Plan.
                                  Each Holder of an Allowed Priority
A Claim accorded priority in rightClaim is conclusively presumed to
of payment under section 507(a)   have accepted the Plan and is not
of the Bankruptcy Code, other     entitled to vote to accept or reject
than an Administrative Expense    the Plan.
Claim or a Priority Tax Claim.
                                  The legal, equitable and contractual
                                  rights of the Holders of Priority
                                  Claims are unaltered by the Plan.  On
                                  or as soon as reasonably practicable
                                  after (i) the Effective Date if such
                                  Priority Claim is an Allowed Priority
                                  Claim as of the Effective Date or (ii)
                                  the date on which such Priority Claim
                                  becomes an Allowed Priority Claim, each
                                  Holder of an Allowed Priority Claim
                                  shall receive in full satisfaction,
                                  settlement and release of and in
                                  exchange for such Priority Claim at the
                                  election of the Debtors (a) cash equal
                                  to the amount of such Priority Claim;
                                  (b) such other treatment as to which
                                  the Debtors or the Reorganized Debtors
                                  and the Holder of such Allowed Priority
                                  Claim have agreed upon in writing; or
                                  (c) treatment such that the Claim will
                                  not be impaired pursuant to section
                                  1124 of the Bankruptcy Code.

Estimated Amount of Allowed       Estimated Percentage Recovery:  100%
Claims:  $[0]
----------------------------------------------------------------------

Class 2A (Other Secured Claims)   Class 2A is unimpaired by the Plan.
                                  Each Holder of an Allowed Other Secured
                                  Claim is conclusively presumed to have
Secured Claims against FHTC       accepted the Plan and is not entitled
                                  to vote to accept or reject the Plan.

                                  The legal, equitable and contractual
                                  rights of the Holders of Other Secured
                                  Claims are unaltered by the Plan.  On
                                  (i) the Effective Date if such Other
                                  Secured Claim is an Allowed Other
                                  Secured Claim on the Effective Date or
                                  (ii) the date on which such Other
                                  Secured Claim becomes an Allowed Other
                                  Secured Claim, each Holder of an
                                  Allowed Other Secured Claim shall
                                  receive in full satisfaction,
                                  settlement of, and in exchange for,
                                  such Allowed Other Secured Claim, at
                                  the election of the Debtors: (a) the
                                  reinstatement of the legal, equitable
                                  and contractual rights to which such
                                  Claim entitles the Holder thereof and
                                  payment in accordance with such legal,
                                  equitable and contractual rights; (b)
                                  such other treatment as to which the
                                  Holder of such Claim and the Debtors or

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------

                                  Reorganized Debtors agree in writing;
                                  or (c) such Claim will be otherwise
                                  treated in any other manner such that
                                  it will not be impaired pursuant to
                                  section 1124 of the Bankruptcy Code.
Estimated Amount of Allowed
Claims:  $[0]                     Estimated Percentage Recovery:  100%

----------------------------------------------------------------------

Class 3A (AFI Claims)             Class 3A is impaired and therefore
                                  entitled to vote on the Plan.
All Claims held by AFI against
FHTC (approximately $203 million)
whether evidenced by promissory   On the Effective Date, the AFI
note, intercompany account or     Claim shall be deemed to be an
otherwise.                        Allowed Claim, and AFI shall
                                  receive in full satisfaction of
                                  and in exchange for such Allowed
                                  Claim, a distribution of the
                                  portion of the Class B Shares
                                  that is distributed to FHTC
                                  pursuant to the Plan.
Estimated Amount of Allowed
Claims:  approximately $203
million

----------------------------------------------------------------------

Class 4A (General Unsecured       Class 4A is unimpaired by the
Claims)                           Plan.  Each Holder of an Allowed
                                  General Unsecured Claim is
General Unsecured Claims against  conclusively presumed to have
FHTC other than the AFI Claims.   accepted the Plan and is not
                                  entitled to vote to accept or
                                  reject the Plan.

                                  The legal, equitable and con-
                                  tractual rights of the Holders of
                                  General Unsecured Claims are
                                  unaltered by the Plan.  On or as
                                  soon as reasonably practicable
                                  after (i) the Effective Date if
                                  such General Unsecured Claim is
                                  an Allowed General Unsecured Claim
                                  as of the Effective Date or (ii)
                                  the date on which such General
                                  Unsecured Claim becomes an Allowed
                                  General Unsecured Claim, each Holder
                                  of an Allowed General Unsecured Claim:
                                  (a) shall receive in full satisfaction,
                                  settlement and release of and in
                                  exchange for such General Unsecured
                                  Claim cash equal to the amount of such
                                  General Unsecured Claim; or (b) such
                                  Claim will be otherwise treated in any
                                  other manner such that it will not be
                                  impaired pursuant to section 1124 of
                                  the Bankruptcy Code.

Estimated Amount of Allowed
Claims: $[0]                      Estimated Percentage Recovery:  100%
----------------------------------------------------------------------

DESCRIPTION AND ESTIMATED
AMOUNT OF CLAIMS OR INTERESTS     SUMMARY OF TREATMENT
-----------------------------     --------------------

Class 5A (Old Stock Interests)    Class 5A is impaired and therefore
                                  entitled to vote on the Plan.

Equity interests in FHTC.         On or prior to the Effective Date,
                                  Northbrook will be merged into FHTC
                                  pursuant to the Northbrook Merger
                                  Agreement and the Old Stock Interests
                                  will be cancelled pursuant to the
                                  Northbrook Merger Agreement.
----------------------------------------------------------------------

           III.   KAANAPALI LAND AND THE REORGANIZED DEBTORS
                   AFTER IMPLEMENTATION OF THE PLAN

     Upon confirmation of the Plan, Kaanapali Land will pursue its businesses utilizing the assets of the AHI Debtors and the Non-Debtor AHI Subsidiaries and the assets formerly owned by Northbrook and its subsidiaries. The assets of Northbrook and its subsidiaries to be contributed to Kaanapali Land under the Plan are expected to provide liquidity needed to (i) consummate the Plan (including, among other things, cash needed to fund the cash options offered to non-affiliated COLA Holders and other unsecured creditors) and (ii) help fund operations of the AHI Debtors and Non-Debtor AHI Subsidiaries during the initial years after the Effective Date while pursuing the Kaanapali Land's Kaanapali 2020 development plans.

A.   BUSINESSES

     Kaanapali Land will operate three primary business segments after confirmation of the Plan: (i) Land Development, Management and Sales, (ii) Agriculture and (iii) Golf. As discussed below, of the foregoing, Kaanapali Land's primary business will be Land Development, Management and Sales.

     LAND DEVELOPMENT, MANAGEMENT AND SALES

           KAANAPALI 2020 DEVELOPMENT PLANS. The central feature of Kaanapali Land's business plan is "KAANAPALI 2020", Debtor Kaanapali Development Corp.'s ("KDC") comprehensive development plan for approximately 4,000 acres of land in the Kaanapali/Honokawai area on the west side of Maui, Hawaii. Currently, KDC is preparing market and feasibility studies in anticipation of applying for the necessary entitlements to carry out the Kaanapali 2020 development plan. While some of these lands have some form of entitlements, it is anticipated that all of the land to be developed will require state district boundary amendments and county general plan amendments, as well as rezoning approvals. Approximately 1,500 acres of this land is located towards the top of mountain ridges and in gulches and is classified as conservation, which precludes development. However, this land, and other land that will be designated as open space, is an important component of the overall project and is part of obtaining the entitlements for the land as a whole.

     Once KDC obtains the necessary entitlements, it intends to develop some or all of the project (either alone or through one or more joint ventures with strategic partners) and/or sell some or all of the entitled parcels. KDC will need to apply for subdivision of the land in order to develop or sell the parcels. As a condition to subdivision of the land, the county will generally require the completion or bonding of certain infrastructure, including roads, water and sewer facilities. In the event KDC constructs the requisite infrastructure, it will be required to obtain building and grading permits.

     For the last few years, KDC has been working with the West Maui community to involve the community in plans for the use and development of the Kaanapali 2020 lands. Committees, comprised of private sector individuals from the community as well as public employee participants, have been working with KDC to create a vision for the future of the Kaanapali lands. This community-based planning, or "CBP", development initiative, though not a legal requirement of the entitlement process, appears to have resulted in significant community support for the Kaanapali 2020 plans. The CBP development strategy has been used in several communities, including the successful Weston, Florida planned community being completed by an affiliate of Northbrook. Management is optimistic that a development plan can be implemented with the support of the community that meets Kaanapali Land's long-term financial objectives.

     The Kaanapali 2020 development plan is currently at a predevelopment stage. Once the market and financial feasibility studies are completed, the development plan will be finalized and the entitlement process will commence. Approximately 990 acres of land have been identified for development with up to approximately 5,500 residential units along with commercial, retail and recreational assets. The balance of the land is expected to remain open space or agricultural. Over the next few years, Kaanapali Land will seek the necessary approvals to pursue its business strategy.

     The Kaanapali 2020 land is currently owned by Debtors KDC, Pioneer Mill Company, Limited ("PIONEER MILL") and AHI. After the Effective Date, Kaanapali Land may cause these entities to transfer this land to a single entity. Otherwise, KDC will undertake the development on behalf of itself and the other landowners. Upon completion of the development, it is anticipated that the Kaanapali 2020 plan will encompass a complete community, including primary and resort residential units, schools, parks and other commercial and recreational development and public facilities that benefit the community and Kaanapali Land.

     PROJECT PLANNING AND DEVELOPMENT. Kaanapali Land's real estate development approach will be designed to enhance the value of its properties in phases. In most instances, the development process begins with the preparation of market and feasibility studies that consider potential uses for the property, as well as costs associated with the development of those uses. The studies consider factors such as location, physical characteristics, demographic patterns, anticipated absorption rates and regulatory and environmental requirements.

     Based on the results of these market and feasibility studies, Kaanapali Land will prepare a land plan that is consistent with the findings of the studies. Kaanapali Land, acting through the appropriate AHI Subsidiary, would then commence the process of applying for the entitlements necessary to permit the development of the property in accordance with the land plan. The length and difficulty of obtaining the requisite entitlements, as well as the cost of complying with any conditions attached to the entitlements, are significant factors in determining the viability of Kaanapali Land's development projects. Applications for entitlements include applications for state land use reclassification, county community plan amendments and changes in zoning.

     The entitlement process can involve substantial amounts of time and expense. The applications generally require the submittal of comprehensive plans that involve the use of consultants and other professionals. Parties affected by the development can challenge the applications at the time of submittal, which may substantially delay the process. Generally, once the applications are deemed acceptable, the various governing agencies involved in the entitlement process commence consideration of the requested entitlements. The applicable agencies often impose conditions, which may be costly to the developer, on any approvals of the entitlements. These conditions may include the requirement that Kaanapali Land dedicate land for public use, fund infrastructure improvements, pay impact fees and provide affordable housing in the area of the development. Kaanapali Land may also be subject to conditions that the entitlement will be revoked if the development of the project does not take place within a particular time period. If there is a significant change in the land plans subsequent to obtaining the county approvals, Kaanapali Land may be required to apply for amendments to the existing entitlements. The amendment process can also be lengthy and costly, and it may result in additional conditions attaching to any approvals.

     If Kaanapali Land is not successful in obtaining the necessary entitlements to develop the property as originally planned, Kaanapali Land may be required to revise its land plan. In that case, development of the land in accordance with revised plans may not be as economically viable as the original land plan. There can be no assurance that all necessary approvals will be obtained, that modifications to those plans will not require additional approvals, or that such additional approvals will be obtained.

     OAHU SUGAR MILL SITE DEVELOPMENT. In 1995, the Debtors closed the Oahu Sugar Company plantation. The former sugar mill site, now owned by Non-Debtor Amfac Property Development Corp. ("APDC"), comprises approximately 15 acres and is located in Waipahu, approximately 10 miles west of downtown Honolulu, near Pearl Harbor. APDC is engaged in efforts to develop the property and has received county zoning approval for a light industrial subdivision on the property. The Debtors expect to market this property in bulk after addressing certain identified environmental issues. However, sale of the property is not expected to yield significant net cash proceeds to Kaanapali Land because the property is encumbered by liens pursuant to bank mortgage financing in an amount which approximates the anticipated value of the property. Furthermore, there can be no assurance that Kaanapali Land will be able to sell the property.

     LAND MANAGEMENT AND SALES. Apart from the golf course properties (discussed below), the Kaanapali 2020 lands and the Oahu Sugar mill site, AHI and its subsidiaries own approximately 500 acres of remaining land. Parcel 22/23 (defined in and more fully discussed in Section III.C.) is the only remaining fully entitled parcel in the Kaanapali Golf Estates development and consists of approximately 110 acres zoned for residential development. Parcel 22/23 is currently undeveloped. The Pioneer Mill site, located in Lahaina ("PIONEER MILL SITE"), is approximately 19.5 acres and is zoned for industrial use. Pioneer Mill also owns several parcels, known collectively as the "WAINEE LANDS", which are located in Lahaina south of the mill site. The Wainee Lands include approximately 235 acres and are classified and zoned for agricultural use. However, the Debtors believe that certain portions of the Wainee Lands might be developed as an affordable housing community once the property is reclassified and rezoned.

There are also less than 100 acres of miscellaneous land parcels located on the Islands of Kauai, Maui and Oahu. These miscellaneous parcels primarily include mill sites and other land associated with now-closed sugar growing and processing operations and water-related assets. It is not expected that upon sale these miscellaneous parcels will yield any significant cash proceeds to Kaanapali Land.

     AGRICULTURE

     HISTORIC OPERATIONS. Until recently, a significant portion of the Debtors' revenues derived from agricultural operations primarily consisting of the cultivation, milling and sale of raw sugar. The last remaining sugar plantation of the AHI Debtors, owned by Debtor The Lihue Plantation Company, Limited ("LIHUE PLANTATION") was shut down at the end of 2000. In September 2001, the Debtors also ceased their coffee operations, which were owned by Debtor Kaanapali Estate Coffee, Inc. ("KEC"). KEC intends to liquidate its remaining inventory of coffee beans and its mill equipment. Most sugar mill equipment with significant value has already been sold.

     SEED CORN OPERATIONS. Pioneer Mill's seed corn operations are located on former Maui sugar lands that are now part of the Kaanapali 2020 area. The Debtors earn modest income under a contract with Monsanto Seed Company, to grow seed corn according to Monsanto's specifications. In addition to generating approximately $100,000 in net revenues per year, this operation is politically advantageous, because the cultivated land helps control dust and soil erosion and keeps the fields green, to the benefit of the local community. The Debtors may seek to expand this operation if they can find ready markets for their products and it is profitable to do so. There can be no assurance that any expansion will occur or that current operations will remain profitable.

     LIHUE POWER PLANT. Lihue Plantation historically used a by-product of its sugar cane processing, called bagasse, as the main fuel source for its sugar plantation boilers. Lihue Plantation generated sufficient electrical power and steam for the plantation's own use and for sale under contract to the local public electric utility, Kauai Electric. After the Debtors shut down their sugar operations, bagasse was no longer available and the Debtors had to use alternative fuels to fulfill their obligations under the contract with Kauai Electric. The arrangements with Kauai Electric were no longer economically viable for the Debtors, who renegotiated the power purchase agreement in 2001. Kauai Electric wanted to ensure the continued operation of the Debtors' power plant until Kauai Electric could complete construction of its new power generation facility which is scheduled to come online in 2002. The amended contract provides that Kauai Electric will reimburse the Debtors for substantially all operating costs until the contract expires, at a date not later than December 31, 2002. As a result, the Debtors do not expect power production costs or revenues to have a significant effect on future operations.

     GOLF

     Kaanapali Land will be responsible for the management and operation of an 18-hole golf course known as the Waikele Golf Club on Oahu. The Waikele Golf Course is currently not owned by any of the AHI Debtors, but, as an asset of Northbrook, will be made available to Kaanapali Land upon consummation of the Plan and the Mergers. The Waikele Golf Course has a fair market value (net of associated indebtedness) of approximately $4.5 million, and is modestly profitable at current levels of debt. Substantial improvements in local economic conditions and the Hawaiian tourism industry would be necessary for Kaanapali Land to realize significant cash proceeds from this business segment. There can be no assurance that such improvements will occur in the near term. For risk factors related to Kaanapali Land's anticipated golf operations, see Section X.C. of the Disclosure Statement.

     Other golf courses, known as the Royal Kaanapali Golf Courses ("RKGC"), are on Maui adjacent to the primary resort facilities at Kaanapali. The RKGC are owned by Amfac Property Investment Corp. ("APIC"), a minority owned, Non-Debtor Subsidiary that is approximately 16.7% owned by AHI and its subsidiaries and 83.3% owned by AFI. APIC is the primary borrower under a $66 million loan made by the Employees' Retirement System of the State of Hawaii ("ERS") in 1991. The loan, which has a current balance of approximately $75 million, is secured by the RKGC (and certain adjacent lands). Substantially all of APIC's assets consist of the property that is security for the loan. The loan matured in June 2001 and has not been extended, despite efforts of the borrowers to obtain such an extension as described below.

     Due to insufficient cash flow generated by the RKGC and because of disagreements with ERS over, among other things, ERS's failure to consent to a grant of required easements in order for AHI to develop and market the adjoining properties and to release unrelated adjacent lands from the mortgage, as required under the loan documents, APIC did not pay the required interest payments due in 2000 on the loan secured by the RKGC.
ERS issued a default notice and instituted a foreclosure action in August 2000. Pursuant to an agreement between ERS and the borrowers, the borrowers paid approximately $3.8 million in September 2000 to ERS for a portion of the past due interest amounts and ERS agreed to temporarily suspend its foreclosure action to realize upon its security while the parties attempted to negotiate a definitive agreement to extend the loan beyond its June 30, 2001 maturity date. Efforts of the borrowers to negotiate such an agreement broke down in December 2001, only after Northbrook, an affiliate of APIC that had no obligations under the loan, had funded certain minimum interest payments (together with ERS's legal fees and other related costs). In January 2002, ERS recommenced its foreclosure action, and in March 2002 a receiver was appointed to operate the golf course. The borrowers are contesting the foreclosure. The borrowers have also brought counterclaims against ERS relative to ERS's alleged defaults described above. Failure to obtain the necessary easements could subject Pioneer Mill to damage claims from landowners on parcels recently sold by it and could significantly negatively impact the value and marketability of Parcel 22/23, which requires such easements for access and to ensure that the parcel enjoys necessary water and drainage rights. It should not be anticipated that the RKGC will be a source of any liquidity or will contribute any value to Kaanapali Land. It is likely that Kaanapali Land and its subsidiaries will have no further interest in the RKGC after 2002. There can be no assurance as to the outcome of such litigation or any settlement negotiations related thereto.

     OTHER

     OLYMPIC HOTEL. AFI, an indirect approximately 85% subsidiary of Northbrook, owns a 27.55% limited partnership interest (the "OLYMPIC INTEREST") in a partnership that owns the Olympic Four Seasons Hotel in Seattle, Washington. The hotel is subject to a third party ground lease on the underlying land. The hotel is currently generating positive cash flow.

However, as discussed above, this asset does not fit strategically with Kaanapali Land's expected business plan; therefore, AFI may sell the Olympic Interest or Kaanapali Land may sell its indirect interest therein in order to raise cash to provide additional liquidity for the consummation of the Plan and the primary business strategies discussed above. Any such sale may be to an affiliate. In the event of any such sale, although the proceeds thereof that would be distributable to Kaanapali Land will be available to Kaanapali Land's owners, there would be no further cash flow from this asset.

B.   STRATEGY

     The focus of Kaanapali Land's business will be to continue to finalize and pursue the Kaanapali 2020 development plan. Kaanapali Land will utilize existing cash resources and cash flow from other assets, including the Olympic Interest (or the proceeds of the sale of this asset) and the Waikele Golf Course, to further the Kaanapali 2020 development.

     Four strategic land sales are also being pursued to raise additional cash for Kaanapali 2020 as are described under "PROJECTED ASSET SALES" below.

     Certain Non-Debtor Subsidiaries have no substantial assets (in excess of liabilities) and will not be direct participants in the Plan. In the unlikely event that a Non-Debtor Subsidiary generates proceeds in excess of its third-party obligations, such proceeds would be available to Kaanapali Land. None of the Kaanapali Land subsidiaries other than the AHI Debtors (and FHTC, which will become Kaanapali Land from and after the Effective
Date) have filed bankruptcy petitions and their existing obligations will be resolved separately. The only entities that have significant assets available to a reorganized Kaanapali Land will be Waikele Golf, LLC (the owner of the Waikele Golf Course) and Amfac Finance Limited Partnership ("AFLP", in which Kaanapali Land will own an approximate 85% limited partnership interest (the "AFLP INTEREST")).

     AFLP owns a 99.75% non-managing membership interest in AFI, as well as a modest amount of cash and an interest as a plaintiff in certain litigation that is currently expected to produce net proceeds to AFLP of $1-2 million, though the outcome of such litigation, as with any litigation, cannot be assured. After consummation of the Plan, AFI's only significant asset is expected to be the Olympic Interest. AFI's continuing indirect interest in the Olympic Interest is not currently expected to be a source of liquidity assuming it is sold as discussed above.

C.   PROJECTED ASSET SALES

     There are strategic land sales that are needed to raise additional cash to fund the Kaanapali 2020 development.

     PARCEL 22/23. Kaanapali Golf Estates ("KGE") is a residential community that is part of the Kaanapali Beach Resort in West Maui. KGE has been subdivided into several parcels that have been sold to residential developers. There is one remaining parcel available for sale in the residential community called "PARCEL 22/23". As described above, Parcel 22/23 includes approximately 110 acres and is currently subject to a property purchase agreement. However, the litigation with the ERS described above may adversely impact the Debtors' ability to consummate the sale. Estimated net sales proceeds are dependent upon the pending litigation being settled or disposed of on a satisfactory basis such that the contemplated sale may be completed, and are subject to completion by Kaanapali Land of site improvements required by the buyer.

     NORTH BEACH. KDC and AHI jointly own three beachfront lots that total approximately 82 acres, commonly known as Lots 2, 3 and 4. All three lots are zoned for hotel development. In December 2000, these companies sold a fourth parcel, the 14-acre Kaanapali Ocean Resort ("KOR") site known as Lot 1, to SVO Pacific, Inc. ("SVO"), an affiliate of Starwood Hotels and Resorts, which is in the process of developing time-share units on the property. In addition, SVO received a five-year option to purchase Lot 2, which contains approximately 11.5 acres. The option purchase price is based on the number of units entitled at the time of closing (if an exercise of the option were to take place). This option expires in late 2005 and thus the owners expect the sale to be consummated prior to that time. The Debtors have determined to attempt to sell Lot 4 to raise cash. Lot 4 contains approximately 40 acres but, due to requirements arising from an earlier entitlement proceeding, five acres must be dedicated as a community park. Both Lot 2 and Lot 4 are zoned for hotel use. The Debtors intend to retain Lot 3 for the foreseeable future.

     PIONEER MILL SITE. Pioneer Mill owns approximately 19 acres in Lahaina, known as the Pioneer Mill Site, which is zoned for industrial development. This was the former site of AHI's sugar and coffee mills on Maui. Pioneer Mill is evaluating a possible redevelopment of the site, but will likely attempt to sell the property in bulk in either 2003 or 2004.

D.   MANAGEMENT

     GARY NICKELE has been President of AHI since February 2001. Mr. Nickele has been associated with Northbrook, AHI and their respective affiliates for over 18 years. These affiliates include Xanterra Resorts (a mainland concession and hospitality company), Arvida Company (residential community developer operating primarily in Florida) and JMB Realty Corporation (a diversified real estate investment company). Mr. Nickele holds a bachelor's degree from the University of Notre Dame and a J.D. degree from the University of Michigan.

     STEPHEN LOVELETTE has been an Executive Vice President of AHI since 2000. Mr. Lovelette is in charge of implementing the Kaanapali 2020 development plan. Mr. Lovelette has been associated with Northbrook and its affiliates for over 15 years. Prior to joining an affiliate of Northbrook, Mr. Lovelette worked for Arvida Company under its previous ownership and continues to oversee its development efforts. He has extensive experience in the community development business. Mr. Lovelette holds a bachelor's degree from The College of the Holy Cross and an MBA from Seton Hall University.

     TAMARA EDWARDS has been Vice President of AHI, President of its land sale subsidiary since 1997 and President of its golf subsidiaries since 1998. Ms. Edwards is in charge of the Land Management and Sales operations of the AHI Debtors. She has been associated with AHI and its affiliates since 1995. Ms. Edwards holds a bachelor's degree from the University of California at Los Angeles and a J.D. degree from the University of Southern California.

     PEGGY SUGIMOTO has been Senior Vice President of AHI and Vice President of the other AHI Debtors since 1994. She has been associated with AHI and its affiliates for over 25 years. Ms. Sugimoto has a bachelor's degree from the University of Hawaii and is a Certified Public Accountant.

     JAMES FALCONER has been a Vice President of Pioneer Mill Company, Limited and Kaanapali Estate Coffee, Inc. since 1997 and has been associated with the Debtors for over 20 years. Mr. Falconer is in charge of Pioneer Mill's agricultural operations on Maui. Mr. Falconer has a bachelor's degree from California Polytechnic State University.

     LYLE TABATA has been a Vice President of The Lihue Plantation Company, Limited since 1997 and has been associated with the Debtors for over 20 years. Mr. Tabata is in charge of operating the Lihue Plantation power plant. Mr. Tabata has a bachelor's degree from Bradley University and is a professional engineer.

E.   DISCUSSION OF FINANCIAL PROJECTIONS AND OTHER
     PROJECTED FINANCIAL DATA (UNAUDITED)

     The projected balance sheet of Kaanapali Land as of June 30, 2002, is attached hereto as EXHIBIT C (the "PROJECTED BALANCE SHEET"). The Pro Forma Financial Projections of Kaanapali Land from July 1, 2002 through December 31, 2005 are attached hereto as EXHIBIT E (the "PROJECTIONS"). Such cash flows do not contemplate any distributions to equity holders over the projected period. The Projected Balance Sheet shows assets totaling approximately $[___] million (including property carried at book value on a GAAP basis), liabilities of approximately $[___] million, investments in unconsolidated entity of approximately $[___] million and equity of approximately $[___] million. This compares to an estimated balance sheet of AHI, as of the same date, without taking into account the effects of the Plan, with assets of approximately $[___] million, liabilities of approximately $[___] million, investments in unconsolidated entity of approximately $[___] million and equity of approximately negative $[___] million. The additional assets on the Kaanapali Land pro forma balance sheet are attributable principally to additional cash balances, overfunded pension plan assets, and ownership of the Waikele Golf Course, all of which will be contributed by Northbrook and its subsidiaries to the reorganization. The conversion of the Northbrook Senior Claims and the COLA Notes to equity account for substantially all of the decrease in the amount of liabilities shown on the Kaanapali Land pro forma balance sheet, when compared to the estimated balance sheet for AHI as of June 30, 2002. As a consequence of the foregoing, Kaanapali Land will operate with an initial positive equity balance, while the current equity balance of AHI is substantially negative.

F.   VALUE OF REORGANIZED DEBTORS

     The Debtors have prepared their own analysis of the reorganization equity value of Kaanapali Land. The reorganization equity value of Kaanapali Land, which includes the Debtors' operating business, is also based on the expected present value of certain non-operating assets and the estimated debt balances at the Effective Date of the Plan (assumed to be June 30, 2002), and is estimated by the Debtors to be approximately $60 million to $70 million. The Debtors' reorganization equity value (ascribed as of the date of this Disclosure Statement) reflects, among other things, factors discussed below and current financial market conditions.

     Based on the assumed reorganization equity value set forth above, the value of the Kaanapali Land Shares to be issued to the Holders of Allowed Claims in Class 2 and to the Holders of Allowed Claims in Class 4 and Class 5 who elect to receive Kaanapali Land Shares is estimated to be approximately $32 to $38 per share. The foregoing valuation also reflects a number of assumptions, including a successful reorganization of the Debtors' business and finances in a timely manner, the amount of available cash, market conditions and the Plan becoming effective in accordance with its terms on a basis consistent with the estimates and other assumptions discussed therein.

     Estimates of reorganization equity value do not purport to be appraisals, nor do they necessarily reflect the values that might be realized if assets were sold. The estimates of reorganization equity value prepared by the Debtors assume that the Reorganized Debtors continue as the owners and operators of their businesses and assets. Such estimates were developed solely for purposes of formulation and negotiation of a plan of reorganization and analysis of implied relative recoveries to creditors thereunder. Such estimates reflect computations of the estimated reorganization equity value of the Reorganized Debtors through the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market values that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different from the amounts set forth herein. The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. As a result, the estimate of reorganization equity value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Because estimates are inherently subject to uncertainties, neither the Debtors nor any other person assumes responsibility for their accuracy.

     In addition, the valuation of the Class A Shares is subject to additional uncertainties and contingencies, all of which are difficult to predict. As set forth in the Projections, it is not contemplated that Kaanapali Land will make any distributions to its shareholders through the end of the year 2005. There can be no assurance that any trading market for the Class A Shares will develop, and the ability of holders of Class A Shares to sell their Class A Shares at any price may be limited. Kaanapali Land is under no obligation to cause a trading market for the Class A Shares to develop. If a market were to develop, the trading price of Class A Shares may be adversely affected by many factors. (See "RISK FACTORS TO BE CONSIDERED--FACTORS AFFECTING THE VALUE OF THE SECURITIES TO BE ISSUED UNDER THE PLAN" in Section X.B.) Accordingly, the reorganization equity value estimated by the Debtors does not necessarily reflect, and should not be construed as reflecting values that will be attained by Kaanapali Land or that will be reflected in the value of the Class A Shares.

     The AHI Debtors believe there is a reasonable possibility that by pursuing their Kaanapali 2020 development plan they may be able to achieve significant appreciation in the value of their Kaanapali assets. However, the AHI Debtors have not attempted to forecast the value of the Reorganized Debtors' assets at the end of the projection period. Any such forecast would be, in the judgment of management, too speculative, due to the risk factors discussed in this disclosure statement. Of special importance in determining any such forecast would be an assumption concerning the amount, location and configuration of the land that ultimately receives the entitlements described herein, as well as type and density of development that is ultimately approved for such land. Due to the preliminary nature of the Kaanapali 2020 development plan, it is not possible to accurately predict the time frame for any such approvals or the outcome of these entitlement matters at this time. Moreover, even if such predictions could be made, they would be subject to further assumptions concerning the market for the entitled land 3 to 5 years after the Plan's Effective Date. Although the Debtors believe that the assumptions underlying the cash flow projections included as Exhibit E of this disclosure statement are reasonable and give the Reorganized Debtors a reasonable opportunity to obtain sufficient entitlements during the projection period to ultimately permit them to pursue the Kaanapali 2020 plan in a manner that could provide significant appreciation from current values, there are significant risks associated with such cash flow projections as described elsewhere herein, such that the Reorganized Debtors may find it necessary to sell portions of the Kaanapali 2020 lands in an unentitled state in order to raise cash to continue the entitlement and/or development process on the remaining lands. As the entitlement process proceeds, any significant delays or unforeseen costs or events, or further erosion of market conditions, could materially and adversely impact the ability of the Reorganized Debtors to achieve any significant appreciation on its assets before being forced to sell them. Therefore, though the Reorganized Debtors hope to achieve significant appreciation in pursuing the Kaanapali 2020 plan, there can be no assurance that any such appreciation will materialize, or that the aggregate value of the assets of the Reorganized Debtors can be maintained at their current levels. Actual results achieved necessarily will vary from projected results, and such variations may be material and adverse.


            IV.  GENERAL INFORMATION ABOUT THE AHI DEBTORS

A.   DESCRIPTION AND HISTORY OF AHI DEBTORS' BUSINESS

     Amfac Hawaii, Inc. (which was merged into AHI in 1998) was formed in 1982 as a holding company for Amfac Inc.'s Hawaiian agricultural, land development, golf and water businesses. Each of the other AHI Debtors are wholly-owned subsidiaries of AHI and were formed to operate specific components of AHI's business. A more detailed description of the AHI Debtors and their businesses is included in the Form 10-K filed by AHI, a copy of which is attached hereto as EXHIBIT B.

B.   MANAGEMENT

     A discussion of the management of the AHI Debtors is set forth in the annual report on Form 10-K attached hereto as EXHIBIT B.

C.   DESCRIPTION OF COLA NOTES AND INDENTURE

     GENERAL INFORMATION. In 1989, AHI issued approximately $385 million in aggregate principal amount of Certificate of Land Appreciation Notes due 2008 Class A (the "CLASS A COLAs") and Certificate of Land Appreciation Notes Class B due 2008 (the "CLASS B COLAs," and together with the Class A COLAs, the "COLAs") pursuant to the Indenture. The COLAs have been guaranteed by the material subsidiaries of AHI, including the AHI Subsidiaries.

     As of the Petition Date, approximately $142 million of the COLAs, including principal and accrued and unpaid interest, remained outstanding, consisting of approximately $77 million aggregate principal amount in Class A COLAs and approximately $62 million aggregate principal amount in Class B COLAs. The reduction in the amount of the COLAs has occurred as a result of two COLA redemptions made by AHI pursuant to the Indenture, as described below.

     The COLAs are unsecured debt obligations of AHI and of each of the subsidiaries that has guaranteed the COLAs. The Indenture provides that the COLAs are subordinated in priority to indebtedness that qualifies as "Senior Indebtedness" under the Indenture. As a result, the Holders of Senior Indebtedness are entitled to payment in full of their senior debt Claims in the bankruptcy case of the obligors on that senior debt before the COLA Holders are entitled to receive or retain any payments or other distributions. See Section IV.D. below for a description of the Senior Indebtedness owed to the Northbrook Senior Creditors.

     Interest on the COLAs is payable semi-annually on February 28 and August 31 of each year. The COLAs bear interest at a rate of 10% per annum, of which 4% per annum is mandatory ("MANDATORY BASE INTEREST") and 6% per annum is contingent ("CONTINGENT BASE INTEREST"). AHI has never generated sufficient net cash flow to be required to pay any Contingent Base Interest. The Mandatory Base Interest due on February 28, 2002 was not paid.

     COLA REPURCHASE AND REDEMPTION. As part of the original issuance of the COLAs, a subsidiary of Northbrook ("AJF") and AHI entered into an agreement under which AJF undertook the obligation to repurchase the COLAs on two specified dates. This agreement entitled the Holders to request AJF to repurchase their Class A COLAs on June 1, 1995 at a price equal to the original principal amount of such COLAs ($500) minus all payments of principal and interest previously made to such COLAs and to repurchase their Class B COLAs on June 1, 1999 at a price equal to 125% of the original principal amount of such COLAs ($500) minus all payments of principal and interest previously made on such Class B COLAs. At the same time, Northbrook entered into a keep-well agreement with AJF, whereby it agreed to contribute sufficient capital or make loans to AJF to enable AJF to meet its COLA repurchase obligations. However, the Indenture and the repurchase agreement also provided that, with respect to both the Class A COLAs and the Class B COLAs, in lieu of AJF's repurchase of the COLAs, AHI had the right, in its sole discretion, to redeem the COLAs from the Holders who elected to have their COLAs redeemed. On both occasions, AHI elected to redeem the COLAs.

     JUNE 1995 CLASS A REDEMPTION. In accordance with the Indenture and the repurchase agreement, on March 15, 1995, AHI elected to offer to redeem for cash all Class A COLAs submitted for redemption. In conjunction with its offer to redeem Class A COLAs, AHI also made a tender offer to purchase up to approximately $68 million of the Class B COLAs at a price of $220 per Class B COLA. Approximately 229,000 Class A COLAs were submitted for redemption pursuant to AHI's redemption offer, and approximately 99,000 Class B COLAs were submitted for repurchase pursuant to AHI's tender offer, requiring an aggregate payment by AHI of approximately $105 million on June 1, 1995. AHI borrowed $52 million from Northbrook to purchase the Class A COLAs. Under the terms of the Indenture, the amount borrowed from Northbrook, including interest on that amount, is Senior Indebtedness. AHI used its available cash to purchase the Class B COLAs.

     JUNE 1999 CLASS B REDEMPTION. As of December 21, 1998, AHI elected to exercise its right to redeem the Class B COLAs. Accordingly, in accordance with the Indenture and the repurchase agreement, on March 15, 1999, AHI offered to redeem for cash all outstanding Class B COLAs submitted for redemption. Approximately 162,000 Class B COLAs were submitted for redemption, including approximately 98,000 Class B COLAs by persons unaffiliated with AHI. The redemption required a cash payment by AHI of approximately $40 million on June 1, 1999. AHI borrowed approximately $21.3 million from AFI, an affiliate of Northbrook, to make the required payment. Under the terms of the Indenture, that borrowing, including interest on that amount, is Senior Indebtedness. AFI submitted approximately 64,000 of its 89,325 Class B COLAs for repurchase pursuant to the redemption offer; however, AFI agreed to relieve AHI from the obligation to redeem its Class B COLAs in cash, and instead agreed to receive payment by way of a promissory note from AHI, which is also Senior Indebtedness under the Indenture.

     COLAS HELD BY AFI. The Class B COLAs submitted for redemption by AFI were acquired through public tender offers made by an affiliate of AFI. AFI still holds approximately $25.7 million in principal amount of COLAs.

     VALUE MAINTENANCE RATIO COVENANT. The Indenture contains a covenant requiring AHI to maintain a Value Maintenance Ratio of 1.05 to 1.00, calculated as of the end of each year. This ratio is the relationship of "Net Asset Value" (as defined in the Indenture) to the sum of: (i) the outstanding principal amount of the COLAs, (ii) any unpaid base interest, and (iii) the outstanding principal balance of indebtedness incurred to redeem COLAs. Net Asset Value represents the excess of the "Fair Market Value" (as defined in the Indenture) of the gross assets of AHI and its subsidiaries over their liabilities (other than the COLAs and certain other obligations). The Indenture requires use of independent appraisals to calculate the Value Maintenance Ratio in even-numbered years. Commencing with the year ended December 31, 2000, AHI failed to contract for independent appraisals and has not provided certification as to compliance with this covenant of the Indenture. The Indenture Trustee has notified AHI that such failure constituted a default under the Indenture.

     Additional information concerning the COLAs is contained in the Form 10-K attached hereto as EXHIBIT B.

D.   DESCRIPTION OF NORTHBROOK SENIOR CLAIMS

     GENERAL. As of the Petition Date, all of the AHI Debtors with assets of any significance were jointly and severally liable (each as maker or Guarantor) to the Northbrook Senior Creditors in the approximate amount of $188 million. The Northbrook Senior Claims consist of the following:

     a. Indebtedness owed to FHTC, a subsidiary of Northbrook, in the approximate amount of $100 million, as evidenced by an amended and restated promissory note of AHI dated as of December 29, 2000. This note evidences indebtedness (principal and accrued interest) incurred in connection with, among other things, AHI's redemption of the Class A COLAs in June 1995, loans to AHI to pay interest on the COLAs and a portion of the original bridge financing for the acquisition of AHI obtained in 1988.

     b. Indebtedness owed to AFI, an affiliate of Northbrook, in the approximate amount of $57 million, as evidenced by two amended and restated promissory notes of AHI, each dated December 29, 2000. These notes evidence indebtedness (principal and accrued interest) incurred by AHI in connection with AHI's redemption in June 1999 of Class B COLAs.

     c. Indebtedness owed to Northbrook in the approximate amount of $31 million, as evidenced by (i) an amended and restated promissory note of AHI (payable to FHTC and assigned to Northbrook) dated December 29, 2000,
(ii) an amended and restated promissory note of AHI (payable to Northbrook) dated December 29, 2000, and (iii) a promissory note of AHI (originally payable to Tobishima Pacific, Inc. and now owned through successive assignments by Northbrook) dated September 30, 1998. These notes evidence indebtedness (principal and accrued interest) incurred in connection with, among other things, a portion of the remaining outstanding principal balance of the original 1988 bridge financing, the purchase by AHI from Tobishima of its interest in a joint venture and loans for certain working capital needs of AHI or its subsidiaries.

     SECURITY FOR THE SENIOR DEBT. The Northbrook Senior Claims are guaranteed by all material direct and indirect subsidiaries of AHI. The Northbrook Senior Claims and the guaranties are secured by mortgage liens and security interests against substantially all of the real property (including fixtures and personal property located thereon) of the AHI Debtors, pursuant to certain Mortgage, Security Agreement and Financing Statement agreements given in favor of the Northbrook Senior Creditors, and filed of record in Hawaii. The AHI Debtors agreed to collateralize the Northbrook Senior Claims in December 1998, in connection with the agreement of the Northbrook Senior Creditors to provide additional financing and other accommodations, as described below.

     CERTAIN SENIOR DEBT RESTRUCTURINGS. As of December 31, 1998, in advance of the 1999 redemption of Class B COLAs, AHI and its subsidiaries agreed to grant collateral to secure existing and future Northbrook Senior Claims. That agreement was part of an overall agreement under which the Northbrook Senior Creditors agreed (a) to forgive approximately $55 million of the then outstanding Northbrook Senior Claims by contributing it to the capital of AHI, (b) to help AHI redeem the COLAs by making additional loans and/or accepting a note (in lieu of cash) for the Class B COLAs then owned by AFI and (c) to defer for a period of three years, until December 31, 2001, AHI's obligation to pay the interest accruing on approximately $100 million of Northbrook Senior Claims. Pursuant to a Restructuring Agreement dated as of December 29, 2000, the Northbrook Senior Creditors further agreed (i) to forgive, by way of contribution to AHI's capital, $15 million (which was effective immediately) and an additional $25 million (which is to become effective in 2006) of the Northbrook Senior Claims, (ii) to consent to the sale of the real property securing the Northbrook Senior Claims in order to permit AHI to continue to fund its land development business, (iii) to contribute to the capital of AHI approximately $10 million (which amount included a then existing loan) for the payment by AHI or its subsidiaries of shutdown expenses related to the shutdown of sugar operations, and (iv) to extend the maturity date and modify for the benefit of AHI other terms of the Northbrook Senior Claims. In return, AHI and its subsidiaries agreed, among other things, to enter into a new tax agreement so that AHI and its subsidiaries would be responsible for their own income taxes on taxable income generated in and after 2001 and to create and fund from land sales segregated accounts to pay, among other things, certain employee-related costs.

     STATUS AS SENIOR DEBT. Management of the AHI Debtors has determined that all or substantially all of the Northbrook Senior Claims qualify as Senior Indebtedness under the terms of the Indenture. The largest amount of the Northbrook Senior Claims represents loans to finance AHI's redemption of COLAs, and accrued and unpaid interest on those loans, including: (i) a loan of $52 million in 1995 as part of the Class A redemption, (ii) a loan of approximately $21.3 million in 1999 as part of the Class B redemption and (iii) the issuance by AHI of a note in the amount of approximately $26.4 million in 1999 in connection with the redemption of Class B COLAs from AFI. In addition, approximately $13.2 million of the Northbrook Senior Claims represent loans made to enable AHI to pay interest on the COLAs in 1995 and 1996, and that amount is also expressly stated to be Senior Indebtedness under the Indenture. An additional amount of the Northbrook Senior Claims represents the remaining outstanding principal amount of the original 1988 bridge financing (approximately $10.5 million) plus approximately $200,000 loaned in 2001 for certain working capital needs of AHI or its subsidiaries, which AHI believes also qualifies as Senior Indebtedness under the terms of the Indenture. The remaining portion of the approximately $188 million of total Northbrook Senior Claims includes the remaining portion of the loan originally payable to Tobishima Pacific, Inc. (approximately $3.2 million), and accrued and unpaid interest on the foregoing amounts. Senior Indebtedness under the Indenture is entitled to priority in payment over the COLAs.

     Additional information concerning the Northbrook Senior Debt is contained in the Form 10-K attached hereto as EXHIBIT B.

E.   POSSIBLE CHALLENGES TO THE NORTHBROOK SENIOR CLAIMS

     In connection with the negotiation of the Plan, the Indenture Trustee identified various arguments that could be raised with respect to the Northbrook Senior Claims so as to enhance the resulting allocation to the COLA Holders. Specifically, it was discussed that arguments could be raised that the Northbrook Senior Claims could, in light of the insider status of the claim holder, be argued to be (i) capital contributions made by insiders and not debt or (ii) subject to subordination to other debt of AHI. All parties to the negotiation recognized, however, that such arguments are generally very difficult to prosecute successfully. In addition to this argument, the Indenture Trustee raised the issue of the appropriateness of the borrowings from Northbrook and other insider affiliates to redeem the COLAs, which loans were then structured to constitute Senior Indebtedness, as opposed to AJF repurchasing the COLAs if requested pursuant to the agreement between AHI and AJF as referenced in
Section 5.18 of the Indenture and as described herein in the subsection entitled COLA REPURCHASE AND REDEMPTION in Article IV.C. of this Disclosure Statement. The representatives of the Northbrook Senior Creditors countered by referencing (i) that the Indenture expressly permitted AHI to redeem the COLAs and to incur Senior Indebtedness to do so, (ii) that AHI's incurrence of the Senior Indebtedness to fund the redemption was fully disclosed and that the COLA Holders all had the opportunity to have their COLAs redeemed, (iii) that a significant portion of the Senior Indebtedness was not incurred to fund redemptions but to support operations and working capital costs or for other permitted purposes under the Indenture and (iv) that other consideration or value was provided by Northbrook and other affiliates in, among other things, the various transactions referenced above in Article IV.D. of the Disclosure Statement, including the contribution of $70 million of Senior Indebtedness to AHI's capital, the acceptance of a note (in lieu of cash) for Class B COLAs owned by AFI and the deferral of interest on $100 million of Senior Indebtedness. They therefore concluded that recharacterizing the Senior Indebtedness incurred for redemptions would be an extremely difficult case to establish. Moreover, they further concluded that, even if the COLA Holders were to be successful in such a recharacterization, a significant portion of the Senior Indebtedness (that which was incurred for other purposes) would still remain and would have to be repaid in full before any distribution could be made on the COLAs. As a result, they concluded that even if the COLA Holders were somehow successful with this recharacterization argument, there still would be a substantial likelihood that COLA Holders would not receive any distribution.

     Based on the foregoing, in the judgment of the Debtors' management it is highly doubtful that a legal challenge would yield a recovery for COLA Holders as favorable to that offered to them under the Plan. For the same reason, the Indenture Trustee fully supports Confirmation of the Plan.

F.   OTHER LIABILITIES

     CERTAIN RETIREE BENEFITS. AHI and its subsidiaries currently provide healthcare and life insurance benefits in addition to providing pension benefits to eligible retired employees of some of their businesses. Substantially all employees could become eligible for such benefits if they reach a specified retirement age while employed by the AHI Debtors and if they meet a certain length of service criteria. The postretirement healthcare plan is contributory and contains cost-sharing features such as deductibles and co-payments. However, these features, as they apply to bargaining unit retirees, are subject to collective bargaining provisions of a labor contract between AHI and the International Longshoreman's & Warehouseman's Union. These collective bargaining provisions expire in 2004, at which time the funding obligations of AHI and its subsidiaries will expire. Other employees have traditionally received benefits that mirror those of the union employees. Thus, it is anticipated that the Reorganized Debtors would also terminate the retiree medical program for such other employees in 2004, unless it is deemed advantageous to continue it beyond such time. The postretirement life insurance plan is non-contributory. As of December 31, 2001, the benefit obligations under these plans and for non-bargaining unit employees treated similarly were recorded as $9.6 million.

     ERS LOAN. In 1991, APIC, Pioneer Mill and AHI (collectively, the "ERS BORROWERS") borrowed $66,000,000 (the "ERS LOAN") from ERS. The loan is secured by a mortgage (the "ERS MORTGAGE") on the RKGC and certain adjacent lands. Under the ERS Loan documents, PMCo and AHI have certain limited recourse obligations. As discussed below, those liabilities, if they exist at all, are not expected to be significant.

     After APIC failed to make certain interest payments due under the ERS Loan in 2000, ERS commenced a foreclosure action in August, 2000. The foreclosure action was temporarily suspended in September 2000 while the ERS Borrowers attempted to negotiate an extension of the ERS Loan. In May 2001, the Borrowers and ERS entered into a non-binding term sheet that set forth certain parameters for the negotiation of a definitive extension agreement. However, negotiations concerning a restructuring terminated without an agreement in December 2001. The outstanding balance of the ERS Loan is approximately $75,000,000.

     In January 2002, ERS reinitiated the foreclosure suit against the ERS Borrowers. The action is stayed as to PMCo and AHI, which are Debtors, but it has been permitted to proceed against APIC, which owns the property subject to the ERS Mortgage. The ERS Borrowers are contesting the foreclosure and have brought counterclaims against ERS, primarily alleging damages relative to ERS's refusal to grant certain easements and releases agreed to by ERS in prior agreements with the ERS Borrowers.

     The parties are currently engaged in settlement negotiations. There can be no assurance that any such settlement will be consummated.

     The Debtors do not believe that ERS would be successful in asserting any Claims against them based on the recourse obligations in the ERS Loan Documents; however, it is possible that ERS will bring Claims against AHI and/or PMCo based on such provisions. The Debtors would contest those Claims.

     For further discussion of the ERS Loan see Section III.A. hereof.

     APIC KAANAPALI BUSINESS CENTER LEASE. KDC may have liability to APIC and/or Gutman Realty Company ("GUTMAN") arising out of a real property lease between Gutman and APIC. Gutman has commenced litigation against APIC in which it alleges to be owed over $600,000 in unpaid rent. APIC has asserted various counterclaims and defenses in the lawsuit. To the extent it is established that APIC is liable to Gutman, KDC may have liability for that obligation by reason of an agreement between KDC and APIC (among others) entered into in November 2000, pursuant to which KDC agreed to assume and be liable for certain then existing liabilities of APIC.

G.   FINANCIAL RESULTS - AHI AND SUBSIDIARIES

     The financial results of the Debtors in respect of the operation of their business, and management's discussion and analysis of such results and matters related thereto for the fiscal year ended December 31, 2001 are described in detail in the Form 10-K filed by AHI, a copy of which attached hereto as EXHIBIT B.

H.   NON-DEBTOR AHI SUBSIDIARIES

     Certain subsidiaries of AHI are not Debtors in these Chapter 11
Cases. These entities include APDC, Amfac Property Investment Corp., H. Hackfeld & Co., Ltd., Kekaha Sugar Company, Limited ("KSCo"), Oahu Sugar Company, Ltd. ("OAHU SUGAR") and Puna Sugar Company, Limited. Many of these entities were involved in agricultural, land development or investment businesses that have ceased operation. These companies either have no value or assets that are encumbered by debt which exceeds or approximates the value of their assets; therefore, they are not expected to add any significant value to Kaanapali Land after giving effect to the Mergers and the Plan. For more information on the Non-Debtor AHI Subsidiaries, see the Form 10-K attached as EXHIBIT B.

I.   EVENTS LEADING TO CHAPTER 11 FILING

     The primary reason for the Chapter 11 filing is that AHI's cash flow from its ongoing businesses has declined substantially and as a result has not been, and is not expected to be, sufficient to cover its expenses, the predominant amount of which relate to debt service. In addition to AHI's obligations under its outstanding indebtedness described elsewhere in this Disclosure Statement and in the Form 10-K, a copy of which is attached hereto as EXHIBIT B, this insufficient cash flow is due to several additional factors. First, AHI has recently shut down its various agricultural operations due to the significant losses being incurred by those businesses and the expectation that such losses would continue for the foreseeable future. These losses in the sugar businesses were caused by the significant drop in the domestic price of raw sugar, the lower sugar yields being produced by AHI's sugar business, labor costs that were significantly in excess of those borne by other non-Hawaiian sugar producers supplying sugar to the domestic market, deteriorating equipment and resources with insufficient capital to replace and unforeseen environmental liabilities. The losses in the coffee business were caused by high production costs, deteriorating equipment and resources with insufficient capital to replace and various economic uncertainties including record low commodity coffee prices. AHI also incurred significant employee and closing costs in connection with shutting down these businesses.

     Second, AHI's golf business has experienced a significant drop in revenue caused by the depressed Japanese and U.S. economies and reduced travel, which reduced rounds played, average rate and, as a result, net operating income and cash flow. In addition, competition from other, both new and existing golf courses on Oahu, and continuing softness in the Japanese tour group market thwarted AHI's efforts to market its golf business in an effort to return it to its previous level of profitability. Finally the remaining golf business has high debt service requirements due to large loans that were obtained based on significantly different market conditions.

     Finally, land development and sales have not kept pace with expectations. Land values have been slow to recover from their decline in the early 1990's. Recently, in order to raise cash, AHI has found it necessary to sell large land parcels prior to being able to realize their full economic potential through the entitlement process. In addition, due to current market conditions, the difficulty and the extended time line in obtaining land use approvals or entitlements and the high development costs of required infrastructure, AHI does not believe that, in the absence of the restructuring provided for under the Plan, it would be able to generate sufficient cash in the short-term from future land sales to continue to meet its obligations. For the above reasons, AHI concluded that, in order to increase the value of its Maui land holdings and maximize values for creditors, a significant financial restructuring through the bankruptcy process was necessary.

J.   NEGOTIATION OF THE PLAN

     After pursuing various out-of-court strategies to attempt to make the AHI Debtors profitable, including the closing of unprofitable sugar plantation operations and workouts of various loans, the Debtors concluded that the operations were still overleveraged and that the best vehicle to achieve a restructuring of their indebtedness was through a pre-negotiated chapter 11 process. The Debtors also concluded that in order to maximize the value of their most valuable assets, they would have to emerge from any restructuring by converting substantially all of their debt into equity.

     Accordingly, in October 2001, the Debtors began discussions with representatives of its key creditors concerning an overall financial restructuring. The Debtors concluded that a viable restructuring would require a complete de-leveraging of their balance sheets. As a result of those negotiations, the Debtors, the Holders of Northbrook Senior Claims and the Indenture Trustee reached agreement with respect to a term sheet for the Plan the Debtors are now proposing. Under that agreement, up to 15% of the pro forma ownership of Kaanapali Land (consisting of 278,825 shares) will be distributed to COLA Holders, assuming none elect to take cash and after giving effect to the AFI Distribution (and without regard to any shares that may be distributed to Class 5 Creditors). With such agreement in place, the Debtors each filed voluntary petitions under Chapter 11 of the Bankruptcy Code on February 27, 2002.


         V.  GENERAL INFORMATION ABOUT DEBTOR FHT CORPORATION

A.   DESCRIPTION AND HISTORY OF FHTC

     FHTC was incorporated on December 9, 1963 in the state of Arizona. FHTC was purchased by a former affiliate of AHI in 1968. FHTC conducted a transportation and tourism business through the mid-1990s, consisting primarily of owning (or leasing) buses and related assets and offering bus tours for visitors to tourist destinations in the Western United States.

     In 1997, FHTC became a direct subsidiary of Northbrook; however, the remaining physical assets were distributed to its former parent corporation immediately prior thereto. Since that time, FHTC has engaged in various financial and lending transactions, primarily with affiliated entities, but has not conducted any service business. FHTC's most significant asset is its senior secured loans to AHI.

B.   DESCRIPTION OF INDEBTEDNESS OWED TO AFI

     On February 17, 1997, FHTC became obligated under a Note (the "FIRST FHT NOTE") payable to Northbrook in the original principal amount of $90,653,000. On January 1, 1998, FHTC became obligated under a Promissory Note (the "SECOND FHT NOTE") payable to Northbrook in the original principal amount of $99,594,751.09.

     The First FHT Note evidences FHTC's indebtedness to Northbrook (i) for the purchase of a promissory note then held by Northbrook and made by an affiliate of Northbrook in the original principal amount of $33 million and (ii) for certain loans by Northbrook to FHTC and used by FHTC for other business purposes. It accrues interest at the rate of 11.5% per annum, matures on February 17, 2007, and may be prepaid, subject to certain prepayment penalties. The Second FHT Note evidences FHTC's indebtedness to Northbrook incurred by FHTC to purchase a promissory note then held by Northbrook and made by AHI, which note by AHI constitutes a part of the Northbrook Senior Claims as described above. The Second FHT Note accrues interest at the rate of 10.9% per annum, also matures on February 17, 2007 and may be prepaid without penalty.

     AFI is now the owner of both the First FHT Note and the Second FHT Note and, as such, is the Holder of the AFI Claims. After giving effect to all payments made by FHTC, the aggregate outstanding principal and interest on the First FHT Note and the Second FHT Note as of the Petition Date was approximately $203 million.

     Except for the AFI Claims, FHTC does not believe that it has significant indebtedness.

C.   EVENTS LEADING TO CHAPTER 11 FILING

     FHTC's largest asset is the Senior Indebtedness owed to it by the AHI Debtors. The inability of the AHI Debtors to repay that indebtedness has, in turn, created financial problems for FHTC. As a result, FHTC also needs to restructure its indebtnedness and has filed its Chapter 11 Case to do so.


          VI.  INFORMATION CONCERNING NORTHBROOK CORPORATION

A.   BUSINESS AND HISTORY

     Northbrook was formed in 1978 as a holding company to facilitate the purchase of a number of businesses. These businesses generally related to short-line railroads, rail car leasing and light manufacturing. Over 90% of the stock of Northbrook was purchased by persons and entities affiliated with JMB Realty Corporation through a series of stock purchases in 1987 and 1988. One of Northbrook's subsidiaries (since merged into Northbrook) purchased the stock of Amfac Inc., in 1988, pursuant to a public tender offer. Thus, each of Amfac's then existing subsidiaries, including AHI, became an indirect subsidiary of Northbrook at such time. As a consequence of the merger of Amfac, Inc. into Northbrook in 1995, AHI, FHTC and Amfac's other direct subsidiaries became direct subsidiaries of Northbrook. These subsidiaries included Amfac's resorts, foods, retail and distribution businesses that conducted operations both in Hawaii and on the U.S. mainland, and interests in various entities that owned real property investments on the mainland. In 2000, the remaining shareholders of Northbrook contributed their shares to Amfac Holdco, LLC (renamed Pacific Trail Holdings, LLC in January 2002). In 2001, Northbrook distributed its resorts businesses to Pacific Holdings. Though it continues to own certain inactive subsidiaries (other than those owned directly or indirectly by AHI) relating to its former foods, retail, rail, manufacturing and distribution businesses, Northbrook's only current subsidiaries with value are (i) the newly-formed subsidiary that purchased the Waikele Golf Course in December 2001, and (ii) its limited partnership interest in AFLP (which owns substantially all of AFI, the owner of the Olympic Interest, certain litigation Claims and a substantial portion of the Northbrook Senior Debt Claims). Of the inactive subsidiaries, the Debtors believe that only one subsidiary has any significant contingent liabilities. Certain members of Northbrook's or its affiliates' management are also members of the management of various of the AHI Debtors, including the President of AHI.

B.   FINANCIAL INFORMATION

     The audited financial statements for the year ended December 31, 2001 of Northbrook are attached hereto as EXHIBIT F.

C.   SIGNIFICANT ASSETS AND LIABILITIES

     The Mergers will result in the following assets and liabilities becoming part of the Reorganized Debtors:

     ASSETS

     The Northbrook assets that will become available to Kaanapali Land after giving effect to the Mergers include (i) the Waikele Golf Course, which is owned by a subsidiary of Northbrook; (ii) Northbrook's interest in over funded pension plan reversions; (iii) the Olympic Interest (described in Section III.A. of the Disclosure Statement) or the proceeds of the sale of the Olympic Interest; and (iv) available cash, which is currently forecast to be approximately $[________] as of an assumed Effective Date of June 30, 2002.

     LIABILITIES

     The Northbrook liabilities are set forth on the audited financial statements for the year ended December 31, 2001 which are attached hereto as EXHIBIT F.


                      VII.  THE CHAPTER 11 CASES

     As a consequence of the Debtors' commencement of the Chapter 11 Cases, all actions and proceedings against the Debtors and all acts to obtain property from the Debtors were stayed under section 362 of the Bankruptcy Code. The Debtors have continued to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

A.   FIRST DAY MOTIONS FILED

     In an effort to minimize the impact of the commencement of the Chapter 11 Cases on the Debtors' operations and to facilitate the administration of the Chapter 11 Cases, the Debtors filed various motions and applications on the first day of these cases. These so-called "first day motions" requested relief that is typical for similarly situated chapter 11 debtors including, among other things: (i) joint administration of the Chapter 11 Cases, (ii) authority to continue to use the Debtors' existing cash management system, (iii) authorization to pay certain prepetition compensation and benefits owed to the Debtors' employees, and
(iv) entry of an order restraining utilities from shutting off their services to the Debtors. The first-day motions were heard and approved by the Bankruptcy Court on the Petition Date.

     The Debtors also filed applications requesting approval by the Bankruptcy Court of the Debtors' retention of various professional firms they will be utilizing throughout these bankruptcy proceedings, including the retention of (i) Jones, Day, Reavis & Pogue as bankruptcy counsel and
(ii) Mayer, Brown, Rowe & Maw as special counsel for FHTC, relating to the Northbrook Senior Claims against the AHI Debtors held by FHTC.

B.   MOTION FOR AUTHORITY TO PAY CRITICAL VENDORS

     The Debtors believe that their business operations and, ultimately, their enterprise value would be enhanced by preserving their relationships with certain critical service providers to their land development operations and that preservation of those relationships required the Debtors to make payments of the prepetition Claims owed to these creditors.

As such, with the support of the Indenture Trustee, the Debtors filed a motion with the Bankruptcy Court requesting the authority (but not the obligation) to pay these prepetition Claims. The Debtors' motion was approved by the Bankruptcy Court on February 27, 2002.

C.   OTHER SIGNIFICANT EVENTS SINCE COMMENCEMENT OF CHAPTER 11 CASES

     On February 27, 2002, the Bankruptcy Court entered an interim order authorizing the Debtors to use the cash collateral of the Northbrook Senior Creditors. The interim order became a final order on April 2, 2002 and allows the Debtors to use cash collateral through confirmation of the Plan, thus ensuring, absent a termination event under the order, availability of cash to fund the Debtors' Chapter 11 Cases.


                   VIII.  THE PLAN OF REORGANIZATION

     The primary objectives of the Plan are to (a) restructure the Debtors' debt and capital structures to permit the Debtors to emerge from the Chapter 11 Cases with a capital structure that, among other things, contains significantly less leverage and provides the Debtors with greater financial flexibility in operating their business; (b) maximize the value of the ultimate recoveries to all creditor groups on a fair and equitable basis given the value of the Debtors and the priorities established by the Bankruptcy Code and applicable law; and (c) settle, compromise or otherwise dispose of certain Claims and Interests on terms that the Debtors believe to be fair and reasonable and in the best interests of their respective estates and creditors.

     The Debtors believe that the Plan provides all creditors with a substantially greater recovery than the recovery they would receive without approval of the Plan, and that the Plan will afford the Debtors the opportunity and ability to continue its business as a viable going concern.

     The statements contained in this Disclosure Statement include summaries of the provisions contained in the Plan and in documents referred to therein. The statements contained in this Disclosure Statement do not purport to be precise or complete statements of all the terms and provisions of the Plan or documents referred to therein, and reference is made to the Plan and to such documents for the full and complete statements of such terms and provisions.

     The Plan itself and the documents referred to therein control the actual treatment of Claims against and interests in the Debtors under the Plan and will, upon the Effective Date, be binding upon all Holders of Claims against and interests in the Debtors and their Estates, the Reorganized Debtors and other parties-in-interest. In the event of any conflict between this Disclosure Statement, on the one hand, and the Plan or any other operative document, on the other hand, the terms of the Plan and such other operative document are controlling.

A.   OVERVIEW OF CHAPTER 11

     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and interest holders.

Another goal of Chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated interest holders with respect to the distribution of a debtor's assets.

     The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code contemplates that the debtor through its pre-bankruptcy management, will continue to operate its business in the ordinary course and remain in possession of its property during the case and while it seeks to negotiate and implement a reorganization plan. Any activities that are not within the ordinary course of the debtor's business must be approved by the bankruptcy court before they are undertaken.

     The consummation of a plan of reorganization is the principal objective of a chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or
(ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the effective date of the plan, substitutes therefor the obligations specified under the confirmed plan and terminates all rights and interests of equity security holders.

B.   OVERALL STRUCTURE OF THE PLAN

     The Debtors believe that the Plan provides the best and most prompt possible recovery to the Debtors' Claim Holders. Under the Plan, Claims against and Interests in the Debtors are divided into different classes.
If the Plan is confirmed by the Bankruptcy Court and consummated, on the Effective Date of the Plan, and at certain times thereafter as Claims and Interests are resolved, liquidated or otherwise allowed, the Debtors will make distributions in respect of certain Classes of Claims and Interests as provided for in the Plan. The Classes of Claims against and Interests in the Debtors created under the Plan, the treatment of those Classes under the Plan and distributions to be made under the Plan are described below and in the Summary Table set forth above in Section II.B. of this Disclosure Statement.

C.   CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

     The Plan classifies Claims and Interests separately and provides different treatment for different Classes of Claims and Interests in accordance with the Bankruptcy Code. A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim or Interest is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date. A description of each class of Claims and Interests established by the Plan and the treatment afforded each such class is contained in the Summary Table set forth above in Section II.B. of this Disclosure Statement.

     In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims (including Fee Claims, as defined in Section VIII.D.) and Priority Tax Claims have not been classified. Nonetheless, the treatment afforded these Claims is specified in the Plan and is summarized below.

     CLASS 1 AND CLASS 1A - PRIORITY CLAIMS

     Priority Claims are Claims, other than Administrative Expense Claims or Priority Tax Claims, that are entitled to priority in payment pursuant to section 507(a) of the Bankruptcy Code. Priority Claims include (a) Claims for accrued employee compensation earned within ninety (90) days prior to the Petition Date to the extent of $4,650 per employee and (b) contributions to employee benefit plans arising from services rendered within one hundred eighty (180) days prior to the Petition Date, but only for each such plan to the extent of (i) the number of employees covered by such plan multiplied by $4,650, less (ii) the aggregate amount paid to such employees from the estates of prepetition priority wages, salaries or commissions. The Debtors sought and obtained an order of the Bankruptcy Court on February 27, 2002, which paid Priority Claims for wages and other benefits.

     The legal and equitable rights of the Holders of Priority Claims against both the AHI Debtors and FHTC are unaltered by the Plan. On, or as soon as reasonably practicable after (i) the Effective Date if such Priority Claim is an Allowed Priority Claim as of the Effective Date or
(ii) the date on which such Priority Claim becomes an Allowed Priority Claim, each Holder of an Allowed Priority Claim shall receive in full satisfaction, settlement and release of and in exchange for such Allowed Priority Claim at the election of the Debtors: (A) cash equal to the amount of such Allowed Priority Claim; (B) such other treatment as to which the Debtors or the Reorganized Debtors and the Holder of such Allowed Priority Claim have agreed upon in writing; or (C) such Claim will be otherwise treated in any other manner such that it will not be impaired pursuant to section 1124 of the Bankruptcy Code; provided, however, any Allowed Priority Claim not due and owing on the Effective Date will be paid in accordance with Article VII of the Plan when such Claim becomes due and owing.

     CLASS 2 - NORTHBROOK SENIOR CLAIMS

     Northbrook Senior Claims are Secured Claims and Unsecured Claims against the AHI Debtors held by (i) FHTC (approximately $100 million); (ii) AFI (approximately $57 million); and (iii) Northbrook (approximately $31 million) on account of and pursuant to Northbrook Senior Debt Instruments. The Northbrook Senior Claims have priority over the COLA Note Claims pursuant to the terms of the Indenture.

     On the Effective Date, the Northbrook Senior Claims shall be deemed to be Allowed Claims, and each Holder of a Northbrook Senior Claim will receive in full satisfaction, settlement of and in exchange for such Claim
(i) its pro rata share of 1,270,203 Class B Shares; and (ii) a release from the Debtors. The portion of the Class B Shares of Kaanapali Land distributed to FHTC pursuant to the foregoing provision shall, pursuant to the Plan, be reallocated to AFI, and the Class B Shares of Kaanapali Land so distributed to Northbrook shall, pursuant to the Northbrook Merger Agreement be returned to Kaanapali Land and shall no longer be issued and outstanding Class B Shares.

     CLASS 3 AND CLASS 2A - OTHER SECURED CLAIMS

     Other Secured Claims are Claims (other than an Administrative Expense Claim or a Northbrook Senior Claim) that are secured by a lien on property in which a Debtor's Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in the applicable Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of the setoff, pursuant to section 553 of the Bankruptcy Code.

     The legal, equitable and contractual rights of the Holders of Allowed Other Secured Claims are unaltered by the Plan. On, or as soon as reasonably practicable after (i) the Effective Date if such Other Secured Claim is an Allowed Other Secured Claim on the Effective Date or (ii) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, each Holder of an Allowed Other Secured Claim shall receive at the election of the Debtors in full satisfaction, settlement and release of, and in exchange for, such Allowed Other Secured Claim (A) cash equal to the amount of such Allowed Other Secured Claim; (B) such other treatment as to which the Debtors or Reorganized Debtors have agreed upon in writing or (C) such other treatment that will not impair the Holder of such Claim pursuant to section 1124 of the Bankruptcy Code.

     CLASS 4 - COLA NOTE CLAIMS

     COLA Note Claims are the Claims of the COLA Holders based on the COLA
Notes.

     On the Effective Date, the COLA Note Claims shall be deemed to be Allowed Claims in the aggregate amount of approximately $142,185,345, which includes principal and accrued and unpaid interest through the Petition Date. Each Holder of a COLA Note Claim will receive the following alternative treatments, in full satisfaction of and in exchange for such COLA Note Claim:

     (i) Holders of COLA Note Claims (excluding AFI) may elect to receive payment in cash from Kaanapali Land in an amount equal to $35 per Class A or Class B COLA Note (consisting of $500 in principal amount plus accrued interest thereon), with payment to be made as promptly as practicable after the Effective Date. However, Kaanapali Land shall not be required to make payments on account of this option in excess of $5,172,000. If the aggregate cash payments that Kaanapali Land would be required to make to COLA Holders that make the cash election exceeds $5,172,000, then each electing COLA Holder shall receive (x) cash equal to its Pro Rata share of $5,172,000, plus (y) Class A Shares of Kaanapali Land on the same basis as provided in clause (ii) below on account of the balance of its COLA Note Claim (calculated after giving credit, on a proportional basis, for the portion of the Claim that has been satisfied by the cash distribution); or

     (ii) Alternatively, each COLA Holder who does not elect the cash treatment set forth above, shall receive one Class A Share of Kaanapali Land for each $500 in principal of COLA Note Claims (together with the interest accrued on such principal amount). In addition, on or immediately following the Effective Date, Kaanapali Land shall enter into the Kaanapali Land Company Agreement which shall contain certain corporate governance provisions for the benefit of the Holders of the Class A Shares. Those provisions shall include the appointment of a Class A Representative. For a description of the Kaanapali Land Company Agreement, see Section VIII.H. of this Disclosure Statement.

     If a COLA Holder fails to make a timely election to receive the cash treatment in accordance with the procedures set forth in the Ballot, such COLA Holder shall be deemed to have elected to receive Class A Shares.

     CLASS 5 - GENERAL UNSECURED CLAIMS AGAINST THE AHI DEBTORS

     Class 5 General Unsecured Claim means any General Unsecured Claim against an AHI Debtor other than a COLA Note Claim, an Intercompany Claim or the AFI Claim.

     Each Holder of an Allowed General Unsecured Claim shall receive, in full satisfaction of and in exchange for its Allowed Claim, one of the following alternative treatments, at the election of the Holder of such
Claim: (a) payment in cash from Kaanapali Land in an amount equal to 15% of the amount of the Allowed General Unsecured Claim, payable, without interest, on or as soon as practicable after the six month anniversary of the Effective Date. If the aggregate cash payments that Kaanapali Land would be required to make to Holders of Class 5 Claims that make the cash election exceeds $300,000, then each electing Creditor shall receive (x) its Pro Rata share of $300,000, plus (y) Class A Shares on the same basis as provided in clause (ii) below on account of the balance of its Claim (calculated after giving credit, on a proportional basis, for the portion of the Claim that has been satisfied by the cash distribution); or (b) alternatively, if a Holder of a Class 5 Allowed Claim does not elect and receive the cash treatment set forth above, each Holder of an Allowed Class 5 Claim shall receive Class A Shares on an equivalent basis per dollar of Claim as COLA Holders that elect to receive Class A Shares. In addition, on or immediately following the Effective Date, Kaanapali Land shall enter into the Kaanapali Land Company Agreement which shall contain certain corporate governance provisions for the benefit of the Holders of the Class A Shares. Those provisions shall include the appointment of a Class A Representative. For a description of the Kaanapali Land Company Agreement, see Section VIII.H. of this Disclosure Statement.

     If the Holder of a Class 5 Claim fails to make a timely election to receive the cash treatment in accordance with the procedures set forth in the Ballot, such Holder shall be deemed to have elected to receive Class A Shares.

     CLASS 5.1 - CONVENIENCE CLAIMS

     Convenience Claims are unsecured, nonpriority Claims (other than COLA Note Claims) as of the Petition Date in the amount of $500 or less. If the Holder of an unsecured, nonpriority Claim (other than a COLA Note Claim) in an amount greater than $500 makes an election to reduce such Claim to $500, such Claim shall be treated as a Convenience Claim for all purposes. On the Effective Date, each Holder of an Allowed Convenience Claim shall be entitled to receive from Kaanapali Land in full satisfaction of and in exchange for such Claim, payment in full, in cash. The procedures for the election to reduce a Claim to $500 and to receive treatment as a Convenience Claim are set forth on the Ballot.

     CLASS 6 - INTERCOMPANY CLAIMS

     Intercompany Claims are amounts owing for money borrowed or for goods and services rendered as reflected on the books and records of any AHI Debtor as of the Petition Date by any AHI Debtor to another AHI Debtor.

     On the Effective Date, the Intercompany Claims shall be discharged and extinguished and the Holders of the Intercompany Claims shall not receive any distribution or retain any rights on account of such Claims.

     CLASS 7 - SUBSIDIARY STOCK INTERESTS

     Subsidiary Stock Interests are the equity interests held by AHI in the AHI Subsidiaries and by any AHI Subsidiary in any other AHI Subsidiary.

The legal, equitable and contractual rights of the Holders of the Subsidiary Stock Interests will be unaltered by the Plan or the Merger Agreements. After the Mergers, AHI and the AHI Subsidiaries will become direct and indirect subsidiaries of Kaanapali Land.

     CLASS 8 - AHI INTERESTS

     The AHI Interests are Northbrook's equity interest in AHI. After giving effect to the Northbrook Merger, upon or immediately following the Effective Date, the Interests of Northbrook in AHI shall become the Interests of Kaanapali Land in AHI.

     CLASS 3A - AFI CLAIMS

     The AFI Claims are all Claims held by AFI against FHTC in the approximate amount of $203 million, whether evidenced by promissory note, intercompany account or otherwise. On the Effective Date, the AFI Claims shall be deemed to be Allowed Claims, and AFI shall receive on the Effective Date in full satisfaction of and in exchange for such Allowed Claim, the portion of the Class B Shares that are distributed to FHTC pursuant to the Plan.

     CLASS 4A - GENERAL UNSECURED CLAIMS

     Class 4A General Unsecured Claims are any General Unsecured Claims against FHTC. The legal, equitable and contractual rights of the Holders of General Unsecured Claims against FHTC are unaltered by the Plan. On or as soon as reasonably practicable after (i) the Effective Date if such General Unsecured Claim is an Allowed General Unsecured Claim as of the Effective Date or (ii) the date on which such General Unsecured Claim becomes an Allowed General Unsecured Claim, each Holder of an Allowed General Unsecured Claim shall receive in full satisfaction, settlement and release of and in exchange for such General Unsecured Claim (a) cash equal to the amount of such General Unsecured Claim; or (b) such Claim will be otherwise treated in any other manner such that it will not be impaired pursuant to section 1124 of the Bankruptcy Code.

     CLASS 5A - OLD STOCK INTERESTS

     Old Stock Interests are the equity interests of Northbrook in FHTC. On the Effective Date, Northbrook will be merged into FHTC pursuant to the Northbrook Merger Agreement and the Old Stock Interests will be cancelled pursuant to the Northbrook Merger Agreement.

D.   UNCLASSIFIED CLAIMS

     FEE CLAIMS

     Fee Claims are Administrative Expense Claims under sections 330(a), 331, 503, or 1103 of the Bankruptcy Code for compensation of Professionals or other entities for professional services rendered or expenses incurred in the Chapter 11 Cases on or prior to the Effective Date. All payments to Professionals for Fee Claims will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court relating to the payment of interim and final compensation for services rendered and reimbursement of expenses. The Bankruptcy Court will review and determine all applications for compensation for services rendered and reimbursement of expenses.

     All final applications for Professional Fees for services rendered in connection with the Chapter 11 Cases prior to the Confirmation Date shall be filed no later than sixty (60) days after the Effective Date.

     OTHER ADMINISTRATIVE EXPENSE CLAIMS

     Administrative Expense Claims include Claims for costs and expenses of administration of the Cases Allowed under section 503(b), 507(b) or 1114(e)(2) of the Bankruptcy Code. Such Claims include (a) any actual and necessary costs and expenses incurred after the Petition Date of preserving the Debtors' Estates and operating the businesses of the Debtors (such as wages, salaries, commissions for services and payments for inventories, leased equipment and premises), and Claims of governmental units for taxes (including tax audit Claims related to tax years commencing after the Petition Date, but excluding Claims relating to tax periods, or portions thereof, ending on or before the Petition Date); and (c) all fees and charges assessed against the Debtors' Estates under section 1930, chapter 123 of title 28, United States Code.

     Each Administrative Expense Claim (other than Fee Claims) will be paid by the Debtors, at their election, (a) in full, in cash, in such amounts as are incurred in the ordinary course of business by the Debtors, or in such amounts as the Bankruptcy Court may allow upon the later of the Effective Date or the date upon which there is a Final Order allowing such Administrative Claim, (b) upon such other terms as may exist in the ordinary course of such Debtor's business or (c) upon such other terms as may be agreed upon between the Holder of such Administrative Claim and the Debtors.

     Promptly upon the Effective Date, the Indenture Trustee Fees and Expenses (net and after application of any funds held by the Indenture Trustee for such purpose) shall be paid by the Reorganized Debtors as Administrative Expense Claims. Distributions received by COLA Holders will not be reduced on account of the Indenture Trustee's Administrative Expense Claims, but will remain subject to the charging lien and right of setoff that the Indenture Trustee has under the COLA Indenture until the Indenture Trustee has received cash (and any disputed amounts have been reserved) equal to the Administrative Expense Claim of the Indenture Trustee for the Indenture Trustee Fees and Expenses. Notwithstanding the foregoing, in the event the Debtors dispute the reasonableness or enforceability of any Indenture Trustee Fees and Expenses, such dispute, after payment in full of all undisputed amounts, shall be submitted to the Bankruptcy Court for resolution and such disputed Indenture Trustee Fees and Expenses will be approved unless found not reasonable within the meaning of the COLA Indenture. The Indenture Trustee's Fees and Expenses will not be subject to any additional standards contained in section 503(b)(3)(D) of the Bankruptcy Code. Promptly upon determination by the Bankruptcy Court, the Reorganized Debtors shall pay the Indenture Trustee (i) the disputed portion of the Indenture Trustee Fees and Expenses allowed by the Bankruptcy Court and (ii) the amount necessary to cover the fees and expenses incurred by the Indenture Trustee in defending the objection to its fees and expenses unless the Bankruptcy Court determines that the fees and expenses incurred in such defense were unreasonably incurred.

     PRIORITY TAX CLAIMS

     Priority Tax Claims are Claims for taxes entitled to priority in payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code.

     The legal and equitable rights of the Holders of Priority Tax Claims are unaltered by the Plan. The Debtors and the Holder of such Priority Tax Claim may also agree to other treatment.

E.   NO WAIVER OF DEFENSES REGARDING UNIMPAIRED CLAIMS

     Except as otherwise provided in the Plan, the treatment of a Claim as unimpaired under the Plan is not intended to, and does not, affect the Debtors' or Reorganized Debtors' rights with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to or setoffs or recoupments against Unimpaired Claims.

F.   METHOD OF DISTRIBUTION UNDER THE PLAN

     SOURCES OF CASH FOR PLAN DISTRIBUTION

     Except as otherwise provided in the Plan or the Confirmation Order, all cash necessary for Reorganized Debtors to make payments pursuant to the Plan shall be obtained from existing cash balances, the operations of the Debtors and the Reorganized Debtors or the sale of assets of the Reorganized Debtors. The Reorganized Debtors may also make such payments using cash received from their subsidiaries through the Reorganized Debtors' consolidated cash management systems.

     DISTRIBUTIONS FOR CLAIMS OR INTERESTS ALLOWED AS OF THE EFFECTIVE
DATE

     Except as otherwise provided in the Plan or as ordered by the Bankruptcy Court, distributions to be made on account of Claims or Interests that are Allowed Claims as of the Effective Date shall be made on the Effective Date or as soon thereafter as is practicable. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day. Distributions on account of Claims or Interests that first become Allowed Claims or Interests after the Effective Date shall be made pursuant to Articles III, VII and VIII of the Plan.

     INTEREST ON CLAIMS

     Unless otherwise specifically provided for in the Plan or Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim.

     DISTRIBUTIONS BY THE REORGANIZED DEBTORS

     All distributions to be made pursuant to the Plan to Holders of Allowed COLA Note Claims, Northbrook Senior Claims and Old Northbrook Stock shall be made by the Reorganized Debtors to the Disbursing Agent, which shall deliver those distributions to individual Holders of such Claims and Interests. All other distributions under the Plan will be made by the Reorganized Debtors or the Disbursing Agent. The Reorganized Debtors may employ or contract with other entities to assist in or make the distributions required by the Plan.

     DELIVERY OF DISTRIBUTIONS AND UNDELIVERABLE OR UNCLAIMED
DISTRIBUTIONS

     A. DELIVERY OF DISTRIBUTIONS IN GENERAL. Distributions to Holders of Allowed Claims and Allowed Interests shall be made at the latest mailing address filed with the Bankruptcy Court by the party entitled to the distribution, whether in a proof of Claim or other filed notice. If no such mailing address has been filed with the Bankruptcy Court, distribution shall be made at the address reflected in the Debtors' Schedules or, in the case of the Holders of Allowed COLA Note Claims, to the latest mailing address maintained of record by the Debtors' transfer agent.

     B.    UNDELIVERABLE AND UNCLAIMED DISTRIBUTIONS.

           i. HOLDING AND INVESTMENT OF UNDELIVERABLE AND UNCLAIMED DISTRIBUTIONS. If the distribution to any Holder of an Allowed Claim or Interest is returned as undeliverable or is otherwise unclaimed, no further distributions shall be made to such Holder unless and until the Disbursing Agent is notified in writing of such Holder's then current address. Undeliverable distributions made by Kaanapali Land shall be returnable to Kaanapali Land and shall remain in Kaanapali Land's possession until such time, if any, that a distribution becomes deliverable. Undeliverable distributions shall not be entitled to any interest, dividends or other accruals of any kind.

           ii. AFTER DISTRIBUTIONS BECOME DELIVERABLE. The Reorganized Debtors or the Disbursing Agent shall make all distributions that have become deliverable or have been claimed since the Effective Date as soon as practicable after such distribution has become deliverable.

           iii. FAILURE TO CLAIM UNDELIVERABLE DISTRIBUTIONS. Any Holder of an Allowed Claim or Interest that does not assert a Claim pursuant to the Plan for an undeliverable or unclaimed distribution within one (1) year after the Effective Date shall be deemed to have forfeited its Claim for such undeliverable or unclaimed distribution and shall be forever barred and enjoined from asserting any such Claim against the Reorganized Debtors, their Estates or their property. In such cases, (i) any cash distribution on account on such Claims for undeliverable or unclaimed distributions shall become the property of the Reorganized Debtors free of any restrictions thereon and (ii) any Kaanapali Land common stock held for distribution on account of such Claim or Interest shall be canceled and of no further force or effect. Nothing contained in the Plan shall require any Reorganized Debtors, the Disbursing Agent, Debtors' transfer agent or the Indenture Trustee to attempt to locate any Holder of an Allowed Claim or Interest

     RECORD DATE FOR DISTRIBUTIONS

     As of the close of business on the Distribution Record Date, the respective transfer books and records for the COLA Notes and the Old Northbrook Stock, as maintained by AHI's transfer agent or the Indenture Trustee (in the case of a COLA Note) or Northbrook (in the case of Old Northbrook Stock) or their respective agents, shall be closed and the transfer of a COLA Note or Old Northbrook Stock or any interest thereon prohibited. The Reorganized Debtors and their respective agents will have no obligation to recognize the transfer of, or the sale of any participation in, any COLA Note, Senior Debt Instrument or Old Northbrook Stock occurring after the Distribution Record Date, and will be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

     METHOD OF CASH PAYMENT

     Payments of cash made pursuant to the Plan shall be in U.S. dollars and shall be made, at the option and in the sole discretion of the Reorganized Debtors, by (a) checks drawn on or (b) wire transfer from a domestic bank selected by the Reorganized Debtors. Cash payments to foreign creditors may be made, at the option of the Reorganized Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction. Payments will be made as and when required by the Plan.

     WITHHOLDING AND REPORTING REQUIREMENTS

     In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any federal, state, local or foreign taxing authority, and all distributions under the Plan shall be subject to any such withholding and reporting requirements. The Reorganized Debtors will be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements and all Entities holding Claims or Interests shall be required to provide any information necessary to effect the withholding of such taxes. Notwithstanding any other provision of the Plan, each Holder of an Allowed Claim or Interest that receives a distribution under the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution.

     SETOFFS

     The Reorganized Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy laws, but shall not be required to, set off against any Claim and the distributions to be made pursuant to the Plan in respect of such Claim (before any distribution is made on account of such Claim), Claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the Holder of such Claim; provided, however, that neither the failure to setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any such Claim that the Debtors or the Reorganized Debtors may have against such Holder.

     FRACTIONAL SHARES

     Shares of Kaanapali Land to be distributed under the Plan will be issued in whole or fractional shares.

     SURRENDER OF CANCELLED SECURITIES

     As soon as practicable after the Effective Date, Kaanapali Land shall cause the Disbursing Agent to send a letter of transmittal to each Holder of an Allowed COLA Note Claim or other Creditor advising such Holder of the effectiveness of the Mergers and the Plan and the instructions for delivering to the Disbursing Agent any COLA Notes or other evidence of indebtedness in exchange for the Kaanapali Land Shares to be issued or distributed pursuant to the Plan. Such letter of transmittal shall specify that delivery of any COLA Notes or other evidence of indebtedness will be effected, and that risk of loss and title thereto shall pass, only upon delivery of such COLA Notes or other evidence of indebtedness to the Disbursing Agent in accordance with the terms and conditions of such letter of transmittal, such letter of transmittal to be in such form and have such other provisions as the Reorganized Debtors may reasonably agree.

     Failure to Surrender Cancelled Instruments.  Any Holder of a COLA
Note Claim or other evidence of indebtedness that fails to surrender any applicable COLA Note or other evidence of indebtedness required to be delivered hereunder, or fails to comply with the provisions of Article VII.B.1(d) of the Plan, within two (2) years after the Effective Date, shall have its Claim or Interest for a distribution pursuant to the Plan on account of such COLA Note or Old Northbrook Stock or Northbrook Senior Debt Instrument discharged and shall be forever barred from asserting any such Claim or Interest against or in the Reorganized Debtors or their respective property and, in such case, any Kaanapali Land Shares held for distribution on account of such Claim or Interest shall be disposed of pursuant to the provisions of Section VIII.H.7. below. Kaanapali Land may, in its sole discretion, waive this requirement for distribution.

     LOST, STOLEN, MUTILATED OR DESTROYED DEBT SECURITIES

     In addition to any requirements under the COLA Indenture, or any applicable agreement, in the event any COLA Notes or other evidence of indebtedness shall have been lost, stolen or destroyed, then in lieu of delivery such COLA Note or other evidence of indebtedness, such Holder shall deliver to the Reorganized Debtors: (i) evidence reasonably satisfactory to the Reorganized Debtors of the loss, theft or destruction; and (ii) such security or indemnity as may be required by the Reorganized Debtors to hold the Reorganized Debtors harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Allowed Claim or Interest. Upon the Effective Date all COLA Notes or other evidence of indebtedness shall be deemed canceled and the Holders of the COLA Notes or other evidence of indebtedness shall, for all purposes under the Plan, be deemed to have surrendered such Note.

G. RESOLUTION OF DISPUTED, CONTINGENT AND UNLIQUIDATED CLAIMS NO DISTRIBUTIONS PENDING ALLOWANCE

     The Debtors will be required to File any objections they may have to the allowance of a Claim prior to a deadline to be established by the Bankruptcy Court. The Reorganized Debtors shall have the exclusive authority to File objections to, settle, compromise, withdraw or litigate to judgment objections to Claims. Any Claim or Interest to which no objection is filed by the applicable deadline is deemed to be allowed.

     No distributions will be made on account of any disputed Claim or Interest unless and until the dispute is resolved either through agreement of the parties or by a final order of the Bankruptcy Court (or other court of appropriate jurisdiction). Pending the resolution of such dispute, the distribution which would be made with respect to a disputed Claim or Interest if such Claim or Interest were allowed in full shall be made into a disputed Claim or Interest reserve, as the case may be, to be established pursuant to the Plan. Such distribution shall be released to the Holder of the disputed Claim or Interest as, when and to the extent such Claim or Interest becomes an Allowed Claim. The Plan does not provide for interest to accrue or to be paid with respect to disputed Claims that are ultimately allowed in whole or in part. No payment or distribution will be made with respect to all or any portion of a disputed Claim or Interest unless and until all objections to such Claim or Interest are withdrawn or have been allowed pursuant to a final order.

     The provisions of the Plan in respect of the resolution and payment of disputed Claims and Interests are set forth in Article VIII of the Plan.

H.   MEANS FOR IMPLEMENTATION OF THE PLAN CONSUMMATION OF THE
     NORTHBROOK MERGER AND KAANAPALI LAND MERGER

     On or prior to the Effective Date, and as a condition precedent to the other transactions that are to take place under the Plan on the Effective Date, Northbrook shall merge with and into FHTC, with FHTC being the surviving corporation, and the separate corporate existence of Northbrook shall cease (the "NORTHBROOK MERGER"). In connection with the Northbrook Merger, the Articles of Incorporation of FHTC will be amended to authorize the issuance of two classes of shares of common stock, Class A Shares and Class B Shares. No stock certificates will be issued by FHTC, with such ownership in FHTC to be reflected on the records of FHTC. In the Northbrook Merger, 1,466,573 Class B Shares of FHTC shall be issued to Pacific Holdings, the sole shareholder of Northbrook, in exchange for all of the issued and outstanding Northbrook stock. On the Effective Date, pursuant to the terms of the Plan, Class B Shares will be issued to the Holders of the Northbrook Senior Claims in Class 2 and to the Holders of the AFI COLA Note Claims in Class 4, and pursuant to the Northbrook Merger to Pacific Holdings. Class A Shares will be issued to the COLA Holders (other than to AFI) and additional Class A Shares may be issued to Class 5 Claimants which elect (or are deemed to have elected) to receive Class A Shares pursuant to the Plan.

     On or immediately following the Effective Date, and following the issuance of the Class A Shares and Class B Shares by FHTC pursuant to the Plan and the Northbrook Merger Agreement, FHTC will merge with and into Kaanapali Land LLC, with Kaanapali Land being the surviving entity as a Delaware limited liability company, and with the separate corporate existence of FHTC ceasing. Kaanapali Land will elect to be taxed as a corporation and Holders of the Class A Shares and Class B Shares will be treated as stockholders of a taxable corporation for federal income tax purposes. Pursuant to the terms of the Kaanapali Land Merger Agreement, Pacific Holdings shall continue as the manager of Kaanapali Land, each outstanding Class A Share as issued by FHTC shall be converted without further action into the right to receive one Class A Share as issued by Kaanapali Land, and each outstanding Class B Share as issued by FHTC shall be converted without further action into the right to receive one Class B Share as issued by Kaanapali Land. Class A Shares as issued by Kaanapali Land shall be identical in all respects to Class B Shares as issued by Kaanapali Land (including with respect to voting and distributions) except for certain corporate governance provisions contained in the Kaanapali Land Company Agreement for the benefit of Class A Shares.

     Reorganized Debtors shall execute and deliver such other agreements, documents and instruments as are required to be executed pursuant to the terms of the Plan or the Merger Agreements.
     Kaanapali Land Company Agreement

     On or immediately following the Effective Date and pursuant to the Kaanapali Land Merger Agreement, the Kaanapali Land Company Agreement, as revised, shall be adopted which, among other things, shall provide certain corporate governance provisions for the benefit of the Holders of the Class A Shares and will provide for the appointment of the Class A Representative. While the following paragraphs set forth a summary of certain of the salient provisions of the Kaanapali Land Company Agreement, the terms of the Kaanapali Land Company Agreement will control in all respects.

     MANAGEMENT OF KAANAPALI LAND. Pacific Holdings will be the manager of Kaanapali Land and will have the exclusive power and authority under the Kaanapali Land Company Agreement to manage and conduct the business of Kaanapali Land, subject to those rights and covenants relating to the Class A Representative described below. Pacific Holdings will not be entitled to receive any compensation for serving as manager of Kaanapali Land, but Kaanapali Land shall bear all of its operating and administrative expenses, including reimbursements to the manager for such expenses incurred by the manager and its affiliates in performing its services (including a share of salary and employment related expenses of the individuals providing these services).

     CLASS A REPRESENTATIVE.  Under the terms of the Kaanapali Land
Company Agreement, Bank One Trust Company, N.A., or another institution reasonably acceptable to both Kaanapali Land and Bank One, will be appointed as the Class A Representative. Kaanapali Land will deliver to the Class A Representative copies of all reports filed by Kaanapali Land with the Securities and Exchange Commission (including, without limitation, its annual and quarterly financial reports). The Class A Representative will be entitled to reasonable access to the books and records of Kaanapali Land and to an annual meeting with the manager of Kaanapali Land and its executive team to review the operations of Kaanapali Land. The position of the Class A Representative will terminate on the earlier of the fifth anniversary of the Effective Date or at such time as the number of outstanding Class A Shares represents less than 5% of the total number of outstanding shares of Kaanapali Land as of the Effective Date. All reasonable fees and expenses of the Class A Representative will be paid by Kaanapali Land.

     COVENANTS RELATING TO CLASS A REPRESENTATIVE. Without the consent of the Class A Representative, Kaanapali Land will not incur any indebtedness from the Class B shareholders or their affiliates if, immediately after giving effect to the incurrence of such indebtedness and the application of the proceeds thereof, there would be in excess of $25 million in aggregate principal indebtedness from the Class B shareholders or their affiliates, if and so long as there is a Class A Representative. Any such indebtedness will bear interest at the "prime rate" as announced from time to time by Bank One and may be secured by property of Kaanapali Land and its subsidiaries. Kaanapali Land will deliver a certificate to the Class A Representative, in connection with the delivery of the annual report, to the effect that all transactions entered into between Kaanapali Land and any of the Class B shareholders or their affiliates after the Effective Date and during that fiscal year are described in the annual report in all material respects and are on terms no less favorable, at the time of the transaction, than those available from unaffiliated third parties for similar transactions in the same geographic area.

     AUTHORIZED CAPITAL. The Kaanapali Land Company Agreement will provide for the issuance of an unlimited number of membership interests in Kaanapali Land which may be denominated as shares. So long as there is a Class A Representative, any common shares issued to or acquired by Pacific Holdings or its affiliates will be issued as Class B Shares. Kaanapali Land may issue additional membership interests in one or more classes, or one or more series of any such class, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties which may be senior to the Class A Shares and Class B Shares, all as shall be determined by the Manager, including without limitation, with respect to (i) the rights of each class or series of shares to participate in distributions and (ii) the rights of each class or series of shares upon dissolution and liquidation of Kaanapali Land.

     Class A Shares and Class B Shares will be identical in all respects (including with respect to voting and distributions) except for certain corporate governance provisions in the Kaanapali Land Company Agreement for the benefit of the Class A Shares, as described above. After the termination of the position of the Class A Representative, Class A Shares and Class B Shares shall become one class.

     No shareholder will be entitled to any preemptive, preferential or other similar right with respect to additional capital contributions or loans to Kaanapali Land or issuance of any membership interests in Kaanapali Land, except as otherwise specified in the Kaanapali Land Company Agreement. No shareholder will be entitled to resign as a member or withdraw its capital from Kaanapali Land. The foregoing is not intended to limit the right of members to transfer their shares under applicable law.

     TRANSFERABILITY OF SHARES OF KAANAPALI LAND. Class A Shares will be freely transferable. Each recipient of Class A Shares will receive appropriate evidence of ownership of its interest in Kaanapali Land, and such ownership shall be reflected on the shareholder register of Kaanapali Land as maintained by its registered transfer agent. Kaanapali Land will be under no obligation to cause the Class A Shares to be listed for trading on any securities exchange or quoted on any automated quotation system. Although Kaanapali Land does not expect to cause its shares to be listed for trading on any securities exchange, the COLA Notes have from time to time traded through certain secondary trading mechanisms, including publicly maintained bulletin boards such as DCC Securities Corp. Kaanapali Land expects to take reasonable steps to facilitate trading, if requested to do so.

     Under the terms of the Kaanapali Land Company Agreement, the Class B shareholders may not sell or transfer any of their shares in Kaanapali Land, other than to their affiliates, unless such transaction provides for the sale and transfer of all Class A Shares on the same terms and conditions. In such event, the Class A shareholders will be required to sell their Class A Shares in such transaction.

     INDEMNIFICATION OF MANAGER AND ITS AFFILIATES. The Kaanapali Land Company Agreement will provide that the manager and its affiliates will be indemnified and held harmless by Kaanapali Land for any act performed for, or on behalf of, Kaanapali Land, or in furtherance of Kaanapali Land's business unless it is established (i) by final judgment adverse to such person that the actions, or failure to act, was material to the matter giving rise to the proceeding and was the result of active and deliberate dishonesty; (ii) Kaanapali Land actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, that such person had reasonable cause to believe that the act or omission was unlawful. Any indemnification so made shall be made only out of the assets of Kaanapali Land, including errors and omissions insurance incidental for such purpose.

     LIMITED LIABILITY OF KAANAPALI LAND SHAREHOLDERS. Under Delaware law and the Kaanapali Land Company Agreement, no shareholder of Kaanapali Land will be obligated personally for any debt, obligation or liability of Kaanapali Land solely by reason of being a member of Kaanapali Land.

     AMENDMENTS. The Kaanapali Land Company Agreement may be amended only upon the majority of members holding a majority of the total of the Class A Shares and Class B Shares.

     CORPORATE GOVERNANCE, MANAGEMENT, AND CORPORATE ACTION

     a.    KAANAPALI LAND COMPANY AGREEMENT

     On the Effective Date, upon consummation of the Kaanapali Land
Merger, the Kaanapali Land Company Agreement, as amended and restated in its entirety as required by the Kaanapali Land Merger Agreement, shall be the limited liability company agreement of Kaanapali Land. Notwithstanding any other provision of the Plan, the certificates of incorporation and other organizational documents of the Reorganized Debtors will, among other things, prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a) of the Bankruptcy Code. On or before the Effective Date, each of the Reorganized Debtors shall amend its certificate of incorporation, bylaws or other organizational documents to the extent required to comply with the requirements of the Bankruptcy Code and the terms of this Plan. After the Effective Date, the Reorganized Debtors may amend and restate their certificates of incorporation and bylaws as provided therein or by applicable law.

     b.    MANAGER OF KAANAPALI LAND

     Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, upon consummation of the Kaanapali Land Merger, Kaanapali Land will be managed by Pacific Holdings, pursuant to the Kaanapali Land Company Agreement. The directors and officers of each Reorganized Debtor other than Kaanapali Land will be the same individuals serving as officers and directors of each respective Reorganized Debtor prior to the Effective Date. Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose, on or prior to the Confirmation Date, the identity and affiliations of any other Person proposed to serve on the initial board of directors of the Reorganized Debtors, as an initial officer of the Reorganized Debtors, or as manager of Kaanapali Land and, to the extent such Person is an Insider, the nature of any compensation for such Person. The classification and composition of the board of directors will be consistent with the certificates of incorporation. Each such director and officer will serve from and after the Effective Date pursuant to the terms of certificates of incorporation and bylaws of the Reorganized Debtors and applicable law.

     c.    CORPORATE ACTION

     On or immediately following the Effective Date, as provided in the Plan and the Merger Agreements, all actions contemplated by the Plan and the Merger Agreements will be deemed, without further action of any kind or nature, to be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan and the Merger Agreements involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan and the Merger Agreements, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security Holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers or manager of the Reorganized Debtors and members of the boards of directors of the Reorganized Debtors are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan or the Merger Agreements in the name of and on behalf of the Reorganized Debtors.

     CONTINUED ENTITY EXISTENCE AND VESTING OF ASSETS IN REORGANIZED
DEBTORS

     Except as otherwise provided in the Plan or the Confirmation Order, the Debtors shall, as Reorganized Debtors, continue to exist after the Effective Date as separate legal entities in accordance with applicable laws in the respective jurisdictions in which they are incorporated or organized and pursuant to their respective certificates of incorporation and by-laws or other organizational documents as they may be amended or amended and restated pursuant to the Plan and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of their property and compromise or settle any Claims without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order. Notwithstanding anything to the contrary in the Plan, including the provisions providing for limited substantive consolidation, the Unimpaired Claims against a particular Debtor or Reorganized Debtor shall remain the obligations solely of such Debtor or Reorganized Debtor and shall not become obligations of any other Debtor or Reorganized Debtor by virtue of the Plan, the Chapter 11 Cases or otherwise.

     LIMITED SUBSTANTIVE CONSOLIDATION OF AHI DEBTORS

     The Plan contemplates and is predicated upon entry of an order substantively consolidating the AHI Debtors solely for the purposes of voting, confirmation and distribution of each of Class 2, 4, 5 and 5.1 Claims under the Plan. The Plan does not contemplate the substantive consolidation of the Debtors or their Estates with respect to the other Classes of Claims or Interests set forth in the Plan or for any other purpose except as specifically provided for in the Plan. On the Effective Date, (i) any obligation of any Debtor and all guarantees with respect to Class 2, 4, 5 or 5.1 Claims thereof executed by one (1) or more of the other Debtors shall be treated as a single obligation and any obligation of two or more Debtors, and all multiple Impaired Claims against such entities on account of such joint obligations shall be treated and Allowed only as a single Impaired Claim against the consolidated Debtors, and (ii) each Class 2, 4, 5 or 5.1 Claim filed or to be filed against any Debtor shall be deemed filed against the consolidated Debtors and shall be deemed a single Class 2, 4, 5 or 5.1 Claim against and a single obligation of the consolidated Debtors. On the Confirmation Date, and in accordance with the terms of the Plan and the consolidation of the assets and liabilities of the Debtors, all Class 2, 4, 5 or 5.1 Claims based upon guarantees of collection, payment or performance made by the Debtors as to the obligations of another Debtor shall be released and of no further force and effect. Except as set forth in Article V.I. of the Plan, such substantive consolidation shall not (other than for purposes related to the Plan)
(i) affect the legal and corporate structures of the Reorganized Debtors,
(ii) cause any Debtor to be liable for any Impaired Claim or Unimpaired Claim under the Plan for which it otherwise is not liable, and the liability for any such Claim shall not be affected by such substantive consolidation, and (iii) affect Interests in AHI Subsidiaries. On the Effective Date, except as otherwise expressly provided for in the Plan, the Interests in the AHI Subsidiaries shall remain outstanding.

     Unless the Bankruptcy Court has approved the substantive consolidation of the Estates by a prior order, the Plan shall serve as, and shall be deemed to be, a motion for entry of an order substantively consolidating the Debtors as provided in Article V.I. of the Plan. If no objection to substantive consolidation is timely filed and served by any Holder of an Impaired Claim affected by the Plan as provided herein on or before the deadline for objection to confirmation of the Plan, the order approving the substantive consolidation (which may be the Confirmation Order) may be entered by the Bankruptcy Court. If any such objections are timely filed and served, a hearing with respect to the substantive consolidation of the Estates and the objections thereto shall be scheduled by the Bankruptcy Court, which hearing may, but is not required to, coincide with the Confirmation Hearing.

     ISSUANCE OF SECURED NOTE

     On or promptly after the Effective Date, AHI shall issue a promissory note to Kaanapali Land as additional consideration of the Plan's conversion of the Claims of Holders of Senior Debt, the Claims of the COLA Holders and the Claims of Holders of certain electing General Unsecured Claims into equity of Kaanapali Land. The amount of the note will be determined by Kaanapali Land in its reasonable discretion on or prior to the Effective Date. Repayment of the Note shall be secured by mortgages on the principal assets of AHI and the AHI Debtors, as determined from time to time by Kaanapali Land. The note shall accrue interest at a rate per annum equal to the long term Average Federal Rate as of the date two business days prior to the Effective Date as quoted in the Wall Street Journal. No payments shall be due under the note until its maturity on the tenth anniversary of the Effective Date at which time all principal and accrued interest shall be due and payable. However, AHI at its option will be entitled to make prepayments in whole or in part on the note without penalty. Kaanapali Land shall be entitled to transfer all or any portion of the note for value, contribute all or any portion of the note to the equity of AHI, or otherwise deal with the note from time to time as it deems appropriate.

     CANCELLATION OF INSTRUMENTS AND SECURITIES AS TO DEBTORS ONLY

     On the Effective Date, except to the extent provided otherwise in the Plan, the COLA Notes, the Old Northbrook Stock, the Old Stock Interests and the Northbrook Senior Debt Instruments, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties and other instruments and documents, shall no longer be outstanding, shall be deemed to be canceled, retired and terminated, and shall cease to exist as against the Debtors.
On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including without limitation, the COLA Indenture, shall be deemed to be canceled as against the Debtors, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code. To the extent that any of the foregoing obligations also constitute obligations of any Non-Debtor Subsidiaries, they shall not be deemed canceled, retired or terminated as against such Non-Debtor Subsidiaries and shall continue to be enforceable against such Non-Debtor Subsidiaries to the extent of any deficiency remaining thereon. All rights to enforce any such obligations, however, will be assigned to Kaanapali Land pursuant to the Plan.

     AFI DISTRIBUTION

     Following the Effective Date, AFI, AFLP and Kaanapali Land will cause the following transactions to take place (collectively, the "AFI Distribution"): (i) the Class B Shares to which AFI is entitled (x) pursuant to Class 2 and Class 3A of the Plan and (y) pursuant to Class 4 of the Plan on account of the AFI COLA Note Claims will be transferred to AFI's members in accordance with their membership interests, and then the shares so transferred by AFI to AFLP will be transferred to AFLP's partners, which will include Kaanapali Land, in accordance with their partnership interests, and (ii) the Class B Shares thereby transferred to Kaanapali Land shall be retired and shall no longer be issued and outstanding Class B Shares.

     OTHER CORPORATE RESTRUCTURINGS

     The Reorganized Debtors will be authorized by the Plan to enter into and consummate such mergers, consolidations and assets transfers among themselves as they deem appropriate to rationalize or simplify the corporate structure and organization of the Reorganized Debtors.

I. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES ASSUMPTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     On the Effective Date, all executory contracts, including all Compensation and Benefit Plans, and unexpired leases of the Reorganized Debtors will be deemed rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code except those executory contracts and unexpired leases that (1) have previously been assumed by order of the Bankruptcy Court, (2) are the subject of a motion to assume pending on the Effective Date, (3) are identified on a list of executory contracts and unexpired leases to be assumed, which will be filed by the Debtors with the Bankruptcy Court ten days prior to the hearing to consider confirmation of the Plan, or (4) are assumed pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute (i) approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code and (ii) the consent of any non-Debtor party to any executory contract or unexpired lease that may otherwise be required, under the terms of such executory contract or unexpired lease, to the consummation of the Mergers provided for under the Merger Agreements and the Plan. Each executory contract and unexpired lease assumed pursuant to Article VI of the Plan shall revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.

     CLAIMS BASED ON REJECTION OF EXECUTORY CONTRACTS OR UNEXPIRED LEASES

     All proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be filed with the Bankruptcy Court within thirty (30) days after the date of entry of an order of the Bankruptcy Court approving such rejection. Any Allowed Claims arising from the rejection of executory contracts or unexpired leases that become Allowed Claims are classified and shall be treated as Class 5 or 4A General Unsecured Claims, as the case may be. Any Claims arising from the rejection of an executory contract or unexpired lease not filed within such time will be forever barred from assertion against the Debtors or the Reorganized Debtors, their Estates and property unless otherwise ordered by the Bankruptcy Court or provided in this Plan. All such Claims for which proofs of Claim are required to be filed will be, and will be treated as, General Unsecured Claims subject to the provisions of Article III of the Plan, subject to any limitation on allowance of such Claims under section 502(b) of the Bankruptcy Code or otherwise.

     CURE OF DEFAULTS OF ASSUMED EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (1) the amount of any cure payments; (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed; or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

     INDEMNIFICATION OF DIRECTORS, OFFICERS, MANAGERS AND EMPLOYEES

     The obligations of each of the Debtors to indemnify any Person or Entity serving at any time on or prior to the Effective Date as one of its directors, officers, managers or employees by reason of such Person's or Entity's service in such capacity, or as a director, officer, manager or employee of any other corporation or legal entity, to the extent provided in the Debtors' constituent documents or by a written agreement with the Debtors or the applicable general corporation law, each as applicable, shall be deemed and treated as executory contracts that are assumed by the Debtors pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Any such indemnification obligations shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

     COMPENSATION, BENEFIT PROGRAMS AND INSURANCE POLICIES

     Each Debtor providing retiree medical benefits and retiree life insurance pursuant to a memorandum of understanding or other contract or agreement, shall be deemed to have assumed such agreement to provide retiree medical and life insurance benefits. Each Reorganized Debtor shall continue to perform its retiree medical obligations through 2004, when those benefits expire by the terms of the applicable union agreements concerning bargaining union employees. With respect to other employees that are eligible for such benefits, each Reorganized Debtor shall continue to provide retiree medical benefits through 2004, in keeping with its past practice of making similar retiree medical coverage available to union and non-union employees, or such later time as such Reorganized Debtor may determine in its sole discretion. Each Reorganized Debtor will continue to perform its retiree life insurance obligations in accordance with its current program, as such program may be amended from time to time by such Reorganized Debtor in its sole discretion. In addition, each Reorganized Debtor shall assume and continue to perform all obligations under its self-insured workers' compensation programs in effect as of the Petition Date.

J.   CONFIRMATION AND EFFECTIVENESS OF THE PLAN

     Article IX of the Plan sets forth certain conditions to the occurrence of the Effective Date under the Plan. The Debtors believe that all such conditions will be satisfied and, provided that the Bankruptcy Court finds that the Plan meets the requirements of the Bankruptcy Code and confirms the Plan, the Plan will be implemented in accordance with its terms. The Plan further provides that certain of the conditions to the Effective Date of the Plan may be waived by the Debtors with the consent of the Indenture Trustee and without further notice or a hearing.

K.   EFFECT OF VACATION OF CONFIRMATION ORDER

     If the Confirmation Order is vacated, (a) the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver, release or settlement of any Claims by or against, or any Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors; or (3) constitute an admission, acknowledgement, offer or undertaking by the Debtors in any respect, and
(b) the time within which the Debtors may assume and assign or reject all executory contracts and unexpired leases shall be extended for a period of sixty (60) days after the date the Confirmation Order is vacated, subject to such further extension as the Bankruptcy Court may order.

L.   EFFECT OF PLAN CONFIRMATION PRESERVATION OF RIGHTS OF ACTION

     Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may exclusively enforce any Avoidance Actions or other Causes of Action or other rights to payment of Claims, that the Debtors or the Estates may hold against any Person or Entity; provided, however, as between Reorganized Debtors, such Avoidance Actions and Causes of Action are deemed released. The Reorganized Debtors may pursue such retained Avoidance Actions, other Causes of Action and rights to payment of Claims, as appropriate, in the exercise of their sole discretion. The Reorganized Debtors shall retain and may enforce all defenses, counterclaims and rights against all Claims and Interests asserted against the Debtors, the Reorganized Debtors or their Estates.

     RELEASES

     As of the Effective Date, and except as otherwise specifically provided in the Plan or the Confirmation Order, (i) the Indenture Trustee,
(ii) the Holders of the Northbrook Senior Claims, Pacific Holdings and Affiliates of the foregoing that have provided management services to any of the Debtors or assessed charges to pay for overhead or other out-of-pocket costs in connection with the operations of the Debtors and (iii) the respective officers, directors, shareholders, members, managers, employees, agents and representatives of the foregoing, in such capacity, are released by the Debtors, the Reorganized Debtors and their respective Estates from any and all Claims, obligations, rights, suits, damages, Causes of Action, Avoidance Actions, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Debtors would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Person or Entity, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided, however, that the foregoing provisions of this Section VIII shall have no effect on the liability of any Person or Entity with respect to liabilities created by the Plan or the Plan Documents. THE CONFIRMATION ORDER WILL PERMANENTLY ENJOIN THE COMMENCEMENT OR PROSECUTION BY ANY ENTITY, WHETHER DIRECTLY, DERIVATIVELY OR OTHERWISE, OF ANY CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED PURSUANT TO THE PLAN, INCLUDING BUT NOT LIMITED TO THE CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED PURSUANT TO ARTICLE X.B. OF THE PLAN.

     As of the Effective Date, and except as otherwise specifically provided in the Plan or the Confirmation Order, each COLA Holder (i) that votes in favor of the Plan and (ii) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, that does not vote on the Plan or votes against the Plan will be deemed to forever release, waive and discharge all claims, demands, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtor, the Plan or the COLA Note Claims that such COLA Holder has or may have against the Indenture Trustee, and its respective present or former directors, officers, employees, attorneys, accountants, financial advisors and agents, acting in such capacity.

     DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS

     Except as otherwise provided in the Plan or in the Confirmation Order, all consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge and release of, all Claims of any nature whatsoever against the Debtors or any of their assets or properties, and regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims. Upon the Effective Date, the Debtors, and each of them, shall be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims (other than Claims that are not Impaired), including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, Old Common Stock and Other Old Equity Interests shall be terminated.

     EXCULPATION

     The Debtors, the Reorganized Debtors, the Disbursing Agent, the Indenture Trustee, the Northbrook Senior Creditors, the Class A Representative, and their respective members, officers, directors, employees, agents and Professionals (acting in such capacity) shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan, including the Merger Agreements, or any other act taken or omitted to be taken in connection with the Chapter 11 Cases; provided, however, that the foregoing provisions of this Section VIII.L. shall have no effect on the liability of (i) any Person or Entity to the extent such liability is created by the Plan or the Plan Documents or (ii) any Person or Entity that results from any such act or omission that constitutes fraud, gross negligence or willful misconduct.

     INJUNCTION

     Except as otherwise provided in the Plan, the Confirmation Order shall provide, among other things, that from and after the Confirmation Date all Persons who have held, hold or may hold Claims against or Interests in the Debtors are (i) permanently enjoined from taking any of the following actions against the Estate(s), or any of their property on account of any such Claims or Interests and (ii) permanently enjoined from taking any of the following actions against any of the Debtors, the Reorganized Debtors or their property on account of such Claims or
Interests: (A) commencing or continuing, in any manner or in any place, any action or other proceeding; (B) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (C) creating, perfecting or enforcing any lien or encumbrance; (D) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtors; and (E) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained herein shall preclude such persons from exercising their rights pursuant to and consistent with the terms of the Plan, the Merger Agreements and any documents executed in connection with the Plan or the Merger Agreements.

     TERMINATION OF SUBORDINATION RIGHTS AND SETTLEMENT OF RELATED CLAIMS

     The classification and manner of satisfying all Claims and Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination rights satisfied, compromised and settled pursuant to the Plan. Accordingly, distributions pursuant to the Plan to Holders of Allowed Claims or Allowed Interests will not be subject to payment to a beneficiary of such terminated subordination rights, or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.

     All Northbrook Senior Claims and all rights and claims between or among the Holders of such Northbrook Senior Claims and the COLA Holders, relating in any manner whatsoever to claimed subordination rights, "make whole" rights, rights to postpetition or default interest or similar rights (collectively, "SUBORDINATION-RELATED RIGHTS"), shall be deemed satisfied solely with respect to Claims against the Debtors by the distributions under, described in, contemplated by and/or implemented by this Plan to Holders of such Claims, such rights shall be deemed waived, released, discharged and terminated as of the Effective Date and all actions related to the enforcement of such Subordination-Related Rights shall be permanently enjoined. Distributions under, described in, contemplated by and/or implemented by this Plan shall not be subject to levy, garnishment, attachment or like legal process by any Holder of a Claim, by reason of any claimed Subordination-Related Rights or otherwise, so that each Holder of a Claim shall have and receive the benefit of the distributions in the manner set forth and described in the Plan. Subordination-Related Rights with respect to Non-Debtor Subsidiaries are hereby expressly preserved.

     Pursuant to Bankruptcy Rule 9019 and in consideration of the distributions and other benefits provided under the Plan, the provisions of the Plan will constitute a good faith compromise and settlement of all claims or controversies relating to the subordination rights that a Holder of a Claim (including but not limited to a Northbrook Senior Claim or a COLA Note Claim), may have or any distribution to be made pursuant to the Plan on account of such Claim. Entry of the Confirmation Order will constitute the Bankruptcy Court's approval, as of the Effective Date, of the compromise or settlement of all such claims or controversies and the Bankruptcy Court's finding that such compromise or settlement is in the best interests of the Debtors, the Reorganized Debtors and their respective properties and Holders of Claims and Interests, and is fair, equitable and reasonable.

     RESERVATION OF CLAIMS AGAINST NON-DEBTOR SUBSIDIARIES AND ASSIGNMENT OF RIGHTS

     Nothing in the Plan shall affect the claims of any Entity against the Non-Debtor Subsidiaries including, without limitation, the Holders of the Northbrook Senior Claims, the Claims of the Indenture Trustee or the COLA Note Claims; provided, however, upon the Effective Date, the rights of the Holders of the Northbrook Senior Claims and the Indenture Trustee or the COLA Holders against the Non-Debtor Subsidiaries shall be deemed, as of the Effective Date, to have been assigned to Kaanapali Land, and Kaanapali Land shall thereupon have full power and authority to enforce such Claims against the Non-Debtor Subsidiaries as Kaanapali Land shall deem appropriate in its sole discretion. Any recoveries against the Non-Debtor Subsidiaries on account of such assigned Claims shall be retained by Kaanapali Land. The Indenture Trustee shall have no duties or obligations under the Indenture with respect to the rights so assigned to Kaanapali Land.

M.   SUMMARY OF OTHER PROVISIONS OF THE PLAN

     The following paragraphs summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.

     EXEMPTION FROM CERTAIN TRANSFER TAXES

     Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from the Debtors to Reorganized Debtors or otherwise pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

     EFFECTUATING DOCUMENTS, FURTHER TRANSACTIONS AND CORPORATE ACTION

     Each of the Debtors or the Reorganized Debtors is authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan.

     Prior to, on or after the Effective Date (as appropriate), all matters provided for under the Plan that would otherwise require approval of the stockholders or directors of one (1) or more of the Debtors or the Reorganized Debtors shall be deemed to have occurred and shall be in effect prior to, on or after the Effective Date (as appropriate) pursuant to the applicable general corporation law of the states in which the Debtors or the Reorganized Debtors are incorporated without any requirement of further action by the stockholders or directors of the Debtors or the Reorganized Debtors.

     BAR DATE FOR ADMINISTRATIVE CLAIMS

     At the request of the Debtors, the Confirmation Order will establish a bar date for filing Administrative Expense Claims. Holders of asserted Administrative Expense Claims that are subject to such bar date shall submit requests for payment on or before such bar date or forever be barred from doing so.

     INTERPRETATION OF PLAN PROVISIONS

     If, prior to the Confirmation Date, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of the Debtors, will have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision will then be applicable as altered or interpreted. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

     REVOCATION, WITHDRAWAL OR NON-CONSUMMATION

     The Debtors reserve the right to revoke or withdraw the Plan as to any or all of the Debtors prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan as to any or all of the Debtors, or if Confirmation or Consummation as to any or all of the Debtors does not occur, then, with respect to such Debtors, (a) the Plan shall be null and void in all respects, (b) any settlement or compromise embodied in the Plan (including the fixing or limiting of any Claim or Interest or Class of Claims or Interests to an amount certain), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void, and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims by or against, or any Interests in, such Debtors or any other Person, (ii) prejudice in any manner the rights of such Debtors or any other Person, or (iii) constitute an admission of any sort by the Debtors or any other Person.

     AMENDMENT OR MODIFICATION OF THE PLAN

     Subject to the limitations contained herein and the Merger
Agreements, (1) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (2) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, may upon order of the Bankruptcy Court amend or modify the Plan in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

             IX.  CONFIRMATION AND CONSUMMATION PROCEDURE

     The Bankruptcy Court may confirm the Plan only if it determines that the Plan complies with the requirements of chapter 11, including, among other things, that (a) the Plan has properly classified Claims and Interests, (b) the Plan complies with applicable provisions of the Bankruptcy Code, (c) the Debtors have complied with applicable provisions of the Bankruptcy Code, (d) the Debtors have proposed the Plan in good faith and not by any means forbidden by law, (e) the Plan has been accepted by the requisite votes of all classes of creditors (except to the extent that "cramdown" is available under section 1129(b) of the Bankruptcy Code),
(f) the Plan is in the "best interests" of all Holders of Claims or Interests in an Impaired Class, (g) the Plan is "feasible" in that confirmation of the Plan is not likely to be followed by the liquidation or need for further restructuring of the Debtors, and (h) all fees and expenses payable under 28 U.S.C. Section 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of such fees on the Effective Date.

     Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

A.   SOLICITATION OF VOTES GENERALLY

     Under the Bankruptcy Code, only Classes of Claims and Interests that are "impaired" under the Plan are entitled to vote to accept or reject the Plan. A Class is impaired if the legal, equitable or contractual rights to which the Holders of Claims or Interests are entitled are modified, other than by curing defaults and reinstating the debt. Pursuant to sections 1126(f) and (g) of the Bankruptcy Code, Classes of Claims and Interests that are not impaired are conclusively presumed to have accepted the Plan and are not entitled to vote on the Plan, and Classes of Claims and Interests whose Holders will receive or retain no property under the Plan are deemed to have rejected the Plan and are not entitled to vote on the Plan. Creditors holding disputed Claims are not entitled to vote to accept or reject the Plan unless, upon motion of the creditors, their Claims are Allowed by the Bankruptcy Court for purposes of voting.

     Under the Plan, the Holders of Claims in Classes 2, 4, 5, 6, 8, 3A and 5A are entitled to vote to accept or reject the Plan. All other Classes of Claims or Interests (Classes 1, 3, 5.1, 7, 1A, 2A and 4A) are deemed under the Bankruptcy Code to have accepted the Plan.

     This Disclosure Statement and an appropriate Ballot are being distributed to all Holders of Claims who are entitled to vote on the Plan. Because of the difficulty associated with reaching beneficial owners of publicly traded notes, many of which hold their notes in brokerage accounts or through similar Nominees, the Debtors are distributing a Ballot (i) to each Holder of record of the COLA Notes and (ii) to each Nominee (or the agent therefor) identified to the Balloting Agent, as an entity through which beneficial owners hold the COLA Notes. The Nominees are instructed to forward to each beneficial owner of COLA Notes a Ballot for voting, along with a return envelope provided by and addressed to the Nominee, so that the beneficial owner may return the completed beneficial owner ballot to that entity. The Nominee is then instructed to tabulate the individual votes of its respective beneficial owners from their individual beneficial owner ballot on a master ballot and to return such master ballot to Logan & Company, Inc. This procedure will enable the Debtors to transmit materials to the Holders of their publicly traded securities and affords beneficial owners of the COLA Notes a fair and reasonable opportunity to vote. All Ballots and master ballots received from the Debtors must be returned to Logan & Company, Inc. by the Voting Deadline as indicated on the Ballots.

     Under the Bankruptcy Code, a class of Claims accepts a plan if holders of at least two-thirds in dollar amount and more than one-half in number of the claims properly voted in that class, vote to accept the plan.

     A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

     Pursuant to an order of the Bankruptcy Court establishing procedures with respect to the Plan, any Ballot that is properly completed, executed and timely returned to Logan & Company, Inc. but does not indicate an acceptance or rejection of the Plan, will be deemed to be a vote to accept the Plan. Whenever a creditor casts more than one Ballot voting the same Claim before the Voting Deadline, the last Ballot received before the Voting Deadline is deemed to reflect the voter's intent and thus to supersede any prior Ballots. Creditors must vote all of their Claims within a particular Class under the Plan either to accept or reject the Plan and may not split their vote, and thus a Ballot that partially accepts and partially rejects the Plan will not be counted.

     The following types of Ballots will not be counted in determining whether the Plan has been accepted or rejected:

     a. any Ballot received after the Voting Deadline unless the Debtors have granted an extension of the Voting Deadline with respect to such Ballot;

     b. any Ballot that is illegible or contains insufficient information to permit the identification of the Creditor or Interest Holder;

     c. any Ballot cast by a person or entity that does not hold a Claim in a Class that is entitled to vote to accept or reject the Plan;

     d. any Ballot in which both the acceptance and rejection box is checked; and

     e.    any unsigned Ballot.

B.   THE CONFIRMATION HEARING

     The Confirmation Hearing is scheduled for [________], 2002 at [___] [_].m. before the Bankruptcy Court in Chicago, Illinois. At that hearing, the Bankruptcy Court will consider whether the Plan satisfies the various requirements of section 1129 of the Bankruptcy Code. At that time, the Debtors will submit a report to the Bankruptcy Court reflecting the votes received with respect to the acceptance or rejection of the Plan by the parties entitled to vote thereon.

     Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan. Any objection to confirmation of the Plan must be made in writing and filed with the Bankruptcy Court and served so that it is received by all required parties specified in the Confirmation Notice on or before [________], 2002, in accordance with the requirements specified by the Bankruptcy Court. Unless an objection to confirmation is served and filed, it may not be considered by the Bankruptcy Court.

C.   CONFIRMATION

     At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the applicable requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan (a) has been accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (b) is feasible and (c) is in the "best interests" of creditors and stockholders that are impaired under, and that vote to reject, or are deemed to reject, the plan.

     UNFAIR DISCRIMINATION AND FAIR AND EQUITABLE TESTS

     To obtain confirmation of a plan over the objection of a class of claims or interests that rejects the plan, the plan proponent must demonstrate that the plan "does not discriminate unfairly" and is "fair and equitable" with respect to each such impaired, non-accepting class. In order for a plan to be found to be "fair and equitable" and thus capable of being confirmed by "cramdown" under section 1129(b) of the Bankruptcy Code, the Debtors must demonstrate:

     a. FOR A CLASS OF SECURED CREDITORS: That either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens, with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds to be as provided in clause (i) or (ii) of this subparagraph.

     b. FOR A CLASS OF UNSECURED CREDITORS: That either (i) each impaired unsecured creditor receives or retains, under the plan, property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan.

     c. FOR A CLASS OF EQUITY INTERESTS: That either (i) each holder of an equity interest will receive or retain, under the plan, property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the non-accepting class will not receive or retain any property under the plan.

     BEST INTERESTS TEST

     With respect to each impaired class of claims and interests, confirmation of a plan requires that each holder of a claim or interest either (a) accept the plan or (b) receive or retain under the plan property of a value, as of the effective date, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code. The Debtors believe that Holders of Impaired Claims and Interests in each Impaired Class under the Plan would receive significantly less under a chapter 7 liquidation than under the Plan. The liquidation analysis attached hereto as EXHIBIT D (the "LIQUIDATION ANALYSIS") is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation. The Liquidation Analysis is based on a number of significant assumptions that may not be realized in an actual liquidation.

     To calculate the probable distribution to holders of each impaired class of claims and interests if the debtor were liquidated under chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from such debtor's assets in a chapter 7 case under the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a forced sale of the debtor's assets by a chapter 7 trustee.

     The amount of liquidation value available to unsecured creditors would be reduced by, first, the claims of secured creditors to the extent of the value of their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of the bankruptcy case. Costs of liquidation under chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of that counsel and other professionals retained by the trustee, asset disposition expenses and all unpaid expenses incurred until the liquidation is completed. The liquidation would also prompt the rejection of a number of executory contracts and unexpired leases and thereby create a larger amount of unsecured claims than would be asserted if the plan were confirmed.

     The Debtors believe that the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code. The Debtors believe that creditors as a group will receive greater value under the Plan than they would in a liquidation. Based on the Liquidation Analysis, the Plan meets the "best interests" test.

     The Liquidation Analysis including a description of the underlying assumptions, is attached as EXHIBIT D to the Disclosure Statement.
     Feasibility

     The Bankruptcy Code requires that the bankruptcy court determine that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization of a debtor. For purposes of showing that this Plan meets this feasibility standard, the AHI Debtors have analyzed the ability of the Reorganized Debtors to meet their obligations under the Plan and retain sufficient liquidity and capital resources to conduct their businesses.

     The Debtors believe that with a significantly deleveraged capital structure their business will be able to return to viability. The decrease in the amount of debt on the Debtors' balance sheet will substantially improve the Debtors' cash flow and reduce their interest expense.

     To assess and demonstrate the feasibility of the Plan, the Debtors have prepared the Projections which are attached to the Disclosure Statement as EXHIBIT E.

     The Projections indicate that the Reorganized Debtors should have sufficient cash flow to fund their operations. Accordingly, the Debtors believe that the Plan complies with the financial feasibility standard of section 1129(a)(11) of the Bankruptcy Code.

     The Projections were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants or any other regulatory or professional agency or body or generally accepted accounting principles. Furthermore, the Debtors' independent certified public accountants have not compiled or examined the Projections and accordingly do not express any opinion or any other form of assurance with respect thereto and assume no responsibility for the Projections.

     The Projections assume that (i) the Plan will be confirmed and consummated in accordance with its terms, (ii) there will be no material change in legislation or regulations, or the administration thereof, including environmental legislation or regulations, that will have an unexpected effect on the operations of the Reorganized Debtors, (iii) there will be no change in United States generally accepted accounting principles that will have a material effect on the reported financial results of the Reorganized Debtors and (iv) there will be no material contingent or unliquidated litigation or indemnity Claims applicable to the Reorganized Debtors. To the extent that the assumptions inherent in the Projections are based upon future business decisions and objectives, they are subject to change. In addition, although they are presented with numerical specificity and considered reasonable by the Debtors when taken as a whole, the assumptions and estimates underlying the Projections are subject to significant business, economic and competitive uncertainties and contingencies, many of which will be beyond the control of the Reorganized Debtors. Accordingly, the Projections are only estimates that are necessarily speculative in nature. It can be expected that some or all of the assumptions in the Projections will not be realized and that actual results will vary from the Projections, which variation may be material and are likely to increase over time. The Projections should therefore not be regarded as a representation by the Debtors or any other person that the results set forth in the Projections will be achieved. In light of the foregoing, readers are cautioned not to place undue reliance on the Projections. The Projections should be read together with the information in Section X of this Disclosure Statement entitled "RISK FACTORS TO BE CONSIDERED", which sets forth important factors that could cause actual results to differ from those in the Projections.

     The AHI Debtors are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file periodic reports and other information with the SEC relating to their business, financial statements and other matters. Such filings will not include projected financial information. The Debtors do not intend to update or otherwise revise the Projections, including any revisions to reflect events or circumstances arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not come to fruition. Furthermore, the Debtors do not intend to update or revise the Projections to reflect changes in general economic or industry conditions.


                   X.  RISK FACTORS TO BE CONSIDERED

     Holders of Claims against and Interests in the Debtors should read and consider carefully the information set forth below, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference), prior to voting to accept or reject the Plan. This information, however, should not be regarded as necessarily setting forth the only potential risks involved in connection with the Plan and its implementation.

A.   CERTAIN BANKRUPTCY CONSIDERATIONS FAILURE TO SATISFY VOTE REQUIREMENT

     In the event that sufficient votes accepting the Plan are not received and, as a result, the Debtors are unable to confirm the Plan as proposed, the Debtors have been advised by the Northbrook Senior Creditors that they intend to seek to lift the automatic stay imposed by the Bankruptcy Code and foreclose on the assets securing their debt. Theoretical alternatives of the Debtors include (i) seeking to restructure their capitalization and their obligations to creditors and equity Holders under an alternative plan of reorganization, (ii) a liquidation under chapter 11 of the Bankruptcy Code or (iii) a conversion of these cases to a chapter 7 liquidation proceeding. The inability to promptly confirm the Plan will delay the Debtors' emergence from bankruptcy and could have a material adverse affect on the value of the Debtors' business and assets. There is substantial risk that any alternative restructuring or a liquidation will result in less favorable treatment of Claims and interests than that provided by the Plan.

     NON-CONSENSUAL CONFIRMATION

     In the event any impaired Class of Claims does not accept the Plan, a Bankruptcy Court may nevertheless confirm the Plan at the Debtors' request if at least one Impaired Class of Claims has accepted the Plan (with such acceptances being determined without including the vote of any "insider" in such class), and, as to each Impaired Class that has not accepted the Plan, the Bankruptcy Court determines that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to the dissenting Impaired Classes. The Debtors believe that the Plan satisfies these requirements, although there can be no assurances that the Bankruptcy Court will make the findings necessary to reach this result.

     RISK OF NON-OCCURRENCE OF THE EFFECTIVE DATE

     Although the Debtors believe that if the Plan is confirmed, the Effective Date will occur soon after the Confirmation Date, there can be no assurance that all conditions to the occurrence of the Effective Date will occur. In the event the Effective Date does not occur, the Debtors will assess the alternatives available to them at that time as to such timing. In the event the Debtors are unable to confirm the Plan as proposed, the Northbrook Senior Creditors have indicated they intend to seek to lift the automatic stay imposed by the Bankruptcy Code and attempt to foreclose on the assets securing their debt, which may lead to protracted litigation regarding this action. There is substantial risk that any alternative restructuring or a liquidation or foreclosure will result in less favorable treatment of Claims and Interests than that provided by the Plan.

     GENERAL EFFECT OF DEBTORS' CHAPTER 11 FILINGS ON THEIR BUSINESS

     The filing of bankruptcy petitions by the Debtors, and the publicity attendant thereto, will adversely affect the Debtors' business. The Debtors believe that any such adverse effects may worsen during the pendency of protracted bankruptcy cases if the Plan is not confirmed as expected.

     CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS

     Section 1122 of the Bankruptcy Code requires that the Plan classify Claims against, and Interests in, the Debtors. The Bankruptcy Code also provides that, except for certain Claims classified for administrative convenience, the Plan may place a Claim or Interest in a particular Class only if such Claim or Interest is substantially similar to the other Claims or Interests of such Class. The Debtors believe that all Claims and Interests have been appropriately classified in the Plan.

     The Bankruptcy Code also requires that the Plan provide the same treatment for each Claim or Interest of a particular Class unless the Holder of a particular Claim or Interest agrees to a less favorable treatment of its Claim or Interest. The Debtors believe that they have complied with the requirement of equal treatment.

     To the extent that the Bankruptcy Court finds that the Plan does not satisfy these requirements, the Bankruptcy Court could deny confirmation of the Plan. Issues or disputes relating to classification and/or treatment could result in a delay in the Confirmation and Consummation of the Plan and could increase the risk that the Plan will not be consummated.

     RISK OF LIMIT ON CASH PAYMENTS TO HOLDERS OF GENERAL UNSECURED CLAIMS

     Under the Plan, each Holder of an Allowed General Unsecured Claim (which does not include any Convenience Claim) may elect to receive, in full satisfaction of and in exchange for its Allowed Claim (Class 5 Claim), either (a) payment in cash equal to 15% of the amount of the Allowed General Unsecured Claim (payable in one installment, without interest, on or as soon as practicable after the six-month anniversary of the Effective
Date) or (b) one Class A Share in Kaanapali Land for each $500 of Allowed General Unsecured Claim. However, Kaanapali Land will not pay more than $300,000 in cash in the aggregate to Holders of Allowed General Unsecured Claims, and if the aggregate of elections for cash payments by such Creditors exceeds $300,000 (i.e., $2,000,000 in Allowed General Unsecured Claims), each such electing Holder will receive a pro rata share of $300,000 and will receive Class A Shares equal to one Class A Share for each $500 of the balance of its Allowed Claim. As a result, the cash portion and value of distributions to be made to General Unsecured Claims will be diluted to the extent that Allowed General Unsecured Claims not electing Class 5.1 Convenience Class treatment exceeds $2,000,000.

B.   FACTORS AFFECTING THE VALUE OF THE SECURITIES TO BE ISSUED
     UNDER THE PLAN

     VARIANCES FROM PROJECTIONS

     The fundamental premise of the Plan is the deleveraging of the Debtors and the implementation and realization of the Debtors' business plan, as reflected in the Projections contained in this Disclosure Statement. The Projections reflect numerous assumptions concerning the anticipated future performance of the Reorganized Debtors, some of which may not materialize. Such assumptions include, among other items, assumptions concerning the general economy, property values, the ability to sell land to raise cash, adequate reserves or other financial provisions for contingent liabilities and the ability to control future operating expenses. The Debtors believe that the assumptions underlying the Projections are reasonable. However, unanticipated events and circumstances occurring subsequent to the preparation of the Projections may affect the actual financial results of the Reorganized Debtors. Therefore, the actual results achieved throughout the periods covered by the Projections necessarily will vary from the projected results, and such variations may be material and adverse.

     Moreover, the estimated percentage recovery by Holders of Senior
Debt, COLA Notes and General Unsecured Claims who elect to receive Kaanapali Land Shares are based upon the Debtors' estimate of the value of the Kaanapali Land Shares on the Effective Date. Because the market and economic conditions upon which such values are based are beyond the control of the Debtors, the actual value of the recovery necessarily will vary from the estimate. Such variations may be material and adverse. As set forth in the Projections, it is not contemplated that Kaanapali Land will make any distributions to its shareholders through the end of the year 2005.

     LACK OF TRADING MARKET

     There can be no assurance regarding the future development of a trading market for the Class A Shares in Kaanapali Land, the ability of Holders thereof to sell their Class A Shares or the price for which such Holders may be able to sell their Class A Shares. Kaanapali Land is under no obligation to cause its shares to be listed on any securities exchange or quoted for trading on any automated quotation system. If a market were to develop, the trading prices of the Class A Shares will depend on many factors, including factors beyond the Reorganized Debtors' control. Unless Kaanapali Land issues additional shares over time to third parties, the expected market capitalization and public float of the Class A Shares may be too limited for an adequate trading market to develop. Furthermore, the liquidity of, and trading market for, the Class A Shares may be adversely affected by price declines and volatility in the market for similar securities, as well as by any changes in the Reorganized Debtors' financial condition or results of operations.

C.   RISKS RELATING TO THE REORGANIZED DEBTORS RISKS RELATED TO
     ENTITLEMENT PROCESS

     AHI's developable lands are located on the west side of the Island of Maui. The majority of the developable lands are located in the Kaanapali resort area. There are an additional 235 acres in the Lahaina, Maui area, known as Wainee Land, that may be developable. The Kaanapali development lands have been the subject of a community-based planning process that commenced in 1999 for the Kaanapali 2020 Development Plan. The Kaanapali 2020 Development Plan includes a mix of resort residential units and some commercial and recreational development sites, as well as affordable housing. Any development plan for any of the Debtors' land, including the Kaanapali 2020 Development Plan and the Wainee Land development, will be subject to approval and regulation by various state and county agencies and governing entities, especially insofar as the nature and extent of zoning, improvements, building, transportation, water management, environment and health are concerned. In Hawaii, governmental entities have the right to impose limits or controls on growth in their communities through restrictive zoning, density reduction, impact fees and development requirements, which may materially affect utilization of the land and the costs associated with developing the land. There can be no assurance that Kaanapali Land will be successful in obtaining the necessary zoning and related entitlements for development of the Maui lands.

     At the state level, all land in Hawaii is divided into four land use classifications: urban, rural, agricultural and conservation. The majority of the Kaanapali 2020 Development Plan land is classified as either agricultural or conservation. In addition, there are approximately 84 acres of oceanfront land that are classified as urban. The Wainee Land is classified as agricultural. AHI believes that it will generally be able to develop that portion of its land for which it can obtain classification as an urban district from the State Land Use Commission. Conservation land is that land which is necessary for preserving natural conditions and cannot be developed. Agricultural and rural districts are not permitted to have concentrated development. Pursuant to the Kaanapali 2020 Development Plan, AHI intends to apply to the State Land Use Commission for reclassification of a portion of the agricultural lands to urban, but does not intend to apply for reclassification of the conservation lands.

     Development of the Kaanapali 2020 lands in accordance with the Development Plan will require, in addition to reclassification to urban, appropriate designation under the County of Maui general, community and/or development plans and the appropriate County zoning designation. The oceanfront lands have State of Hawaii urban classification and County of Maui hotel zoning. Oceanfront land in Hawaii is also subject to special regulatory scrutiny, and, prior to development, Kaanapali Land or any developer of the oceanfront lands will need to obtain a Special Management Area permit from the County of Maui Planning Commission. Obtaining any and all of these approvals can involve a substantial amount of time and expense, and approvals may need to be resubmitted if there is any subsequent, material deviation in current approved plans.

     In connection with seeking approvals from regulatory authorities of the Kaanapali 2020 Development Plan, AHI may be required to make significant improvements in public facilities (such as roads), to dedicate property for public use, to provide employee/affordable housing units and to make other concessions, monetary or otherwise. The ability of Kaanapali Land to perform its development activities may also be adversely affected by restrictions that may be imposed by government agencies and the surrounding communities because of inadequate public facilities, such as roads, water management areas and sewer facilities, and by local opposition to continued growth. However, as part of the Kaanapali 2020 Development Plan, AHI has included a large number of community members and local government officials in the development planning process. AHI hopes that this process will result in substantial support from local government and the community for the development plans.

     RISKS RELATED TO HAWAIIAN REAL ESTATE AND DEVELOPMENT MARKETS

     The Kaanapali 2020 Development Plan and the development of the Wainee Land are subject to the risks generally incident to the ownership and development of real property. These include the possibility that cash generated from sales will not be sufficient to meet Kaanapali Land's continuing obligations. This could result from inadequate pricing or pace of sales of properties or changes in costs of construction or development; adverse changes in Hawaiian economic conditions, such as increased costs of labor, marketing and production, restricted availability of financing, and adverse changes in local economic conditions and adverse changes in national and international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars) or in international political situations such as additional terrorist activity in the U.S. or abroad which lessen travel, tourism and investment in Hawaii; the need for unanticipated improvements or unanticipated expenditures in connection with environmental matters; changes in real estate tax rates and other expenses; delays in obtaining permits or approvals for construction or development and adverse changes in laws, governmental rules and fiscal policies; acts of God, including earthquakes, volcanic eruptions, floods and hurricanes; and other factors which are beyond the control of Kaanapali Land. Real estate ownership and development is subject to unexpected increases in costs.

     Kaanapali Land intends, from time to time and to the extent economically advantageous, to sell rezoned, undeveloped or partially developed parcels of the Kaanapali 2020 Development Plan lands and/or the Wainee Land and to develop the balance of the land for residential, resort, affordable housing and some commercial and recreational purposes. Any increase in interest rates or downturn in the international, national or Hawaiian economy could affect Kaanapali Land's profitability and sales.
The downturn in the Asian economy, particularly the Japanese economy, has had a profound effect on the Hawaiian real estate market. However, the Kaanapali resort area has historically enjoyed a significant mainland tourist market, which has resulted, beginning in the late 1990s, in a strong market for resort housing in the area. The September 11 attacks did have a material effect on tourism in the Kaanapali area immediately following the attacks, but as travel increases in the U.S., it is expected that the mainland tourism market in Kaanapali will recover.

     The current regulatory approval process for a development project can take three to five years or more and involves substantial expense. There is no assurance that all necessary approvals and permits will be obtained with respect to the current projects of the Debtors and future projects of Kaanapali Land. Generally, entitlements are extremely difficult to obtain in Hawaii. There is often significant opposition to proposed developments from numerous groups including native Hawaiians, environmental organizations, various community and civic groups, condominium associations and politicians advocating no-growth policies, among others.

     Other factors that could affect Kaanapali Land's business include the availability of construction materials and labor and changes in the cost thereof (including transportation costs) and any delays caused by resistance to development by environmentalists and Maui residents. The success of Kaanapali Land will be affected by competition from other projects of a similar nature on the island of Maui, and particularly on the west side of Maui.

     Kaanapali Land's real estate activities may be adversely affected by possible changes in the tax laws, including changes which may have an adverse effect on resort and residential real estate development. High rates of inflation adversely affect real estate development generally because of their impact on interest rates. High interest rates not only increase the cost of borrowed funds to developers, but also have a significant effect on the affordability of permanent mortgage financing to prospective purchasers. High rates of inflation may permit Kaanapali Land to increase the prices that it charges in connection with land sales, subject to economic conditions in the real estate industry generally and local market factors. There can be no assurance that Hawaiian real estate values will rise, or that, if such values do rise, Kaanapali Land's properties will benefit.

     RISKS RELATED TO HAWAIIAN GOLF MARKET

     Kaanapali Land will indirectly own the Waikele Golf Course on Oahu. The performance of golf courses in Hawaii depends heavily on the strength of the tourism industry in Hawaii. Thus, Kaanapali Land will be subject to the risks generally associated with operating tourism-related businesses. These include adverse changes in national and international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars) and in national and international political situations which lessen travel, tourism and investment in Hawaii. The performance of golf courses in Hawaii is also affected by competition from comparable courses in the surrounding areas. The Waikele Golf Course is not affiliated with an existing resort, but is located in a high-density residential area. Until the late 1990s, the Waikele Golf Course historically had a significant amount of Japanese tourist play as well as a high level of Hawaii resident play from the surrounding residential areas.

     During the 1980s and into the mid-1990s, Japanese visitors comprised as much as half of the total rounds played at certain courses in Hawaii. With the downturn in the Asian economy, there has been a significant drop in Japanese visitors and this has had a material effect on Hawaiian golf course rounds. The mainland tourism market was very strong, particularly on the neighboring islands, prior to the terrorist attacks of September 11, but this had little direct impact on the Waikele Golf Course. Since September 11, the Japanese visitor levels in Hawaii dropped precipitously and golf course rounds have dropped as much as fifty percent at some Hawaii golf courses.

     Since the initial reduction in the Japanese visitor levels in the mid-1990s, many courses have attempted to offset some of the loss from the tourism market by attracting local Hawaiian resident play. The Waikele Golf Course has been successful at increasing the Hawaii resident rounds at the course. Typically, Hawaii residents receive a significant discount on fees at most courses, known as "Kamaiina rates", so that it is difficult to maintain the revenue levels achieved with a greater number of tourist rounds than resident rounds. Additionally, a new golf course opened recently, the Coral Creek Golf Course, which is within a few miles of the Waikele Golf Course and competes heavily for the resident and tourist rounds. While the Debtors are not aware of any new golf courses planned, there can be no assurance that additional courses will not be developed, which will compete with the Waikele Golf Course.

     RISKS RELATING TO HAWAIIAN, U.S. AND WORLD ECONOMIES GENERALLY

     Kaanapali Land's businesses will be subject to risks generally confronting the Hawaiian, U.S. and world economies. All of Kaanapali Land's tangible property will be located in Hawaii (with the possible exception of the minority interest in the Seattle Olympic Hotel discussed above in Section III.A.). As a result, Kaanapali Land's revenues will be exposed to the risks of investment in Hawaii and to the economic conditions prevalent in the Hawaiian real estate market. While the Hawaiian real estate market is subject to economic cycles that impact tourism and investment (particularly in the United States and Japan and other Pacific Rim countries), it is also influenced by the level of economic development in Hawaii generally and by external and internal political forces.

     The attacks of September 11 on the World Trade Center and the Pentagon have had an adverse impact on the U.S., world and Hawaiian economies, which in turn have reduced discretionary income available for travel or the purchase of retirement or vacation homes. These events also negatively impacted the desire of people to travel, particularly by air; the number of international visitors to the United States, particularly from Japan upon which Hawaii relies most heavily, decreased as the United States became perceived to be a higher risk destination. In addition, a perception developed that because the United States was now at war, it no longer sought leisure travelers from abroad. Though these attitudes have abated somewhat in the past few months, there is no assurance that future events will not occur that would further dampen the inflow of money to Hawaii. Thus, it is clear that Hawaii is subject to higher risks than other portions of the United States due to its disproportionate reliance on air travel and tourism. The visitor industry is Hawaii's most important source of economic activity, accounting for more than a quarter of Gross State Product. The state is now in the midst of a sharp downturn in tourism-related activities, which started even before the September 11 events but was made worse by them. Though the national economy has shown signs of emerging from the current recession, it is not clear whether, or when, the rebound will translate to a significant improvement in the markets in which Kaanapali Land will participate.

     Because of the foregoing considerations, the risks associated with the large reliance of Hawaii on a visitor base from foreign countries has exacerbated Hawaii's economic problems. The greatest loss of visitor business to the state has been from the international market. The international visitor count was down 44% in September from a year before and down 50% in October. Japan, which comprises approximately 90 percent of international passenger count, has been mired in a sharper recession and longer decline than the U.S., dating back more than a decade. Japan is now experiencing its second recession in three years. There can be no assurance that the visitor count will return to pre-September 11 levels or that the Japanese economy (or those of other countries supplying significant tourism dollars to Hawaii) will recover sufficiently to return international visitation to historical norms.

     In Hawaii, real estate values generally have decreased significantly from levels experienced during the late 1980s and early 1990s, in large part because of the considerations expressed above. This is particularly true for land that is not entitled for commercial, resort or residential development. Though it is expected that Kaanapali Land's efforts to obtain necessary entitlements will add value to its assets, there can be no assurance that the general level of Hawaiian real estate values will rise, or that if such values do rise, Kaanapali Land's properties will benefit sufficiently to achieve significant returns on its current asset values. There is also no assurance that market factors will not cause further declines in such valuations.

     ENVIRONMENTAL RISKS AND ENVIRONMENTAL REGULATION

     Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous toxic substances at, on, under or in its property. The costs of such removal or remediation of such substances could be substantial. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell or rent such real estate or to borrow using such real estate as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for the release of asbestos-containing material into the air, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injuries associated with such materials, and prescribe specific methods for the removal and disposal of such materials.

     The AHI Debtors are currently engaged in, or are on notice of, a number of environmental matters.

     There is an ongoing cleanup arising out of the discovery of diesel found in the soil and groundwater at the Pioneer Mill Site. Pioneer Mill reported the release to the Hawaii Department of Health ("HDOH"). Pioneer Mill is in the process of excavating the petroleum-contaminated soil from the site. The extent, if any, of groundwater contamination is not known at this time. Also, with respect to Pioneer Mill, on April 4, 2001, the HDOH wrote a letter to Pioneer Mill requesting information relating to possible soil and/or water contamination at the mill and a response to the letter was provided. This letter suggests that the HDOH or some other governmental agencies may show an interest in the environmental conditions relating to or arising out of the former operations of Pioneer Mill. Finally, although most of the asbestos has been removed from the mill and equipment, there are some asbestos containing materials remaining that may impose remediation costs on the Debtors, at such time as the equipment is sold or the materials are disturbed if the mill is demolished or redeveloped.

     With respect to operations arising out of or in connection with Lihue Plantation, two releases of diesel oil occurred at the unloading transfer pump station at the Lihue Plantation mill. In both cases, emergency response measures were initiated. A work plan has been filed with the HDOH and recovery and monitoring wells have been installed at the site. On February 23, 2001, the HDOH issued a high priority site letter to the Lihue Plantation. The letter listed a number of areas of potential environmental concern and a response was provided. This letter may indicate that the HDOH or some other governmental agencies may be interested in future cleanups at the property. The Lihue mill and the remaining equipment thereon contain asbestos-containing materials and the HDOH may impose remediation costs on the Debtors, at such time as the equipment is sold or the materials are disturbed if the mill is demolished or redeveloped. Visionary LLC, a private party, has indicated that it may require additional cleanup of an herbicide mixing plant located on land it purchased from Lihue Plantation. Finally, the State of Hawaii, Department of Hawaiian Home Lands has demanded that Lihue Plantation perform significant cleanup of land leased on Kauai known as Anahola.

     The Non-Debtors are engaged in, or are on notice of, a number of environmental issues, as described below.

     As a result of an administrative order issued to Oahu Sugar by the HDOH, Order No. CH 98-001, dated January 27, 1998, Oahu Sugar is currently engaged in environmental site assessment of lands it leased from the U.S. Navy and located on Waipio Peninsula. Sampling and investigation is underway.

     On or about January 27, 1998, Oahu Sugar received an administrative order for response action from the State of Hawaii, Department of Health, CH 98-002, requiring Oahu Sugar to do a site assessment and engage in an appropriate response action at a site in Ewa, Hawaii. The matter is dormant for now.

     Oahu Sugar has received a notice of potential responsibility from the Bank of Hawaii in connection with the alleged contamination of certain lots in the Aiea industrial area that await conveyance to the City of Honolulu for use as a community center. The bank apparently acquired this land in a foreclosure and allegedly has discovered some lead and petroleum contamination. Based on a preliminary review of the facts, it appears that Oahu Sugar may have owned a sugar mill on the site for a short period of time, perhaps less than four months in 1947. In any event, Oahu Sugar is in the preliminary stages of its investigation.

     On February 23, 2001, the State of Hawaii, Department of Health, issued a high priority site letter to Kekaha Sugar Company, Limited ("KSCo"). The letter listed a number of areas of potential environmental concern. A response was provided. This letter may indicate that the Department of Health or some other governmental agencies may be interested in future cleanups at the property. The KSCo mill and the remaining equipment thereon contain asbestos-containing materials that may impose remediation costs on KSCo and potentially on one of the Debtors, The Lihue Plantation Company, Limited, at such time as the equipment is sold or the materials are disturbed if the mill is demolished or redeveloped. On
May 10, 2001, KSCo notified the HDOH of a release of used oil from an above-ground storage tank at the former Kekaha Sugar mill. Additional response activities may be required.

     APDC has discovered chlorinated solvents in the groundwater at the former Oahu Sugar Waipahu Mill site. The contamination does not appear in high concentrations. APDC is unable to identify with certainty the treatment options, if any, that the state authorities may require or approve for the site, or the costs of same.

     Amfac Land Company Limited, which is a Debtor, has received a notice of some alleged environmental issues relating to algae growth and the alleged improper abandonment of a wastewater treatment plant owned by Amfac Property Investment Corp., a non-Debtor, in Lahaina, Maui.

     See the Form 10-K of the Company attached hereto as Exhibit B for a further discussion of material litigation and other claims related to environmental issues impacting AHI and its subsidiaries, including those that are Non-Debtors.

     Neither the AHI Debtors nor the Non-Debtors can give assurances that they are aware of all potential environmental liabilities that may exist relating to their properties. To the extent that the AHI Debtors are able to predict the financial impact of its environmental issues during the period for which projections are provided hereunder, they have taken such impact into account in such projections. However, because such predictions are subject to numerous risks and contingencies, there can be no assurance that the amounts so used (nor the timing thereof) are accurate, nor that the actual amounts when known will not be materially different.

     RISKS RELATED TO NORTHBROOK BUSINESS OPERATIONS AND TAXES ARISING FROM AUDIT ADJUSTMENTS

     Following the consummation of the Plan and the Mergers, Kaanapali
Land will succeed to the liabilities of Northbrook as well as liabilities of FHTC which are left unimpaired by the Plan. Northbrook and FHTC have conducted various other businesses in the past and, while management of the Reorganized Debtors does not believe that these liabilities would have a material adverse effect on the Reorganized Debtors, there can be no guarantees that there will be no such effect.

     In addition, Northbrook, FHTC, the Debtor and Non-Debtor Subsidiaries and other subsidiaries of Northbrook (the "NORTHBROOK GROUP") have filed consolidated federal income tax returns. As such, each member of the Northbrook Group is severally liable for the federal income tax liabilities of all of the members of the Northbrook Group. The Plan leaves the rights and Claims of taxing authorities in respect of the Debtors unaffected and unimpaired. Accordingly, the Reorganized Debtors may be liable for taxes owing by reason of adjustments to taxes of current or former members of the Northbrook Group which may be successfully asserted upon future audit by the Internal Revenue Service ("IRS") or other taxing authorities. The IRS has previously proposed substantial adjustments to the federal income taxes of the Northbrook Group upon audit of various tax years prior to 1998. All such audits have been settled for amounts which were not material to Northbrook. While management of the Reorganized Debtors believes that the tax returns of Northbrook and its subsidiaries are correct as filed, there can be no assurance that IRS audits for 1998 and subsequent years or audits by other taxing authorities, which have not yet been completed, will not result in additional tax liability which, prior audit settlements notwithstanding, could be substantial.

     In addition, a subsidiary of Northbrook is a defendant in approximately [75] lawsuits alleging damages based on exposure to asbestos, allegedly based on such subsidiary's prior business operations. Other asbestos Claims have been settled by such subsidiary in the past from insurance or with loans from Northbrook. Certain insurance was provided to such subsidiary by an affiliate of Northbrook formerly engaged in insurance and reinsurance. The policy was commuted in 2002, in return for a lump sum payment from such affiliate. The subsidiary has other insurance above its self-insured retention limits, but its availability to pay existing or future Claims is uncertain. Accordingly, there can be no certainty that such subsidiary will be able to satisfy all of its liabilities. Northbrook does not believe that it has liability, directly or indirectly, for such subsidiary's obligations.

     Although Kaanapali Land has reserves for tax and other potential liabilities, reflected in the Projected Balance Sheet attached hereto as EXHIBIT C, which management of the Reorganized Debtors believe to be adequate, it is possible that the Reorganized Debtors could incur tax or other liabilities which could materially exceed these reserve amounts or which could have a material adverse effect on Kaanapali Land.

     INABILITY TO UTILIZE PENSION PLAN ASSETS; TAXES RELATIVE TO
DISTRIBUTION OF PLAN ASSETS

     Northbrook maintains the Pension Plan for Bargaining Unit Employees of Amfac Plantations (the "PENSION PLAN") which currently has assets in excess of projected benefit obligations of approximately $_________ million as reflected on its December 31, 2001 balance sheet attached as EXHIBIT F. The Northbrook Merger will enable Kaanapali Land to seek to use the excess assets of the Pension Plan to provide liquidity to complete its land development business plan. However, in order for the excess assets to be available for use, Kaanapali Land must terminate the Pension Plan. Upon Pension Plan termination, all participants must be fully vested in their accrued benefits under the Pension Plan, and annuity contracts must be purchased to provide for the required payment of benefits to participants and beneficiaries. Because the cost of currently purchasing annuity contracts for fully vested benefits on Pension Plan termination may likely be greater than the cost of benefits as calculated for the Pension Plan on an ongoing basis, the excess assets actually available upon Pension Plan termination may be less than the amount reflected above. In addition, if the excess assets are distributed to Kaanapali Land, Kaanapali Land must pay an excise tax of up to 50% of the amount it receives as well as income tax on the amount of gain recognized by Kaanapali Land on such distribution.

     LACK OF CASH FLOW FROM PRIMARY BUSINESS

     The ability to generate any return on an investment in Kaanapali Land will depend on Kaanapali Land being able to execute its business plan. As disclosed in the Projections, the successful execution of this business plan will require the sale of certain assets to be held by Kaanapali Land. Without such asset sales, there can be no assurance that AHI will be able to make any distributions on its membership interests and, even if it is able to sell such assets, because of the various risks described in this Disclosure Statement, there can be no assurance of the price at which the assets may be sold or whether such sales would be sufficient to generate a return to members.

     TAX RISKS OF THE PLAN TO THE REORGANIZED DEBTORS

     The tax consequences of the Plan to the Reorganized Debtors are not certain, and could result in material tax liabilities to the Reorganized Debtors. (See discussion under the heading "CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO THE REORGANIZED DEBTORS" in Section XII.B. below.)

     COMPETITION

     Competition is intense in the real estate development business generally and in Hawaii in particular. Competition in land development is based primarily on location, land use, designation, availability of capital, timing of development and price. In addition, a substantial number of real estate investment partnerships and other entities are presently managed or advised by or through affiliates which may be in competition under some circumstances with Kaanapali Land for real property investments. Affiliates also invest in real estate for their own accounts.

Other than in connection with Kaanapali Land, JMB Realty Corporation and its affiliates do not currently have any interest in real estate in Hawaii.

However, JMB Realty Corporation and its affiliates are not restricted from acquiring, owning or developing real property in Hawaii, either for their own accounts, jointly with others through partnerships or other investment vehicles or for third parties. There is no obligation that affiliates present to Kaanapali Land any particular investment or development opportunity that comes to its or their attention. Affiliates may acquire and develop properties located nearby or adjacent to Kaanapali Land properties.

     SIGNIFICANT INFLUENCE OF PRINCIPAL MEMBER

     Upon exiting from bankruptcy proceedings, Pacific Holdings and its affiliates will own not less than 85% of the outstanding membership interests in Kaanapali Land, and more if a significant percentage of COLA Holders elect the cash option under the Plan. In addition, Pacific Holdings will manage Kaanapali Land. Through its ownership position, it is expected that Pacific Holdings and its affiliates will control all matters that will be submitted to a vote of the members.

     THE RIGHTS OF HOLDERS OF INDEBTEDNESS OF THE DEBTORS WILL DIFFER AS HOLDERS OF MEMBERSHIP INTERESTS IN KAANAPALI LAND

     Delaware law applicable to limited liability companies and the operating agreement will govern the rights of members of Kaanapali Land. These rights will be significantly different from the rights of a Holder of outstanding indebtedness of the Debtors. As an equity Holder in Kaanapali Land, the interests of the prior Holders of indebtedness will be subordinate to all debt of Kaanapali Land.

D.   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Disclosure Statement contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Debtors. The words may, will, should, could, expects, plans, anticipates, believes, estimates, predicts, potential, or continue or the negative of such terms and other comparable terminology identify these forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described above under the caption "Risk Factors To Be Considered." You should understand that the factors described below, in addition to those discussed elsewhere in this Disclosure Statement, could affect the reorganized Debtors' future results and could cause those results to differ materially from those expressed in such forward-looking statements. These factors include, without limitation, changes in national and Hawaiian economic conditions, competitive market conditions, uncertainties and costs related to and the imposition of conditions on receipt of governmental approvals and costs of material and labor.

     NO PROJECTIONS OR OTHER FORWARD-LOOKING ANALYSES CONTAINED HEREIN
WERE PREPARED WITH A VIEW TO COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE DEBTORS' INDEPENDENT ACCOUNTANTS HAVE NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAVE NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO. FOR ADDITIONAL INFORMATION ABOUT THE DEBTORS AND THEIR OPERATING AND FINANCIAL CONDITIONS, PLEASE SEE THE AHI DEBTORS' ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 FILED WITH THE SEC AND ATTACHED TO THIS DISCLOSURE STATEMENT AS EXHIBIT B.


                XI.  CERTAIN OTHER LEGAL CONSIDERATIONS

A.   SECTION 1145 OF THE BANKRUPTCY CODE

     The Reorganized Debtors intend to rely on section 1145(a) of the Bankruptcy Code to exempt from registration under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and any applicable state securities laws, the issuance of any Kaanapali Land Shares pursuant to the Plan to Holders of Claims and Interests in exchange for their Claims or Interests. Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities from the registration requirements of the Securities Act if the following conditions are satisfied: (i) the securities are issued by a debtor (or its affiliate or successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against, and interest in, or a claim for administrative expense or interest in the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such an exchange for cash or property. The Debtors believe that, as the issuers of the security and debtors under the Plan, they are entitled to the exemption from registration under section 1145(a) of the Bankruptcy Code.

     The Kaanapali Land Shares, subject to the exemption from registration under Bankruptcy Code section 1145(a) may be resold by the Holders thereof without restriction, except for any such Holder that is deemed to be an "underwriter" as defined in section 1145(b) of the Bankruptcy Code. An "underwriter" is defined as any person who (i) purchases a Claim against, or an interest in, a debtor with a view toward distribution of any security issued pursuant to a plan of reorganization for the Holders of such securities, (ii) offers to sell securities issued pursuant to a plan of reorganization for the Holders of such securities, (iii) offers to buy securities, if the offer to buy is made with a view toward distribution of such securities or (iv) is an issuer within the meaning of section 2(11) of the Securities Act. Section 2(11) of the Securities Act provides that the term "issuer" includes all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with an issuer of securities. Under Rule 405 of Regulation C under the Securities Act, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities, by contract or otherwise. Moreover, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns at least 10% of the voting securities of a reorganized debtor may be presumed to be a control person.

B.   REGISTRATION AND RULE 144

     Holders of securities who are deemed to be "underwriters" within the meaning of section 1145(b)(1) of the Bankruptcy Code or who may otherwise be deemed to be "affiliates" of, or to exercise "control" over, the Debtors within the meaning of Rule 405 of Regulation C under the Securities Act may, under certain circumstances, be able to sell their securities pursuant to the more limited safe harbor resale provisions of Rule 144 under the Securities Act. Generally, Rule 144 provides that, if certain conditions are met (e.g., one-year holding period with respect to "restricted securities," volume limitations, manner of sale, availability of current information about the issuer, etc.), (a) any person who resells "restricted securities" and (b) any "affiliate" of the issuer of the securities sought to be resold will not be deemed to be an "underwriter" as defined in section 2(11) of the Securities Act. Under paragraph (k) of Rule 144, the aforementioned conditions to resale will no longer apply to restricted securities sold for the account of a Holder who is not an affiliate of the Debtors at the time of such resale and who has not been such during the three-month period next preceding such resale, so long as a period of at least two years has elapsed since the later of (i) the Effective Date and
(ii) the date on which such Holder acquired his or its securities from an affiliate of the Debtors.

       XII.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A.   GENERAL

          THE FOLLOWING DISCUSSION SUMMARIZES CERTAIN ANTICIPATED U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS PROPOSED IN THE PLAN FOR HOLDERS OF CLASS 4 COLA NOTE CLAIMS, HOLDERS OF CLASS 5 GENERAL UNSECURED CLAIMS, AND TO THE REORGANIZED DEBTORS. THE SUMMARY IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "IRC"), THE TREASURY REGULATIONS PROMULGATED THEREUNDER, JUDICIAL AUTHORITY, AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE, ALL AS IN EFFECT AS OF THE DATE HEREOF AND ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECTS THAT COULD ADVERSELY AFFECT THE FEDERAL INCOME TAX CONSEQUENCES DESCRIBED BELOW.

     THE SUMMARY DOES NOT ADDRESS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF A CLAIM IN LIGHT OF ITS PARTICULAR FACTS AND CIRCUMSTANCES. THE SUMMARY DOES NOT ADDRESS ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO CERTAIN TYPES OF HOLDERS OF CLAIMS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE (FOR EXAMPLE, NON-U.S. TAXPAYERS, FINANCIAL INSTITUTIONS, BROKER-DEALERS, LIFE INSURANCE COMPANIES, AND TAX-EXEMPT ORGANIZATIONS). THE SUMMARY ASSUMES THAT HOLDERS OF COLA NOTE CLAIMS HOLD THEIR COLA NOTES AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE IRC. THE SUMMARY DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES.

     EVENTS SUBSEQUENT TO THE DATE OF THIS DISCLOSURE STATEMENT, SUCH AS ADDITIONAL TAX LEGISLATION, COURT DECISIONS OR ADMINISTRATIVE CHANGES, COULD AFFECT THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREUNDER.

     NO RULING WILL BE SOUGHT FROM THE IRS WITH RESPECT TO ANY OF THE TAX ASPECTS OF THE PLAN AND NO OPINION OF COUNSEL HAS BEEN OBTAINED BY THE DEBTORS WITH RESPECT THERETO. ACCORDINGLY, EACH HOLDER OF A CLAIM OR INTEREST IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN.

B.   CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO THE REORGANIZED
     DEBTORS

     No judicial or administrative authority addresses certain features of the Plan. For this reason, the tax consequences of the Plan to the Reorganized Debtors are uncertain. The IRS could conclude that the tax consequences to the Reorganized Debtors differ from the consequences described below, in which event the Reorganized Debtors could have material tax liabilities.

     MERGER OF NORTHBROOK INTO FHTC; MERGER OF FHTC INTO KAANAPALI LAND

     The Northbrook Merger and the Kaanapali Land Merger are each expected to qualify as a tax-free reorganization. Accordingly, none of Northbrook, FHTC or Kaanapali Land should recognize gain or loss upon the Northbrook Merger or the Kaanapali Land Merger.

     CANCELLATION OF DEBT ON EXCHANGE OF CLAIMS FOR KAANAPALI LAND STOCK
OR CASH

     The Plan provides for the exchange of Northbrook Senior Claims, COLA Holder Claims, AFI Claims and Class 5 General Unsecured Claims for stock of Kaanapali Land (or in the case of COLA Holder Claims or Class 5 General Unsecured Claims, cash to the extent a cash payment may be elected by the Holder.). As a result of these exchanges, the Debtors' aggregate outstanding indebtedness will be substantially reduced. In general, absent an exception, a debtor will realize and recognize cancellation of indebtedness income ("COD INCOME") upon satisfaction of its outstanding indebtedness for an amount less than its adjusted issue price. The amount of COD Income, in general, is the excess of (i) the adjusted issue price of the indebtedness satisfied over (ii) the amount of cash paid plus the fair market value of any other consideration (including stock of the debtor) given in satisfaction of the indebtedness at the time of the exchange. The Debtors expect the amount of COD Income resulting from the Plan to exceed $300 million, as determined for federal income tax purposes.

     A debtor will not, however, be required to include COD Income in gross income if the debtor is under the jurisdiction of a court in a Title 11 bankruptcy proceeding and the discharge of the debt occurs pursuant to that proceeding. Because each of AHI and FHTC will be party to a Title 11 bankruptcy proceeding at the time of the discharge and the discharge will occur pursuant to that proceeding, this exception should apply. This conclusion assumes in the alternative (i) that Northbrook may be viewed, when applying the bankruptcy exception, as being under the jurisdiction of the bankruptcy court (because AHI, for federal income tax purposes, is disregarded and treated as a division of Northbrook), (ii) that AHI would be regarded as the taxpayer for purposes of applying the bankruptcy exception, or (iii) that the discharge of debt occurs after the Northbrook Merger (as the Plan provides). The Reorganized Debtors do not believe that the IRS would challenge these assumptions and contend that the bankruptcy exception does not apply, and that in any event one or more of the assumptions should withstand any challenge. However, in the absence of authority there can be no assurance in this regard. In the event it were determined that the bankruptcy exception did not apply, the Reorganized Debtors would incur a substantial tax liability (although COD Income inclusion would be limited by a separate IRC exception).

     A debtor in a Chapter 11 case that is not required to include the amount of COD Income in gross income must instead (as of the first day of the next taxable year) reduce its tax attributes by the amount of excluded COD Income. In general, tax attributes will be reduced in the following order: (i) net operating losses for the year of the discharge and any net operating loss carryforwards, (ii) tax credit carryforwards, (iii) net capital loss for the year of the discharge and any capital loss carryforwards, and (iv) tax basis in assets (within limitations). The Debtors expect that, following the implementation of the Plan and after giving effect to other transactions expected to occur during the current taxable year, no significant amount of net operating loss or tax credit carryforwards will be available to Kaanapali Land for use in future taxable years.

     THE AFI DISTRIBUTION

     The Reorganized Debtors could be required to recognize gain on the AFI Distribution. Under proposed Treasury Regulations, the gain recognized would equal the amount, if any, by which the fair market value of the Kaanapali Land stock distributed to Kaanapali Land exceeded the tax basis of Kaanapali Land in its partnership interest in AFLP at the time of the distribution. Based on the estimated value of the Kaanapali Land Shares, determined as described in Section III.F. above, management of the Reorganized Debtors believes that, if the proposed regulations were applicable, Kaanapali Land's basis in its AFLP partnership interest would exceed the value of the Kaanapali Land stock distributed and no taxable gain would be recognized. However, it is possible that the IRS would ascribe a higher value to the distribution to Kaanapali Land. Accordingly, there can be no assurance that the AFI Distribution will not result in a taxable gain to Kaanapali Land.

C.   FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLAIMS TAX
     CONSEQUENCES OF AN EXCHANGE OF A COLA NOTE FOR COLA SHARES OR COLA SHARES PLUS CASH

     The federal income tax consequences to a Holder who exchanges a COLA Note for COLA Shares (including an exchange of a COLA Note for COLA Shares plus cash) will depend upon whether the exchange qualifies as a "reorganization" under section 368 of the IRC. Whether the foregoing exchanges will qualify as a reorganization will depend in part on whether COLA Notes are treated as "securities" within the meaning of the IRC provisions governing reorganization transactions. Whether a debt instrument constitutes a "security" is determined based upon all the facts and circumstances including the terms of the debt instrument, the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments are fixed, variable or contingent, and whether such payments are made on a current basis or accrued. Although no one factor is determinative, most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for federal income tax purposes. Such authorities have indicated that a term of less than five years is evidence that the instrument is not a security whereas a term of ten years or more is evidence that the instrument is a security.

     The COLA Notes have an original maturity of approximately 18 years. Based upon the original maturity and other relevant factors, the COLA Notes should be treated as securities for purposes of the reorganization provisions of the IRC. Accordingly, an exchange of a COLA Note for COLA Shares (or COLA Shares plus cash) should qualify as a "reorganization" under section 368 of the IRC. The following discussion assumes qualification of the exchange as a reorganization.

     A Holder of a COLA Note who exchanges a COLA Note solely for COLA Shares should not recognize any loss or gain on the exchange except that a Holder of a COLA Note should recognize ordinary income to the extent that COLA Shares received in the exchange are treated as received in satisfaction of accrued Mandatory Base Interest that was not previously included in the gross income of the Holder at the time of the exchange. (See "ACCRUED MANDATORY BASE INTEREST" below.) Certain Holders who exchange COLA Notes solely for COLA Shares may be affected by the market discount provisions of the Code. (See "ACCRUED MARKET DISCOUNT" below.)

     A Holder who exchanges a COLA Note solely for COLA Shares should obtain a tax basis in those COLA Shares equal to the tax basis of the COLA Note surrendered and the holding period for those COLA Shares should include the holding period of the COLA Note surrendered; PROVIDED that the tax basis of any COLA Shares treated as received in satisfaction of accrued Mandatory Base Interest (regardless of whether the interest was included in the gross income of the Holder at the time of the exchange) should equal the amount of the accrued interest and the holding period for the COLA Shares should not include the holding period of the COLA Note.

     A Holder who exchanges a COLA Note for COLA Shares plus cash should not recognize any loss and should recognize capital gain (subject to the "market discount" rules described below) to the extent of the lesser of (i) the amount of any gain realized on the exchange, and (ii) the amount of the cash received in the exchange. Based on the estimated value of the COLA Shares discussed above, Holders should note that it is unlikely that a gain would be realized unless the Holder's tax basis in the COLA Note is less than approximately 6 to 8% of the principal amount of the COLA Note. Gain realized on the exchange will equal the excess (if any) of (i) the fair market value (as of the Effective Date) of COLA Shares plus the cash received for a COLA Note (except to the extent that any amount is allocable to accrued Mandatory Base Interest (regardless of whether the accrued interest was included in the gross income of the Holder at the time of the exchange) over (ii) the Holder's tax basis in the COLA Note. Any gain should (subject to the "market discount" rules described below) be long-term capital gain if the COLA Note was held for a period of more than one year and short-term capital gain if held for a period of one year or less. A Holder of a COLA Note should also recognize ordinary income to the extent that COLA Shares and/or cash received in the exchange is treated as received in satisfaction of accrued Mandatory Base Interest and such interest was not previously included in the gross income of the Holder at the time of the exchange. (See "ACCRUED MANDATORY BASE INTEREST" below.) As indicated above, certain Holders who exchange a COLA Note for COLA Shares plus cash may be affected by the market discount provisions of the IRC. (See "ACCRUED MARKET DISCOUNT" below.)

     A Holder who exchanges a COLA Note for COLA Shares plus cash should obtain a tax basis in those COLA Shares equal to the tax basis of the COLA Note surrendered (increased by any gain recognized as determined above and decreased by the amount of cash received) and the holding period for COLA Shares should include the holding period of the COLA Note surrendered; PROVIDED that the tax basis of any COLA Shares treated as received in satisfaction of accrued Mandatory Base Interest (regardless of whether the interest was included in the gross income of the Holder at the time of the exchange) should equal the amount of the accrued Mandatory Base Interest and the holding period for the COLA Shares should not include the holding period of the COLA Note.

     Holders of COLA Notes should generally recognize loss or gain on a pre-Effective Date disposition of a COLA Note, or on a post-Effective Date disposition of any COLA Shares received in exchange for a COLA Note (including COLA Shares received in addition to cash in the event of a proration). See Section VIII.H. of this Disclosure Statement "KAANAPALI LAND COMPANY AGREEMENT: TRANSFERABILITY OF SHARES OF KAANAPALI LAND". Losses would be subject to the IRC's wash sale rules. Also, the IRC limits the deduction of capital losses.

     TAX CONSEQUENCES OF AN EXCHANGE OF A COLA NOTE SOLELY FOR CASH

     The exchange of a COLA Note solely for cash should be treated as a taxable exchange under Section 1001 of the IRC. In this case, a Holder of a COLA Note should recognize capital gain (subject to the "market discount" rules described below) or capital loss equal to the difference between (i) the amount of cash received in the exchange (except to the extent that the cash is allocable to accrued Mandatory Base Interest (regardless of whether the interest was included in the gross income of the Holder at the time of the exchange), and (ii) the Holder's tax basis in the COLA Note surrendered. The gain (subject to the "market discount" rules described below) or loss should be long-term capital gain or loss if the COLA Note was held for a period of more than one year and short-term capital gain or loss if held for a period of one year or less. A Holder who exchanges a COLA Note solely for cash should also recognize ordinary income to the extent that cash is received in satisfaction of accrued Mandatory Base Interest and such interest was not already included in the gross income of the Holder at the time of the exchange. (See "ACCRUED MANDATORY BASE INTEREST" below.)

     ACCRUED MANDATORY BASE INTEREST

     To the extent that COLA Shares and/or cash received in an exchange of a COLA Note is treated as received in satisfaction of accrued Mandatory Base Interest, a Holder of the COLA Note should recognize ordinary interest income equal to the fair market value (as of the Effective Date) of the COLA Shares and/or the amount of cash received, but only to the extent that the accrued interest was not already included in the gross income of the Holder at the time of the exchange. Holders of a COLA Note who previously included accrued unpaid Mandatory Base Interest in their gross income may be able to recognize a deductible loss to the extent the interest is not satisfied under the Plan.

     The extent to which COLA Shares and/or cash received in the exchange is properly attributable to accrued Mandatory Base Interest is unclear under existing authority. The Debtors intend to apply the COLA Shares and/or cash received by Holders of COLA Notes first to accrued and unpaid Mandatory Base Interest on COLA Notes and then to COLA Note principal. Under this allocation, approximately one-third of the COLA Shares and cash distributed to Holders of COLA Notes will be treated as payment of Mandatory Base Interest. In its information filing to the Holders of COLA Notes and the IRS, the Debtors intend to report Mandatory Base Interest income consistent with the above allocation.

     ACCRUED MARKET DISCOUNT

     Certain Holders of COLA Notes may be affected by the "market discount" provisions of IRC sections 1276 through 1278. Under these rules, some or all of the gain realized by a Holder may be treated as ordinary income instead of capital gain, to the extent of the amount of market discount on the COLA Note.

     In general, in the case of a note issued without original issue discount, market discount generally equals the excess of the stated redemption price of the note over the basis of the instrument in the hands of the Holder immediately after its acquisition by the holder. Market discount will accrue on a straight-line basis, unless the holder of the note elects to accrue such discount on a constant yield-to-maturity basis. Unless the holder of the note elects to include market discount in income currently as it accrues, accrued market discount will not be included in income until maturity of the note (or in certain circumstances, its earlier disposition).

     If a COLA Note was acquired with market discount, any gain recognized by a Holder (determined as described above) should be treated as ordinary income to the extent of the market discount that accrued thereon (unless the Holder previously elected to include market discount in income as it accrued) while the COLA Note was owned by the Holder. In the case of a Holder who exchanges a COLA Note for COLA Shares (or COLA Shares plus cash), any remaining accrued market discount (that was not recognized previously or, if cash was received, on the exchange) should carry over to the COLA Shares received for the note and any gain recognized on the subsequent sale, exchange, redemption or other disposition of the COLA Shares should be treated as ordinary income to the extent of the accrued market discount. Although the Debtors believe the foregoing treatment is likely, there is no exact precedent governing the carryover of market discount under the Plan. A Holder of a COLA Note with market discount should consult its tax advisor concerning the effect of the market discount provisions.

D.   FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLASS 5 GENERAL
     UNSECURED CLAIMS

     In general, a Holder of a Class 5 General Unsecured Claim should recognize taxable gain or loss for federal income tax purposes to the extent that a Class 5 General Unsecured Claim is surrendered in exchange for cash and/or Kaanapali Land Shares. The amount of taxable gain or loss would be based on the difference between the Holder's tax basis in the obligation from which the Class 5 General Unsecured Claim arose and the fair market value (as of the Effective Date) of any Kaanapali Land Shares plus any cash received by the Holder.

     The federal income tax treatment of any gain or loss recognized by a Holder of a Class 5 General Unsecured Claim (as long-term or short-term capital gain or loss or as ordinary income or loss) will depend upon a number of factors, including (a) the U.S. tax status of the Holder, (b) the Holder's method of accounting, (c) whether the obligation from which the Class 5 General Unsecured Claim arose constitutes a capital asset of the Holder, and if so, whether it has been held for more than one year, (d) whether the obligation from which the Class 5 General Unsecured Claim arose was purchased at a discount, and (e) whether and to what extent the Holder has previously claimed a bad debt deduction in respect of the obligation. In addition, the Holder's tax treatment may be affected if the Holder receives distributions with respect to the Class 5 General Unsecured Claim in more than one taxable year of the Holder. Holders of Class 5 General Unsecured Claims should consult with their own tax advisors to determine the tax consequences of the distributions to them in light of their own specific circumstances.

     A Holder who receives Kaanapali Land Shares in exchange for a Class 5 General Unsecured Claim should obtain a tax basis in that stock equal to the fair market value of the Kaanapali Land Shares as of the Effective Date, and the holding period for the Kaanapali Land Shares should begin on the day following the Effective Date. Such a Holder would be required, to the extent gain is recognized on a subsequent disposition of the Kaanapali Land Shares, to "recapture" as ordinary income any bad debt deduction taken by the Holder with respect to the obligation from which the Class 5 General Unsecured Claim arose and any ordinary loss taken by the Holder upon the receipt of the Kaanapali Land Shares in satisfaction of the obligation.

E.   TAX CONSEQUENCES OF OWNERSHIP OF KAANAPALI LAND SHARES

     As explained above, Kaanapali Land, although formed as a limited liability company, will elect to be taxed as a corporation for federal income tax purposes. Holders of Kaanapali Land Shares will be subject to the same federal income tax treatment as the Holders of shares in any domestic corporation. Accordingly, there will be no "pass through" of the income, deductions or other tax items of Kaanapali Land to the holders of its shares.

F.   INFORMATION REPORTING AND BACKUP WITHHOLDING

     Payments of Claims pursuant to the Plan are generally subject to information reported by the payor (the Debtors) to the IRS. Reportable payments are subject to backup withholding under certain circumstances. Under the Code's backup withholding rules, a Holder of a Claim may be subject to backup withholding at a rate of thirty percent (30%) with respect to distributions or payments made pursuant to the Plan, unless the
Holder: (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact; or (b) provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the taxpayer is not subject to backup withholding because of a failure to report all dividend and interest income.

G.   IMPORTANCE OF OBTAINING PROFESSIONAL TAX ASSISTANCE

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A HOLDER'S INDIVIDUAL CIRCUMSTANCES. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

   XIII.  ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

     The Debtors believe that the Plan affords Holders of Claims and Interests as a group the potential for the greatest recovery and, therefore, is in the best interests of such Holders. In fact, the Debtors believe that, except for distributions in accordance with the Plan, it is doubtful that COLA Holders would receive any distribution and it is also doubtful that General Unsecured Creditors would receive more than a de minimis distribution, if any, in a liquidation. The Plan as presented is the result of considerable negotiations among the Debtors, the Northbrook Senior Creditors and the Indenture Trustee.

     If, however, the requisite acceptances are not received, or the Plan is not confirmed and consummated, the Debtors expect that the Northbrook Senior Creditors will seek to lift the automatic stay and attempt to foreclose on the assets securing their debt, which may lead to protracted litigation regarding such action. Other theoretical alternatives include:
(a) the formulation of an alternative plan of reorganization by the Debtors or another interested party or (b) the liquidation of the Debtors under chapter 7 or 11 of the Bankruptcy Code. It is impossible to predict how creditors would be treated under any alternative to the Plan.


                  XIV.  CONCLUSION AND RECOMMENDATION

     The Debtors believe that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will result in the greatest recoveries to Holders of Claims and Interests. Consequently, the Debtors strongly urge acceptance of the Plan. For the reasons discussed in the accompanying letter from the Indenture Trustee, the Indenture Trustee fully supports confirmation of the Plan. The Indenture Trustee encourages COLA Holders to favorably consider voting for the Plan.

Dated:  May 10, 2002
                                  AMFAC HAWAII, LLC
                                  (for itself and on behalf of the
                                  other AHI Debtors)

                                  By:______________________________
                                  Name:  Gary A. Nickele
                                  Title: President


                                  FHT CORPORATION

                                  By:______________________________
                                  Name:  Gary A. Nickele
                                  Title: President


                                  COUNSEL:

                                  Brad B. Erens (IL 6206864)
                                  JONES, DAY, REAVIS & POGUE
                                  77 West Wacker Drive
                                  Chicago, Illinois 60601
                                  (312) 782-3939

                                  Richard M. Cieri (OH 0032464)
                                  Joseph M. Witalec (OH 0063701)
                                  JONES, DAY, REAVIS & POGUE
                                  North Point
                                  901 Lakeside Avenue
                                  Cleveland, Ohio 44114
                                  (216) 586-3939

                                  ATTORNEYS FOR DEBTORS AND
                                  DEBTORS IN POSSESSION

                                  David S. Curry (IL 6184327)
                                  Richard G. Ziegler (IL 6209241)
                                  MAYER, BROWN, ROWE & MAW
                                  190 South LaSalle Street
                                  Chicago, Illinois 60603
                                  (312) 782-0600


                                  SPECIAL COUNSEL FOR FHT
                                  CORPORATION

                               EXHIBIT A

                    JOINT PLAN OF REORGANIZATION OF
            AMFAC HAWAII, LLC, CERTAIN OF ITS SUBSIDIARIES
      AND FHT CORPORATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                               EXHIBIT B

                      ANNUAL REPORT ON FORM 10-K

                               EXHIBIT C

              PROJECTED BALANCE SHEET AS OF JUNE 30, 2002



                           [to be supplied]

                               EXHIBIT D

                         LIQUIDATION ANALYSIS


GENERAL

     The Bankruptcy Code requires that each Holder of an Impaired Claim or equity Interest either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date of the Plan, that is not less than the value such Holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. The first step in determining whether this test has been met is to determine, hypothetically, the dollar amount that would be generated from the liquidation of the Debtors' assets and properties in the context of a chapter 7 liquidation case. The gross amount of cash available would be the sum of the proceeds from the disposition of the Debtors' assets and the cash held by the Debtors at the time of the commencement of the chapter 7 case. Such amount is reduced by the amount of any Claims secured by such assets, the costs and expenses of the liquidation and such additional administrative expenses that may result from the termination of the Debtors' businesses and the use of chapter 7 for the purposes of liquidation. Any remaining net cash would be allocated to Creditors and shareholders in strict priority in accordance with section 726 of the Bankruptcy Code.

     If the Plan is not confirmed, and the chapter 11 cases are converted to cases under chapter 7 of the Bankruptcy Code, a trustee would be elected to liquidate the Debtors' assets. Pursuant to the Bankruptcy Code, the trustee would be entitled to up to a 25% fee of the first $5,000 disbursed, up to a 10% fee of the amounts disbursed between $5,000 and $50,000, up to a 5% fee of the amount between $50,000 and $1 million, and reasonable compensation not to exceed 3% of the amount disbursed in excess of $1 million.

     Under chapter 7, a secured Creditor whose Claim is fully secured would be entitled to full payment, including, without limitation, interest from the proceeds of the sale of its collateral. Unless its Claim is nonrecourse, a secured Creditor whose collateral is insufficient to pay its Claim in full would be entitled to assert an unsecured Claim for its deficiency. Claims entitled to priority under the Bankruptcy Code would be paid in full before any distribution to General Unsecured Creditors, including, without limitation, the chapter 7 trustee's fee and the amounts due to the professionals retained by the chapter 7 trustee. Funds remaining after payment of secured Claims, the costs of administering the chapter 7 case and liquidation, and priority Claims would be distributed pro rata to General Unsecured Creditors, and to the extent of any remaining funds, to stockholders.

     A general summary of the assumptions used by the Debtors in preparing this liquidation analysis follows. The more specific assumptions are discussed below.

     The Debtors have not engaged a third party investment adviser for the purposes of preparing the following analysis, in the interest of conserving as much of the Estates as possible for the stakeholders. The Debtors believe that their substantial experience in the marketing and sale of Hawaiian real estate, particularly in the sale of similar land parcels during the past few years, make any such engagement unnecessary.
Therefore, the Debtors prepared the analysis that follows, with some assistance from their professional advisors.

     The Debtors' management believes that liquidation under chapter 7 would result in significant diminution of the value of the Estates available for distribution as described below. However, such diminution in value is of secondary importance to the fact that the Debtors' primary secured Creditors (i) are Impaired even if all such assets were sold in an orderly liquidation of the Debtor's assets outside of bankruptcy over the next 12 months, (ii) have recourse Claims against each of the Debtors with significant assets, (iii) would have substantial deficiency Claims against the Debtors after their security is liquidated, and (iv) have obtained security on substantially all of the Debtors' real and certain personal property.

THE LIQUIDATION ANALYSIS

     The Debtors' management, with some assistance from their professional advisors, has prepared a hypothetical chapter 7 liquidation analysis to assist Holders of Impaired Claims and equity interests to reach a determination as to whether to accept or reject the Plan. Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Debtors' management, are inherently subject to economic, competitive and cost uncertainties and contingencies that are beyond Debtors' control. Accordingly there can be no assurance that any of the values or other assumptions on which the liquidation analysis relies would in fact be realized if the Debtors were in fact liquidated. In addition, any liquidation that would be undertaken would necessarily take place in future circumstances that cannot currently be predicted. Not the least of such uncertainties is the amounts that will be expended by the Debtors in the chapter 11 proceeding prior to the time that the case is converted to a chapter 7. The actual amounts of Claims against the Estates could vary significantly from the estimate set forth herein, depending on the Claims asserted during the pendency of the chapter 7 case. Moreover, this analysis does not include liabilities that may arise as a result of litigation, or the assertion of tax or other Claims that may further erode the Estates. This analysis also does not include potential recoveries from Avoidance Actions. No value was assigned to additional proceeds that might result from the sale of intangible assets, although it is not expected that any such amounts would be material. Therefore, the actual liquidation value of the Debtors could vary materially from the estimates provided herein.

     Moreover, the Debtors believe that the value of any distributions from the liquidation proceeds to each class of Allowed Claims in a chapter 7 liquidation would be less than the value of distribution under the Plan, because, apart from the other reasons expressed herein, such distribution in a chapter 7 case may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve all Claims and prepare for distributions. In the event that litigation were necessary to resolve Claims in the chapter 7 case, the delay could be further prolonged and administrative expenses further increased. The effects of this delay on the value of distributions under the hypothetical liquidation have not been considered.

     The values set forth in this liquidation analysis have not been subject to any review, compilation or audit by any independent accounting firm.

     The liquidation analysis is provided solely to disclose the effects of a hypothetical liquidation of the Debtors under chapter 7 of the Bankruptcy Code, subject to the assumptions set forth below, on the proceeds available to Creditors and equity Interests, and does not represent values that may be appropriate for any other purpose. Accordingly, while the liquidation analysis is necessarily presented with numerical specificity, if the Debtors were in fact liquidated commencing June 30, 2002, or at some other time, the actual liquidation proceeds could be materially lower, or higher, than the amounts set forth below and no representation or warranty can be or is being made with respect to the actual proceeds that could be received in a chapter 7 liquidation.

     Nothing contained in the liquidation analysis is intended or may constitute a concession or admission of Debtors for any other purpose.

GENERAL MANAGEMENT ASSUMPTIONS

     For purposes of this analysis, the "DEBTORS" are deemed not to include FHTC, since the assets of FHTC in a liquidation would only be available to the creditors of FHTC. Under the Plan, the only Creditors of FHTC that are impaired are the equity Holders and affiliated creditors, each of which has agreed to vote for the Plan. Thus "DEBTORS" for purposes of this liquidation analysis consists solely of the AHI Debtors.

     Of those direct or indirect subsidiaries of AHI that are not participating as Debtors in the Plan, it was assumed that, given the nature and amounts of their assets and liabilities (including any deficiency Claims that would likely be asserted by the Northbrook Senior Creditors to the extent that such subsidiaries had assets in excess of their secured third-party debt), they would not contribute any value to the Debtors.

     It was assumed that the liquidation would be administered on a consolidated basis among all Debtors given the guaranties of the primary secured debt and the COLAs by each such entity. The Debtors have also assumed the validity of the Northbrook Senior Claims. (See the discussion of the Northbrook Senior Claims in Section IV.D. of the Disclosure Statement). The secured Creditors assert a security interest in substantially all of the Debtors' assets, including the Debtors' cash because they have security interests in the proceeds of all formerly mortgaged properties. Although the Debtors agreed to provide the secured Creditors with additional security as they may request from time to time as described elsewhere in this Disclosure Statement, a trustee might succeed in asserting that the additional security mortgage placed on the "LOT 2" parcel of land at North Beach, Kaanapali, Maui, Hawaii was placed during the one-year preference period and thus would be disallowed. However, Northbrook has a superior mortgage as to an undivided one-half interest to Lot 2 that predates the preference period. Lot 2 is further subject to an option in a third party that may require the estate to wait until December 2005 to obtain sale proceeds from such lot. In order to show the impact of these possible Claims, management has presented two analyses, one made on the basis that all significant assets of the Debtors, including cash, are secured and one made on the basis that only the land assets are secured, other than a one-half interest in Lot 2 which is deemed not secured for purposes of such analysis. It was also assumed that Lot 2 would be sold when the option expired and in the meantime this future price, net of transaction costs, would be reduced to present value. In this second scenario, some expenses would be taxed against all indebtedness while others would serve only to reduce the recovery obtained by the unsecured creditors. Due to the intervening priority of administrative and priority creditors, no proceeds are available to the COLA Holders and the amount available to General Unsecured Creditors under Analysis 1 would equal zero and under Analysis 2 would be a modest amount.

     ESTIMATE OF NET PROCEEDS

     Estimates were made of the cash proceeds that might be realized from the liquidation of the Debtors' assets. The chapter 7 liquidation period is assumed to commence June 30, 2002 and to last 12 months following the appointment of a chapter 7 trustee. For purposes of the analyses, Debtors' estimated June 30, 2002 balances were used. There can be no assurance that the recoveries assigned to the assets would in fact be realized. Under section 704 of the Bankruptcy Code, an appointed trustee must, among other duties, collect and convert the property of the estate as expeditiously as is compatible with the best interests of the parties-in-interest. The liquidation analysis assumes that there would be pressure to complete the sales process within 12 months, particularly given the assumed beginning cash balance of the Debtors. The need to convert property to cash so rapidly is likely to have an adverse impact on the proceeds realized from the sale of the Debtors' assets. This is particularly true of unimproved land assets, where a potential buyer generally requires significant time to investigate the property and ensure that it may be improved as desired prior to purchase.

     For purposes of this analysis, it was assumed that, other than the land assets of the Debtors, and the improvements thereon, all receivables, other current assets and assets of the Debtors that are currently for sale had been reduced to cash prior to June 30, 2002. The land assets of the Debtors that are listed in the tables below were valued based on comparable recent land sales on Maui for comparable land, assuming that each parcel was marketed separately in the ordinary course of business over a 12-month marketing period. Given the forced nature of the sale, the fact that all property would be placed on the market at the same time, and the current listing of approximately 20,000 acres on Maui by another major landholder, it is estimated that the actual liquidation proceeds for these parcels would be significantly less than under an orderly "one-off" selling environment. The Debtors have estimated that such discount would be 25-35%, and 25% has been utilized in this analysis to be conservative. This factor does not take into account the further likely discount a buyer would apply to the purchase price because it would receive no representations from the seller nor would it have any recourse to the seller for damages in the event of defects in the property. All other non-cash assets, such as the deferred expenses and remaining equipment now on the Debtors' balance sheet, were considered to have no realizable value, net of selling expenses, in a liquidation scenario; except that the non-listed miscellaneous land assets of the Debtors were considered to have an aggregate value of $1 million. The Debtors' approximately 17% equity investment in Amfac Property Investment Corp. was assumed to have no value.

     ESTIMATE OF COSTS

     The Debtors' cost of liquidation under chapter 7 would include fees payable to a chapter 7 trustee, as well as those that might be payable to attorneys and other professionals that the trustee may engage. Further, costs of liquidation would include any obligations and unpaid expenses incurred by Debtors until conclusion of the chapter 7 cases. For purposes of this analysis, the estimated expenses of the Debtors in operating its businesses and the cost to the Debtors of conducting this chapter 11 proceeding through June 30, 2002, have been taken into account in the beginning cash balance projected for such date.

     Additional Claims would arise by reason of the breach or rejections of obligations incurred and executory contracts or leases entered into by the Debtors. It is possible that in a chapter 7 case, the wind-down expenses may be greater or less that the estimated amount. Such expenses are in part dependent on the length of time of the liquidation.

     DISTRIBUTION OF NET PROCEEDS UNDER ABSOLUTE PRIORITY

     The foregoing types of Claims, costs, expenses, fees and such other Claims that may arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of the proceeds would be made available to unsecured Claims. Under the absolute priority rule, no junior creditor would receive any distribution until all Senior Creditors are paid in full. The Debtors believe that in a chapter 7 case, General Unsecured Creditors would receive little or no distribution. In fact, there may be insufficient funds to pay administrative and priority Claims in full.

     After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in a bankruptcy and professional advisors to such trustee, as well as costs incurred during the chapter 11 case that are allowed by the court, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would likely prevail, (iii) wind-down operating costs that would be required to prepare the assets for sale, and (iv) substantial increase in Claims that would be satisfied on a priority basis, THE DEBTORS HAVE DETERMINED, AS SUMMARIZED IN THE FOLLOWING CHART, BASED ON THE DEBTORS' HYPOTHETICAL LIQUIDATION ANALYSIS AS PRESENTED HEREIN, THAT CONFIRMATION OF THE PLAN WILL PROVIDE EACH CREDITOR AND EQUITY HOLDER WITH A RECOVERY THAT IS NOT LESS THAN IT WOULD RECEIVE PURSUANT TO A LIQUIDATION OF THE DEBTORS UNDER CHAPTER 7 OF THE BANKRUPTCY CODE. IN FACT, THE LIQUIDATION ANALYSIS SHOWS THAT THE COLA HOLDERS WOULD RECEIVE NO DISTRIBUTION UNDER A HYPOTHETICAL LIQUIDATION.

            HYPOTHETICAL CHAPTER 7 LIQUIDATION ANALYSIS (4)
                             ($ Millions)
                          As of June 30, 2002

                                           Analysis 1 Analysis 2
                                           ---------- ----------

Cash and Cash Equivalents                  $      8.0  $     8.0
Secured Creditor Collateral
  Gross Liquidation Proceeds                     50.0       47.1
Other Real Estate Gross Liquidation Proceeds      0.0        2.9

ESTIMATED LIQUIDATION VALUE                 $    58.0  $    58.0

COSTS ASSOCIATED WITH SALE OF REAL ESTATE
  Selling Costs of Non Cash Assets
    (8% of liquidation value)                     4.0        4.0
  Other Liquidation Costs                         0.3        0.3
  Wind-Down Operating Costs (including
    severance/stay bonuses)                       2.0        2.0
TOTAL SALES COSTS                                 6.3        6.3

Gross Liquidation Proceeds                       58.0       47.1
Less:  Portion of Total Sale Costs to
  Secured Assets                                  6.3        5.9

                                                 51.7       41.2

Less:  3% Chapter 7 Trustee Fee                   1.3        1.2

NET PROCEEDS TO SECURED CREDITORS                50.4       40.0

Total Secured Claims                            188.0      188.0
Less:  Allowed Secured Claims                    50.4       40.0
Deficiency on Secured Claims                    137.6      148.0

ESTIMATED CASH AVAILABLE FOR CHAPTER 11
  ADMINISTRATIVE EXPENSE, CREDITORS AND
  OTHER PRIORITY CLAIMS                     $     0.0  $    10.9

Less:  Tax on Gain on Sale of Assets              4.0        4.0
  Post-Petition Terminated Employee Claims         .3         .3
  Chapter 11 Trade Claims                          .5         .5
  Chapter 7 Professional Fees                     1.0        1.0

          Total:                                  5.8        5.8

ESTIMATED CASH AVAILABLE FOR UNSECURED CLAIMS$     0.0$      5.1

ESTIMATED UNSECURED CLAIMS
Secured Creditor Deficiency Claim               137.6      148.0
COLAs                                           142.2      142.2
General Unsecured Claims                          4.0        4.0

          Total                                 283.8      294.2

DISTRIBUTIONS TO UNSECURED CREDITORS
Distribution Percentage                          0.0%      1.73%

COLA DISTRIBUTIONS
Initial COLA Distribution                         0.0        2.5
--------------------
     (4) Other than Lot 2 - Kaanapali North Beach, which was reduced to present value due to the existence of the option on the property, no net present value adjustment was made to the liquidation analysis presented in this table. Such an analysis, though appropriate, would only serve to reduce the recoveries realized by each class of creditor and would not change the conclusions to be drawn therefrom. Therefore, it was omitted from the analysis for sake of simplicity.

                                           Analysis 1 Analysis 2
                                           ---------- ----------

Less:  Turnover to Senior Debt                    0.0        2.5
NET COLA DISTRIBUTION                             0.0        0.0
COLA DISTRIBUTION PERCENTAGE                     0.0%       0.0%

SENIOR DEBT DISTRIBUTIONS
Initial Senior Debt Distribution                  0.0        2.6
Plus:  Turnover of COLA Distributions             0.0        2.5
Gross Senior Debt Distribution on Unsecured Claims0.0        5.1

SENIOR DEBT DISTRIBUTION PERCENTAGE ON
  UNSECURED CLAIMS                               0.0%      3.45%
TOTAL RECOVERY ON SENIOR DEBT                    50.4       45.1
TOTAL PERCENTAGE RECOVERY ON SENIOR DEBT        26.8%      24.0%

GENERAL UNSECURED CREDITOR DISTRIBUTION PERCENTAGE0.0%     1.73%



       % RECOVERIES IN HYPOTHETICAL LIQUIDATION ANALYSIS V. PLAN


                                           Analysis 1 Analysis 2
                                           ---------- ----------

SECURED CLAIMS (including unsecured
  deficiency portion)                          26.80%      24.0%
CHAPTER 11 ADMINISTRATIVE EXPENSE AND
  OTHER PRIORITY CLAIMS                         0.00% Unimpaired
GENERAL UNSECURED CLAIMS (other than unsecured
  deficiency portion of secured Claims)         0.00%      1.73%
SUBORDINATED UNSECURED CLAIMS (COLAs)           0.00%      0.00%


                            NOTES TO CHARTS
                            ---------------

     CASH AND CASH EQUIVALENTS

     Consists of all cash and money market fund investments held in banks or operating accounts and assumes an approximate decrease in cash balances of $[2.5 million] between the Petition Date and the date of the analysis.

     SECURED CREDITOR COLLATERAL/OTHER LIQUIDATION PROCEEDS

     The amounts presented represent a 25% discount from the Debtors' estimate of the proceeds that would be generated from the sale of each property if it were marketed separately during the 12 months from and after June 30, 2002, in an "unforced sale" scenario. See "ESTIMATE OF NET PROCEEDS" above for an explanation of this discount. The discount was not applied to Lot 2, one half of which is broken out separately in Analysis 2 as "Other Real Estate Gross Liquidation Proceeds", since this amount is already subject to an option price. (See footnote above.)

     COSTS ASSOCIATED WITH THE SALE OF REAL ESTATE

     SELLING COSTS OF NON-CASH ASSETS

     The 8% factor for selling costs includes brokerage commissions, title insurance, survey costs, environmental investigation reports and minimal site preparation costs that would be required even for an "as-is" sale, together with attorneys' fees directly attributable to the sale. In the Debtors' experience, this amount is an average that is appropriately applied to the assets as a whole. Given the nature of specific properties, it would be somewhat higher or lower in individual cases.

     OTHER LIQUIDATION COSTS

     This is an estimated amount for the costs of liquidation due to the chapter 7 process not in the other categories, including Claim management and distribution expenses. It is based on uncertain variables concerning the operating expenses that would be incurred and could be significantly higher or lower than the amount indicated.

     PORTION OF "TOTAL SALE COSTS" TO SECURED ASSETS

     The Total Sale Costs are apportioned to the Secured Debt based upon the percentage of assets secured. Under Analysis 1 and Analysis 2, these percentages were 100% and 94.2%, respectively.

     WIND-DOWN OPERATING COSTS

     As of the Effective Date, the Debtors anticipate that they will have reduced their annual operating expenses to approximately $4 million to $5 million per year, excluding costs associated with discontinued operations, Maui development costs and other ongoing project costs. The Plan does not anticipate significant further reductions in overhead and general administrative costs associated with the business. Though in a liquidation scenario certain reductions in force are likely to occur, the remaining employees associated with the Debtors' accounting and land sales functions would likely be required until the liquidation is complete. In addition, the trustee would likely need to offer significant severance/stay benefits to those employees judged critical to the liquidation which would substantially offset any cost savings from reductions in force. Office space in Honolulu and on Maui would continue to be needed to administer the sale of property. Personnel would also be required to dispose of equipment and other miscellaneous assets, even though such assets would generate little or no proceeds to the Debtors. If liquidation companies were instead utilized, they would require significant fees. Therefore, the amount included in the analysis ($2 million) was deemed reasonable over the expected 12-month liquidation period.

     SECURED CREDITOR PROCEEDS

     CHAPTER 7 TRUSTEES FEES

     Based on the percentages set forth above in "LIQUIDATION ANALYSIS - GENERAL", an approximately 3% total fee is likely.

     ALLOWED SECURED CLAIMS

     Analysis 1 is based on the secured creditors having a valid security interest in all significant assets of the Debtors. Analysis 2 is based on the secured creditors not having a valid security interest in cash and cash equivalents, or in the one-half interest in Kaanapali North Beach - Lot 2 owned by Kaanapali Development Corp. but otherwise having a valid security interest in all other significant assets of the Debtors. (See "GENERAL MANAGEMENT ASSUMPTIONS" above for a further explanation.)

ADMINISTRATIVE AND PRIORITY CLAIMS

     TAX ON GAIN ON SALE OF ASSETS; POST-PETITION TERMINATED EMPLOYEE CLAIMS; CHAPTER 11 TRADE CLAIMS

     In a chapter 7 liquidation, the Debtors would nevertheless have tax liabilities based on the difference between the tax basis of the properties and their selling price. Based on 40% of the difference between the current tax basis of the properties and the estimated net sale proceeds set forth above, it is estimated that the tax liability due to the liquidation would be approximately $4 million.

     Employee Claims are based on an estimate of one payroll period, plus miscellaneous Claims relative to employee benefits, accrued vacation, etc., that are anticipated to exist at the time of conversion to a chapter 7 case.

     Because the Debtors anticipate that they will be reasonably current on their other obligations, the other categories reflect approximately one month of activity. However, it is very difficult to estimate the true position of the Debtors at such time, because they depend in large measure in how the Chapter 11 Cases proceed prior to conversion and the conduct of Debtors' businesses during this interim period.

     PROFESSIONAL FEES

     Professional fees are based on the estimates of the Debtors for a liquidation that will necessarily encompass separate sales of property, dispositions of other land and personal property assets that will entail separate review of counsel for the various interested parties in the chapter 7 cases, likely procedural disputes concerning the liquidation process and proceeds of the liquidation, and accounting and financial consulting costs associated with the chapter 7 cases. An estimate of approximately $1,000,000 for the 12-month liquidation period is considered reasonable, but is subject to substantial uncertainty as to how the chapter 7 cases will be conducted, the success of the liquidation and the number and nature of disputes that arise during the course of the liquidation. If significant disputes arise that entail further litigation, the costs set forth herein could be substantially understated.

DISTRIBUTION ON UNSECURED CLAIMS

     The COLAs have an outstanding claim of approximately $142.2 million as of the Petition Date; however, the turnover provision in the Indenture requires that they give their entire recovery to the senior creditors. The deficiency amount for the secured creditors is the difference between the Allowed Claims amount and their total secured Claims. The other unsecured Claims are an estimate of Claims that existed as of the Petition Date that had not been paid under the chapter 11 case as of June 30, 2002. This is based on the amounts scheduled by Debtors in their Schedules filed with the Bankruptcy Court, and includes an estimate of $1 million for the amount of currently unknown Claims that ultimately are allowed by the Bankruptcy Court that might be asserted by other parties prior to the bar date. These amounts are subject to substantial contingencies and are (or will be) in some cases disputed and/or subject to offsets. The inclusion of such amounts in this analysis in no way constitutes an admission by Debtors that any such amounts are due or otherwise constitute actual and/or valid Claims. The Distribution Percentage is computed by comparing the Estimated Cash Available for Unsecured Claims with the sum of all unsecured claims as described above.

                               EXHIBIT E

                          KAANAPALI LAND, LLC
                              PROJECTIONS


     The Projections set forth below were prepared in connection with the formulation of the Plan and for the purpose of determining whether the Plan satisfies the feasibility standard under the Bankruptcy Code (see "Feasibility" discussion in Section IX of the Disclosure Statement). The primary business of Kaanapali Land will be the land development business of the Debtors, primarily the Kaanapali 2020 development plan. The Kaanapali 2020 development plan will take many years and significant expense to fully implement. The purpose of these Projections, therefore, is to indicate whether and to what degree Kaanapali Land will be able to generate cash flows adequate to allow Kaanapali Land the time to obtain the requisite governmental entitlements for development of its land pursuant to the Kaanapali 2020 development plan.

     The Projections indicate that the Reorganized Debtors should have sufficient cash flow to fund their operations as contemplated by the Plan through the Projection period.

     The Projections reflect numerous assumptions concerning the anticipated future performance of Kaanapali Land, some of which inevitably will not materialize. The Projections also reflect, among other things, assumptions concerning the general economy, tourism, property values, the ability to sell land to raise cash, adequate reserves or other financial provisions for contingent liabilities and the ability to control future operating expenses. Defined terms used, but not defined, in this Exhibit E are used as defined in the Disclosure Statement.

     The Company did not utilize general inflation assumptions in determining the projected revenues and expenses, but rather relied on the Company's historical experience and current expectations of future events. A significant portion of the revenue and expense items contained in the Projections relate to land sales, restructuring and actuarial experience, which are more likely to be affected by specific property related activities. For example, the net cash flows during the projected period associated with land development of Kaanapali Land's properties reflect expenses for real estate taxes for those properties, which taxes were included on the basis of the Company's experience with the real estate taxes for such properties rather than any general assumptions regarding changes in costs.

     The Projections were not prepared in accordance with generally accepted accounting principles. Nevertheless, the Debtors believe the Projections have been reasonably prepared and that they contain information that is relevant to creditors in assessing the feasibility of the Plan.
The realization of the results contained in the Projections are dependent upon market conditions and responses to market conditions that are subject to uncertainties due to possible changes in, among other things, the actual level of sales of properties, adverse changes in local, national or international economic conditions, restricted availability of financing, the general level of interest rates, the need for unanticipated improvements or expenditures in connection with environmental matters, changes in real estate tax rates or other operating expenditures, delays in obtaining permits or approvals for development, adverse changes in laws, governmental rules and fiscal policies, and other factors beyond the control of Kaanapali Land (see "Risk Factors to be Considered" in Section X in the Disclosure Statement). Accordingly, the actual cash flows and cash balances of Kaanapali Land during the projected periods shown in the Projections will vary from those presented herein and such variations may be material and adverse. Consequently the Projections are not guarantees of actual cash flows or cash balances and should not be considered a presentation of actual results.

                          KAANAPALI LAND, LLC
       Combined Operations Assuming Plan Approval June 30, 2002
For the Years Ending 2002 (Six Months Ending 12/31), 2003, 2004 and 2005



                                 PROFORMA (numbers in thousands)
                        ---------------------------------------------
                           2002
                         6 Months
                          Ending
                           12/31       2003        2004        2005
                        ---------------------------------------------
COMBINED NET CASH FLOW:
----------------------
  Land Development (1)     6,904       3,061      (1,712)      4,632
  Agriculture (2)            (91)        100         100         100
  Golf  (3)                  182         363         362         360
  Discontinued
    Operations (4)        (2,978)     (4,289)     (2,718)       (960)
  General and
    Administrative (5)    (3,642)     (5,239)     (4,025)     (4,195)
                        --------    --------    --------    --------

    Net Cash Flow            375      (6,004)     (7,993)        (63)

Beginning Cash
  Balance                 18,525      18,900      12,896       4,903

    Net Cash Flow            375      (6,004)     (7,993)        (63)
                        --------    --------    --------    --------

Ending Cash Balance
  (6)                     18,900      12,896       4,903       4,841
                        ========    ========    ========    ========

FOOTNOTES:
---------

1. Includes all revenues and associated expenses related to projected land sales for the period, including legal fees, selling commissions, project costs and other selling expenses. This line item also includes all development costs associated with the Kaanapali 2020 project, including legal expenses and related professional fees (i.e. land planners, architects, engineers, surveyors, etc.) and lease income, real estate taxes and related land maintenance costs associated primarily with the over 4,000 acres of land owns on Maui. Also reflected is debt service on the loan to Amfac Property Development Corp., which loan is secured by an approximate 15-acre industrial site located on the island of Oahu and has an outstanding principal balance of $2,850,000. Finally, this line item includes all overhead related to land sales, development and land maintenance, including rent, payroll and benefits, insurance and utilities.

2. Includes all revenues and expenses related to the seed corn operations on Maui, including payroll and benefits, the costs of materials and supplies (i.e., seed, fertilizer, fuel, etc.), equipment leases, repairs and maintenance, utilities and insurance.

3. Includes all revenues and expenses related to the operation of the Waikele Golf Course, including greens fees, golf cart and club rentals, merchandise sales, payroll and benefits, materials and supplies, capital expenditures, repairs and maintenance, insurance, utilities, equipment leases, advertising and promotion and debt service on the loan secured by the Waikele Golf Course, which loan has an outstanding principal balance of approximately $8,500,000 owed to a third party.

4. Includes revenues and expenses related to agricultural operations that have been shut down over the past several years together with other discontinued operations, including distribution, insurance and manufacturing operations. Such revenues consist of the anticipated proceeds from the sales of facilities and equipment associated with agricultural operations, recoveries related to a pending lawsuit and the sale of coffee bean inventories. Such expenses consist of shutdown expenses, including workers' compensation, retiree medical and retiree life payments, plantation cleanup costs (including those related to environmental matters), disposition costs of the facilities, equipment and inventories discussed above and various litigation expenses.

5. Includes expenses related to corporate overhead in Honolulu and Chicago including, among others, the accounting, tax, investor reporting, information services and human resources departments. Expenses primarily include those associated with payroll and benefits, severance, rent, professional services (primarily legal and accounting), insurance and workers' compensation. These expenses also include allocated costs related to certain officers of Kaanapali Land, which officers will be employed by an affiliate of Kaanapali Land, but who will spend a significant portion of their time working for Kaanapali Land and its affiliates. Such officers include Mr. Nickele and Mr. Lovelette.

6. Represents the estimate of cash balances at the end of each period assuming the Plan is approved, and the Mergers occur, on June 30, 2002, the maximum amount of cash is paid to holders of Class 4 Claims and Class 5 Claims on June 30, 2002 and December 31, 2002, respectively, and the cash flows of the Reorganized Debtors are as set forth above.

                               EXHIBIT F

              AUDITED FINANCIAL STATEMENTS OF NORTHBROOK


                           [to be supplied]